SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BUSINESS REPORT

(From January 1, 2007 to December 31, 2007)

THIS IS A SUMMARY OF THE ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	Corporate General

II.	Details of Business

III.	Management and Affiliated Companies

IV.	Matters on Executive Officers and Employees

Attachment: Korean GAAP Non-consolidated and Consolidated Financial Statements for the fiscal years 2007 and 2006 and Independent Auditor’s Report

I.	Corporate General

1.	Total Number of Shares, etc.

A.	Total Number of Shares

(As of December 31, 2007)	(Unit: shares)

	Type of Shares
Category	Common Shares	Total
I. Total Number of Authorized Shares	1,000,000,000	1,000,000,000
II. Total Number of Issued Shares	312,199,659	312,199,659
III. Total Number of Shares Reduced	36,997,259	36,997,259
1. Reduction of Capital	—	—
2. Share Retirement	36,997,259	36,997,259
3. Redemption of Redeemable Shares	—	—
4. Other	—	—
IV. Current Number of Issued Shares (II – III)	275,202,400	275,202,400
V. Number of Treasury Shares	71,515,577	71,515,577
VI. Current Number of Issued and Outstanding Shares	203,686,823	203,686,823

B.	Stockholders’ Equity and Par Value per Share

(As of December 31, 2007)					(Unit: in millions of Won, shares)

Category	Type	Stockholders’ Equity (Total Par Value)			Par Value of a Share
		Capital Stock in Financial Statements (a)	Total Par Value of Issued Shares (IV of ‘A’ x b)	Total Par Value of Issued and Outstanding Shares (VI of ‘A’ x b)	Par Value per Share (b)	Capital Stock /Total Issued Shares (a/IV of ‘A’)	Capital Stock / Outstanding Shares (a/VI of ‘A’)
Registered	Common Share	1,560,998	1,376,012	1,018,434	5,000	5,672	7,664
Total		1,560,998	1,376,012	1,018,434	5,000	5,672	7,664

*	Unit of Par Value per Share : Won

C.	Acquisition and Disposal of Treasury Shares

(1)	Current Status of Acquisition - Disposal of Treasury Shares

		(As of December 31, 2007)

Method of Acquisition	Type	Beginning of Term	Acquisition (+)	Disposition (-)	Retirement (-)	End of Term
Direct Acquisition pursuant to Article 189-2 Paragraph 1 of the Law	Common Share	70,273,052	4,425,000	16,645	4,425,000	70,256,407
	Preferred Share	—	—	—	—	—

Direct Acquisition for reasons other than those stated under Article 189-2 Paragraph 1 of the Law	Common Share	—	—	—	—	—
	Preferred Share	—	—	—	—	—

Subtotal	Common Share	70,273,052	4,425,000	16,645	4,425,000	70,256,407
	Preferred Share	—	—	—	—	—

Indirect Acquisition (e.g. Trust Contract)	Common Share	1,259,170	—	—	—	1,259,170
	Preferred Share	—	—	—	—	—

Total	Common Share	71,532,222	4,425,000	16,645	4,425,000	71,515,577
	Preferred Share	—	—	—	—	—

*	Disposal of Treasury Shares : 16,645 shares were disposed of on March 30, 2007 to make performance-based payments to the members of the Board of Directors.

(2)	Current Status of Share Retirement (As of December 31, 2007)

					(Unit: in millions of Won, shares)

Date of Retirement	Purpose of Retirement	Type of Shares Retired	Number of Shares Retired	Amount Retired	Period of Acquisition for Shares Retirement	Relevant Statute
August 3, 2007	To increase shareholder value	Common Share	2,058,000	91,454	May 23, 2007 ~ July 31, 2007	Securities and Exchange Act (Article 189)
December 20, 2007	To increase shareholder value	Common Share	2,367,000	104,875	October 11, 2007 ~ Dec.17, 2007	Securities and Exchange Act (Article 189)
Total		Common Share	4,425,000	196,329

*	Amount of Retirement does not include commission fees.

*Status of Share Retirement in Previous Fiscal Years

						(Unit: Won, Share)

Date of Retirement	Retirement Purpose	Type of Shares Retired	Number of Shares Retired	Amount of Retirement	Period of Acquisition of Shares Retired	Relevant Statutes
10/09/2002	To increase shareholder value	Common Share	3,122,000	167,207,040,000	September 2, 2002 ~ October 4, 2002	Securities and Exchange Act (Article 189)
01/06/2003	To increase shareholder value	Common Share	15,454,659	786,642,143,100	December 30, 2002	Securities and Exchange Act (Article 189)
06/20/2003	To increase shareholder value	Common Share	2,937,000	137,958,768,000	April 28, 2003 ~ June 13, 2003	Securities and Exchange Act (Article 189)
12/09/2003	To increase shareholder value	Common Share	5,836,600	273,545,075,500	October 21, 2003 ~ December 4, 2003	Securities and Exchange Act (Article 189)
07/03/2006	To increase shareholder value	Common Share	5,222,000	213,514,820,000	April 3, 2006 ~ June 26, 2006	Securities and Exchange Act (Article 189)
Total		Common Share	32,572,259	1,578,867,846,600	—	—
		Preferred Share	—	—	—	—

(3)	Current Status of the Execution and Termination of Treasury Share Trust Agreement

						(Unit: in millions of Won)

Category	Beginning of the Term		Execution (+)		Termination (-)		Term-End
	Amount	Number of Agreements	Amount	Number of Agreements	Amount	Number of Agreements	Amount	Number of Agreements
Specified Money Trust	100,000	2	—	—	—	—	100,000	2
Trust Agreement with an Asset Management Company	—	—	—	—	—	—	—	—
Share Acquisition Agreement with a Investment Company	—	—	—	—	—	—	—	—
Total	100,000	2	—	—	—	—	100,000	2

*	Terms of the Trust Agreements: March 9, 2007 ~ March 8, 2010 (3 years)

D.	Share Ownership Status of Employee Stock Ownership Association

(1)	Transaction with Employee Stock Ownership Association

There is nothing material to be reported.

(2)	Guideline for Exercising the Voting Rights of Employee Stock Ownership Association

•	Association Account: Employee Stock Ownership Association exercises the voting right in the same proportion as shares held in the association member account are voted.

•

Association Member Account: Employee Stock Ownership Association may exercise the voting right if the association (i) confirms a request by an association member to delegate his voting right or (ii) delegates the voting right to an association member if the association receives, within a minimum period of 7 days, the member’s intention to vote on the subjects of the General Meeting of Shareholders.

(3)	Shares Held by Employee Stock Ownership Association

(As of December 31, 2007)			(Unit: Share	)

Type of Account	Type of Shares	Balance at the Beginning of the Term	Term-End Balance
Association Account	Common Share	2,363,130	2,313,880
Association Member Account	Common Share	15,251,033	13,029,101

*	Due to the retirement of, or the membership withdrawal requests from, the employees, the number of shares held by the association and association member accounts as of March 7, 2008 is 14,826,609.

2.	Current Status of Voting Rights

(As of December 31, 2007)			(Unit: Share)
Category		Number of Shares	Note
Total Number of Issued Shares (A)	Common Share	275,202,400	—
	Preferred Share	—
Number of Shares without Voting Right (B)	Common Share	71,518,831	Note 1)
	Preferred Share	—
Number of Shares upon which Exercise of Voting Rights is Limited under law (e.g. the Securities and Exchange Act) (C)	—	—	Note 2)
Number of Shares with Revived Voting Rights (D)	—	—	—
Number of Shares upon which Voting Rights may be Exercised (E = A – B – C + D)	Common Share	203,683,569	—
	Preferred Share	—

Note 1)	Restricted Shares under the Commercial Code of Korea: 71,518,831 shares including Treasury Shares, Treasury Stock Fund and cross holdings (3,254 Shares)
Note 2)	Under the Securities and Exchange Act, no share has its voting rights restricted. However in appointing an audit committee member, any shareholder whose shareholding exceeds 3% of the total number of outstanding shares is limited to exercising his voting rights up to 3% of the total number of outstanding shares.

- As of December 31, 2007, out of the 9,870,546 shares that are held by the National Pension Fund, voting rights of 3,760,039 shares cannot be exercised regarding the appointment of an audit committee member.

3.	Matters on Dividend, etc.

A.	Matters on Dividend

The shareholder return policy of KT Corporation (“the Company”) is to pay its shareholders at least 50% of the adjusted net profit of the current term or more through cash dividends and acquisition of treasury stock of the Company.

B.	Dividend Paid during Last three Business Years

Category	26th Term	25th Term	24th Term
Par Value per Share (Won)	5,000	5,000	5,000
Net Profit of the Current Term (in millions of Won)	957,623	1,233,449	1,031,810
Net Profit per Share (Won)	4,635	5,877	4,877
Distributable Profit (in millions of Won)	3,917,153	3,572,049	2,978,377
Year-end Cash Dividend (in millions of Won)	407,374	416,190	636,872

Year-end Share Dividend (in millions of Won)		—	—	—
Cash Dividend Propensity (%)		42.5	33.7	61.7
Rate of Return on Cash Dividend (%)	Common Share	3.8	4.3	7.1
	Preferred Share	—	—	—
Rate of Return on Share Dividend (%)	Common Share	—	—	—
	Preferred Share	—	—	—
Cash Dividend per Share (Won)	Common Share	2,000	2,000	3,000
	Preferred Share	—	—	—
Share Dividend per Share (Share)	Common Share	—	—	—
	Preferred Share	—	—	—

*	Net profit per share is basic net income per common share.
*	Distributable profit is calculated by adding transferred amount from voluntary reserve to retained earnings before appropriation and then subtracting losses from sale of treasury shares and amount disposed from voluntary reserve from such amount.

II.	Details of Business

1.	Overview

A.	Present Conditions of the Industry

(1)	Characteristics of the Industry

The existing markets for fixed-line telephones, high-speed Internet and mobile communications have reached their maturity. With technical advances and changes in customer demands, the communications industry has recently been moving toward convergence between different technologies or industries, such as convergence between fixed-lined communications and mobile communications or between telecommunications industry and broadcast industry. These converged media business, represented by IPTV opens up new opportunities for telecommunications carriers as it bridges telecommunication industries and broadcast industries. In the mobile communications market, the transition to 3G will become a turning point in shaping a new competition structure replacing the existing competition structure in the 2G market. In the current saturated communications market, increasing customer value has become increasingly important as fixed-line communications carriers offer integrated services such as the TPS/QPS (Triple/Quadruple Play Service), and mobile communications carriers also offer additional benefits to their clients.

(2)	Growth of the Industry

				(Unit: 1,000 persons)

Category	2003	2004	2005	2006	2007
Number of High-Speed Internet Subscribers	11,191	11,921	12,190	14,043	14,709
Number of Local Telephone Subscribers	22,877	22,871	22,920	23,119	23,130
Number of Mobile Phone Subscribers	33,592	36,586	38,342	40,197	43,497

*	Data presented by the Ministry of Information and Communication, Republic of Korea (www.mic.go.kr).

(3)	Characteristics of Market Fluctuations

The demand for communications services does not fluctuate greatly as such services are regarded as necessary for the modern life. However, if the Korean economy becomes sluggish and continues to be so in the future, such sluggish economy could have an adverse impact on KT’s business activities.

(4)	Competition Factors

(a)	Competing Companies

•	Local calls: Hanarotelecom, LG Dacom, etc.

•	Long distance calls: LG Dacom, Onse Telecom, Hanarotelecom, SK Telink, etc.

•	International calls: LG Dacom, Onse Telecom, Hanarotelecom, SK Telink, etc.

•	High-speed Internet: Hanarotelecom, LG Powercom, LG Dacom, Onse Telecom, SOs (cable television, relay wired broadcasting), etc.

•	Mobile communications: SK Telecom, LG Telecom, etc.

•	Internet telephones (VoIP): Hanarotelecom, SK Networks, SK Telink, Samsung Networks, LG Dacom, Korea Cable Telecom, etc.

•	IPTV: Hanarotelecom, LG DAcom

•	Mobile Internet (WiBro): SK Telecom

(b)	Market Penetration

•	Communication service providers: business operations approved by the Minister of Information and Communication

•	Specific telecommunications service providers: registration required

•	Value-added telecommunications service providers: reporting required

(c)	Competition Factors: service fees, product quality, brand value and competitiveness of the distribution network

(5)	Characteristics of Resource Supplies

(a)	Communications Equipment Procurement

In accordance with the Government’s u-IT839 policy to build a broadband convergence network (BcN) that can offer a range of different forms of services, the current trends are (i) converting a service providers oriented individual network to a customer oriented service convergence network for the Internet Protocol based backbone network and (ii) introducing a fiber-optic broadband network to provide a variety of services, such as Triple Play Services (TPSs). As such, KT purchased in the third quarter of 2007: (i) backbone network equipment such as WDM equipment, MSPP, DCS devices and routers; (ii) access network equipment such as FTTH/IP-xDSL equipment, switches and optical cables; (iii) Equipment for network and service management such as servers, storages and security systems; and (iv) terminals for services such as mobile, IP-TV set-top boxes, and cordless telephones servers and WiBro devices.

(b)	Capital Raising

With its highest credit rating among Korean companies (AAA), KT has issued: (i) in April 2007, Won 140 billion publicly offered corporate bonds due 2012; (ii) in April 2007, US$ 200 million publicly offered corporate bonds due 2012; and (iii) in May 2006, US$ 200 million publicly offered corporate bonds due 2016. Since these dollar-denominated corporate bonds were issued as long-term bonds with different maturities – 5 years and 10 years, respectively – KT could enjoy a stable debt redemption schedule. KT has also improved its international credit rating by receiving an A3 from Moody’s Investors Services (“Moody’s”) in June 2005 and being assigned a positive outlook by Moody’s in September 2006. KT also received an A from Fitch Ratings in July 2007 during its regular appraisal. In May 2007 KT procured from the Informatization Promotion Fund Won 11.8 billion, Korean government’s support program designed for telecommunications carriers, conditional upon a two-year deferment and redemption in installments over three years. Also, in September 2007, KT procured from the Inter-Korea Cooperation Fund Won 1.1 billion, conditional upon a seven-year deferment and redemption in installments over thirteen years. As a result of these efforts, the average maturity of KT’s borrowings has been extended and its financial stability increased, enabling the efficient management of relevant debt maturity.

(6)	Relevant Laws and Government Regulations

(a)	Relevant Laws

•	Telecommunications policy related laws

-	Telecommunications Basic Act, Telecommunications Business Act (total 7)

•	Radio and broadcasting policy related laws

-	Radio Regulation Law

•	Informatization related laws

-	Promotion of Information and Communication Basic Act (total 9)

•	Broadcast related laws

-	Broadcasting Law, etc.

•	Others

-	Internet Multimedia Broadcasting Business Law (IP-TV related law)

(b)	Government Regulations

•	Former Ministry of Telecommunications and Technology has been merged with the Broadcasting Committee establishing an integrated regulatory body, the Broadcasting and Communication Commission.

The statements above are based on KT’s forecasts (analyses, assumptions, etc.) and offered for the sole purpose of providing a better understanding of KT at the present. Consequently, investors must not solely rely upon KT’s forecasts (analyses, assumptions, etc.) when making their investment decisions.

B. Current Status of KT

(1)	Operation Outlook and Classification of Business

(a)	Operation Outlook

The Korean communications market is currently in an overall state of stagnation as the leading services, including fixed-line telephones, high-speed Internet and mobile communications, have all reached maturity, entailed by severe competition among its carriers. KT is no exception to this state of affairs as our local telephone, Megapass and KT-PCS services are all facing difficult business climates due respectively to: fixed-to-mobile changes and the active VoIP market; aggressive marketing and price offensive by competitors; and limited resale activity and increased marketing costs.

Despite the unfavorable environment, KT has made company-wide efforts to continuously reduce costs based on essential quality management and to treat customer value innovation as our top priority. Thanks to these efforts, as of the end of December, 2007, Megapass has 6,516 thousand subscribers with 20,919 (ISDN included) thousand Local Telephony customers and 2,927 thousand KT-PCS customers. Further Ann subscriptions have been made, bringing the total number of Ann subscribers to 2,308 thousand. The total number of MyStyle customers remains steady at 1,919 thousand.

In the future, KT plans to promote its flat rate packages and digital Ann telephones in its fixed-line telephone business and provide differentiated VoIP services fit for when VoIP number portability is allowed by the government. In the high-speed Internet arena, KT will aim for excellence by innovatively improving customer value from the viewpoint of customers (aka. the “First 1 Mile Project”) with continued provisions of the FTTH (Fiber-To-The-Home) services. Furthermore, as for its PCS resale business, KT will focus on expanding its current marketing base in line with the 3G-based future wireless market. Our WiBro (Wireless Broadband) business plans to expand services to the Seoul metropolitan area and will aim to be a leader in the Mobile 2.0 era, the next generation mobile environment based on two-way communication. Also, our IPTV business will focus on actively corresponding to the TV portal market through MegaTV and, in the long term, by taking a leadership position in the communications broadcasting convergence market. We will also constantly expand our market share by enhancing our network based care services, offering on and offline total solutions while expanding our Bizmeka service area to personalized services, such as medical and education. In particular, we will combine our collective resources and major services to develop, through separate phases, a package service which shall represent KT’s new dynamic momentum for growth.

The statements above are based on KT’s forecasts (analyses, assumptions, etc.) and offered for the sole purpose of providing a better understanding of KT at the present. Consequently, investors must not solely rely on KT’s forecasts (analyses, assumptions, etc.) when making their investment decisions.

(b)	Operations subject to Disclosure

KT’s main area of business is the telecommunications sector under the Korea Standard Industry Code.

(2)	Market Share, etc.

Category	Operator	Market Share for Each Term (%)
		26th Term (2007)	25th Term (2006)	24th Term (2005)
Local Telephone (On the Basis of Number of Subscribers)	KT	90.4	92.1	93.2
	Hanaro Telecom	8.8	7.5	6.6
	Dacom	0.8	0.4	0.2

Long Distance Telephone (On the Basis of Number of Subscribers)	KT	85.4	85.6	85.4
	Dacom	3.9	4.8	6.1
	Onse Telecom	1.8	2.1	2.7
	Hanaro Telecom	7.4	6.1	4.8
	SK Telink	1.5	1.4	1.0

High-Speed Internet Subscriber (On the Basis of Number of Subscribers)	KT	44.3	45.2	51.2
	Hanaro Telecom	24.9	25.7	22.7
	LG Powercom	11.7	8.6	—
	SO	17.5	16.6	—

*	Data presented by the Ministry of Information and Communication, Republic of Korea (Data on long distance telephone provided by the Korea Telecommunications Operators Association).

(3)	Market Characteristics

Thanks to our household brand name and trust of our customers, KT’s local telephone business provides universal services for homes and businesses, and despite increased marketing by competitors, we maintain approximately 90% of the market share as of the end of December, 2007. Although PSTN sales and the number of PSTN subscribers are on a gradual decline due to the increased use of mobile phones over traditional phones and the advancement of VoIP services coupled by the expansion of Local Number Portability (LNP) areas and changes to the relevant system, KT is committed to fend off further decline in sales through increased ARPU by sales of additional services, retention of existing customers with CRM and development of optional calling plans.

As for high-speed Internet, KT seeks to improve ARPU by providing competitive rates for its high-quality products, helped by the reorganization of its product lineup. KT is the leader in terms of both speed and quality in a market clouded by price competition, mostly made possible by our dominence in supplying FTTH services. Our ultimate goal is to be a market leader in offering next generation services, such as IPTV, through realizing 100 mega-bites access for ordinary households.

As for the KTF’s PCS resale services which are provided to our individual customers, we are currently running our operations based on a 6.2% self-regulated market share. Despite the fierce competition over new customers, KT’s resale services are continuously growing, thanks to our MNP and ability to secure new customers. Furthermore, we are gradually enhancing our sales by establishing a 3G (WCDMA) resale operation base.

(4)	Business Prospectus

In order to overcome the present market obstacles with respect to the growth limits of the voice business market and the sluggish growth of high-speed Internet access services, KT has been actively involved in developing a wide range of new businesses with good growth prospects.

KT shall commit to making a digital entertainment world that will enrich our customers’ lives through a ubiquitous environment connected by any terminal anytime anywhere, and to offering customer convenience solutions that customers may freely use without the limitations of time and space and business solutions necessary to raise corporate efficiency and competitiveness. By excelling in these new business areas, we strive to become a “Wonderful Life Partner” which accomplishes customer value innovation while realizing our customers’ hopes and visions.

KT’s WiBro operation offers high-speed portable Internet services, allowing omnipresent internet access with high transmission speeds using personal handsets or laptop computers. WiBro was first commercialized in the world using Korean technology, and in 2006, KT successfully performed commercial WiBro services in limited areas. From April of 2007, KT has actively been seeking to provide WiBro services to the Seoul area, including the major buildings, and university campuses in the Seoul metropolitan area. Future plans to expand WiBro service areas into the Seoul metropolitan area are currently underway. As of 2007, KT WiBro services can be enjoyed by anyone with a mini-PC, WiBro laptop computer, WiBro phone which incorporates a CDMA mobile telephone with a KT WiBro and a laptop computer which is connected to a “Dongle” shaped liked an USB. Also, KT WiBro will be offered through various mobile devices, such as PMPs and tablet PCs. KT will create a mobile culture for its customers through KT WiBro which shall offer the users not only its basic function of Internet access but also other services, such as combined Webmail, two-way visual communications, PC control of computers at home, tailored information services linked with real-time search and mobile UCC. Through KT WiBro, KT will lead the Mobile 2.0 generation, a next-generation mobile environment in which users may utilize information and contents they need based on two-way communication.

Mega TV(IPTV) is a typical service which combines communications and broadcasting, brought about by the emergence of the convergence era between traditional industries and the accelerated process of producing high-speed network and multimedia contents. Mega TV can be briefly defined as services which encompass: (1) traditional Internet services, such as information searches, games, message exchanges and shopping, which until now users could only access using their personal computers; (2) VOD(Video on Demand) services, allowing users to watch a variety of contents, such as movies, dramas and educational programs, at any time they wish; and (3) convergence services which enable users to conveniently enjoy, with simple operation, high definition programs via high-speed Internet networks and TV. At the present, service is provided on VOD without real-time broadcasting due to regulatory loopholes. However, following the passing of the Korean Internet Multimedia Broadcasting Business Law on December of 2007, KT plans to provide real IPTV service which includes real-time broadcasting, while continually aiming for growth as a digital entertainment company.

‘SoIP(Service over Internet Protocol)’ is a service that provides, along with plain IP based voice, video communication, SMS and a variety of information and data based multimedia applications. SoIP, as a service is composed of various services ranging from ‘Low-end SoIP’ to ‘High-end SoIP’. It belongs to the next generation of businesses which will provide a new profit stream by enabling new experiences and value to customers in the upcoming, All-IP era. Specifically, ‘Low-end SoIP’ provides low-priced and convenient telephone service via voice IP phone; ‘Mid-end SoIP’ provides a variety of daily life related services and visual communication through video IP phones; and ‘High-end SoIP’ provides value added services such as entertainment through the convergence of telecommunication, appliance devices and a variety of applications.

The new businesses mentioned above are expected to not only bring about a favorable business outcome to KT, but also help keep its existing fixed-line market share and promote its competitiveness concerning high-speed Internet services. KT, based on its past success in the area of industry-service convergence, intends to continue to develop and nurture new businesses so that it can become a business pioneer in the areas of fixed-mobile consolidation, communications-broadcasting-home appliances convergence and cross-industry convergence.

The statements above are based on KT’s forecasts (analyses, assumptions, etc.) and offered for the sole purpose of providing a better understanding of KT at the present. Consequently, investors must not solely rely on KT’s forecasts (analyses, assumptions, etc.) when making their investment decisions.

(5)	Organization Chart

2.	Matters related to Revenue

A.	Revenue

	(Unit: in millions of Won)

Items	26th Term (2007)	25th Term (2006)	24th Term (2005)
Internet Connection	2,118,670	2,153,049	2,546,566
Internet Application	389,884	279,797	240,363
Data	1,627,923	1,615,116	1,445,196
Telephone	4,184,668	4,292,493	4,368,870

LM	1,597,203	1,737,063	1,762,305
Wireless	1,511,452	1,375,256	1,147,976
SI Project	260,555	211,712	236,560
Real Estate	218,182	163,483	92,587
Others	27,845	28,040	36,849
Total	11,936,382	11,856,009	11,877,272

B. Routes and Methods of Sales

(1)	Organization Structure of Sales

•	Internal Distribution Organizations: Regional Business Units, District Office/Branch Office, Customer Center

•	External Distribution Organizations: Sales Agencies and Intern Stores*, Specialty Stores, Agencies, Tel-Plazas, Fixed-Mobile Combination Stores**, Affiliates

*	Intern Stores: Stores that are eligible to become sales agencies once they prove that they are capable of generating sizeable sales for a specified period of time.
**	Fixed-Mobile Combination Stores: KT’s new customer service space which enables customers to actually experience fixed-mobile, contents and various services, while enjoying convenient sign-up services and payments of relevant fees.

(2)	Sales Channel

•	Branch offices offering sale of goods and customer service

•	Subscription to goods and services through sales agencies: sales agencies, intern stores, specialty stores, specific service providers, Tel-Plazas, fixed-mobile combination stores, affiliates

•	Subscription to goods and services through the Internet (Cyber Customer Management Center)

•	Attracting new subscribers and increasing cross-sales through business sales agreements

•	Utilizing distribution routes through cooperation with other carriers

(3)	Methods and Conditions of Sales

<Sales Methods>

•

Service fees shall be paid in cash (wire transfer, direct bank transfer, credit cards, etc.), fixed and cordless telephones shall be operated in the form of a unit pricing system or partial flat rate system and Internet access in the form of a flat rate system

•	Sale of terminals may involve installment payments

•	Rental of terminals shall be subject to monthly charges, and a discounted rate shall be applied during the contract period

•	Distribution fees shall take the form of acquisition or maintenance fees

<Conditions for Sales>

•	Discount of Service Fees in accordance with the Period of Use

-	Discount in accordance with period of use

Category	1 Year	2 Years	3 Years	4 Years
Megapass	5%	10%	15%	20% (limited to Ntopia)
KORNET (Express/Premium)	5%	10%	15%	—
Mega TV	5%	10%	20%	—

-	Additional discounts available for subscribers who have used the following service for at least 3 years

Category	After 3 Years	After 4 Years	After 5 Years	After 6 Years
Megapass	2%	3%	5%	—
KORNET (Express/Premium)	2% (When subscribers sign up for an additional one year agreement)	3% (When subscribers sign up for an additional two year agreement)	5% (When subscribers sign up for an additional three year agreement)	When subscribers enter into an additional agreement

•	Major Package Discounts

Megapass + SHOW	Megapass	SHOW
	3~10% Additional discount for service fees according to Agreement terms	10% Discount for monthly service fees (5% for Megapass subscriptions without long-term discount agreements)

Megapass + KT WIBRO	Megapass	KT WIBRO
	0~10% Additional discount for service fees according to Agreement terms	10~20% Discount for monthly service fees according to rate system

Megapass + Mega TV	Megapass	Mega TV
	5% additional discount for service fees (limited to Premium, Ntopia and Special)	10~20% Discount according to Megapass product-type in use (limited to Premium, Ntopia and Special)

•	Discounts for Multi-Circuit Use

-	Local Circuit

Category	30,001~40,000 lines	40,001~60,000 lines	Above 60,001 lines	Note
Discount Rate	4%	5%	6%	Limited to Circuits below Low-Speed (300bps)Level

-	Long Distance Circuit

Category	5~9 lines	Above 10 lines	Note
Discount Rate	5%	10%	—

*	Please refer to the explanations for each service provided on our Company Web or the relevant Terms and Conditions for further details.

(4)	Sales Strategy

•	High-speed Internet Service

-	Enhance competitiveness by getting ahead in both quality and speed of FTTH offering

-	Satisfy various customer needs and provide differentiated services using additional Megapass services

-	Promote high-quality products and increase sales through up-selling and retention of existing customers

•	WiBro Service

-	Improve distribution networks, strengthen terminal design and line-up for the purpose of growing client base

-	Promote cultural marketing through experience stores and target marketing, such as WiBro, U-Campus, laptop rental and securities etc.

-	Stimulate early market interest through promotion rate plans and combination products

•	IPTV Service

-	Sell VOD-based Mega TV products to Megapass customers nationwide

-	Expand client base by offering free set-top box rentals (with a 3 year contract) and opportunities to experience KT services

-	Increase synergy, such as up-selling and customer retention, through promoting combination products with Megapass

•	Data Service

-	Promote customer value by offering high-quality exclusive networks which are stable and unique

-	Offer customized services through professional consulting

•	Telephone Service

-	Focus on retaining local call subscriber base by preventing LNP transfers and cancellations

-	Increase sales efficiency by target marketing based on analyses of customer service use patterns

-	Promote customer loyalty by the Care Program designed for each customer and by developing services based on specific customer needs

-	Retain existing customers and fend off internet telephone companies through optional calling plans and development of combination products

•	Wireless Service

-	Attract new customers as well as steady customers from other providers through the adoption of stand-out sales policies

-	Focus on customer retention by engaging in Care activities toward VIP customers

-	Develop additional services and improve the quality of terminals and Customer Service (CS) in collaboration with KTF

•	Bundling Service

-	Retain existing customers by developing and promoting new Megapass based combination products and recruiting new clients for services such as KT WiBro and SHOW

-	Customer retention through continued development and sale of combination products of major services

3.	Other matters necessary for making investment decisions

A.	Summary of Outside Funding

Domestic Funding			(Unit: in millions of Won)
Source	Balance at the Beginning of the Term	New Fundraising	Reduction due to Return, etc.	Term-End Balance	Note
Bank	54,652	53,718	63,768	44,602	Including short-term loan of 40 billion
Insurance Company	—				—
Merchant Bank	—				—
Credit Specialty Financial Company	—				—
Mutual Savings Bank	—				—
Other Banking Institutions	—				—
Total: Banking Institutions	54,652	53,718	63,768	44,602	—
Corporate Bond (Public Subscription)	3,990,000	140,000	500,000	3,630,000	—
Corporate Bond (Private Subscription)	—				—
Capital Increase (Public Subscription)	—				—
Capital Increase (Private Subscription)	—				—
Other	—	60,000	60,000		Commercial Paper
Total: Capital Market	3,990,000	200,000	560,000	3,630,000	—
Loan from Shareholders • Officers • Subsidiaries	—				—
Other	—				—
Total	4,044,652	253,718	623,768	3,674,602	—

(Note)	Total amount of corporate bonds issued during this term

Publicly subscribed: April 3, 2007 Won 140,000 million (not including corporate bonds issued in foreign currency)

Overseas Funding			(Unit: in millions of Won)

Source	Balance at the Beginning of the Term	New Financing	Reduction due to Return, etc.	Term-End Balance	Note
Financial Institution	—	—	—	—	—
Overseas Securities (Corporate Bond)	1,394,400	186,520	173,620	1,407,300	Including reduction in amount converted to Won following depreciation of the exchange rate
Overseas Securities (Stocks, etc.)	—	—	—	—	—
Asset-Backed Securitization	—	—	—	—	—
Other	—	—	—	—	—
Total	1,394,400	186,520	173,620	1,407,300	—

*	1 US$ = 929.6 (at the beginning of the term), 1 US$ = 938.2 (term-end)
*	Effect of conversion following fluctuation of foreign exchange rate is reflected in “Reduction due to Return, etc.”

B.	Credit Rating for Last 3 Years

(1)	Overseas Credit Rating

Date of Assessment	Assessed Securities, etc.	Credit Rating of Assessed Securities	Assessing Company (Scale of Rating)	Assessment Type
07/02/2007	—	A	Fitch : U.S. (AAA, AA+, AA, AA-, A, ~D)	Annual Assessment
04/02/2007	2007 Global Bond	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~C)	Special Assessment
04/02/2007	2007 Global Bond	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~D)	Special Assessment
09/26/2006	—	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~D)	Annual Assessment
09/04/2006	—	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~C)	Annual Assessment
04/25/2006	2006 Global Bond	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~C)	Special Assessment
04/24/2006	2006 Global Bond	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~D)	Special Assessment
06/20/2005	—	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~D)	Annual Assessment
06/15/2005	—	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~C)	Annual Assessment

(2)	Domestic Credit Rating

Date of Assessment	Assessed Securities, etc.	Credit Rating of Assessed Securities	Assessing Company (Scale of Rating)	Assessment Type
12/27/2007	Corporate Bond	AAA	Korea Information Service, National Information & Credit Evaluation, Korea Ratings	Regular Evaluation
03/22/2007	Corporate Bond	AAA	Same as above	”
06/10/2005	Corporate Bond	AAA	Same as above	”
04/11/2005	Corporate Bond	AAA	Same as above	”
03/11/2005	Corporate Bond	AAA	Same as above	”
08/16/2004	Corporate Bond	AAA	Korea Information Service, National Information & Credit Evaluation	”
06/27/2007	Commercial Paper	A1	Korea Information Service	”
06/21/2007	Commercial Paper	A1	National Information & Credit Evaluation	”
06/29/2006	Commercial Paper	A1	Korea Information Service	”
06/28/2006	Commercial Paper	A1	Korea Ratings	”
06/10/2005	Commercial Paper	A1	National Information & Credit Evaluation, Korea Ratings	”

*	Korea Information Service: Korea Information Service Inc., Korea Ratings: Korea Ratings Corporation, National Information & Credit: National Information & Credit Evaluation Inc.

- Top Credit Ratings (AAA, A1) were rewarded to the company’s existing corporate bonds and commercial papers at its annual credit Assessment

- Corporate Bond: 10 rating categories from AAA to D, Commercial Paper: 6 rating categories from A1 to D

III.	Management and Affiliated Companies

1.	Overview of the Board of Directors and Committees under the Board

A.	Matters on the Board of Directors

(1)	Organization

(A)	Rights of the Board of Directors

•	Convocation of general meeting of shareholders

•	Approval of budget

•	Approval of financial statements and business report

•	Establishment, transfer and closing of branch offices

•	Material organizational changes such as dissolution, business transfer, merger and acquisition, etc.

•	Issuance of new shares and disposal of forfeited shares and fractions of shares

•	Grant and revocation of stock purchase options

•	Bond subscription

•	Long-term loans in excess of loan plan under the Company budget

•	Deciding matters on issuance of convertible bonds and bonds with warrants

•	Establishment of subsidiaries and disposal of shares in an amount not less than KRW 10 billion

•	(Disposal of shares in an amount not more than KRW 10 billion is included if this is accompanied by a transfer of management rights)

•	Investment and guarantee for other enterprises

•	(Guarantee for the subsidiaries is included if the guarantee amount is not less than KRW 10 billion)

•	Acquisition and disposal of lands and buildings, the value of which exceeds KRW10 billion

•	Contribution or donation of an amount not less than KRW 100 million

•	Amendment of the Articles of Incorporation

•	Establishment and amendment of regulations regarding the Board of Directors

•	Determination on the number and remuneration of executive managers who are not standing directors and regulations of severance payment for officers

•	Reduction of capital and share retirement

•	Appointment and dismissal of directors

•	Issue of shares below par value

•	Exemption of directors from their liabilities to the Company

•	Decisions on share dividend

•	Approval of transactions between the largest shareholder of the Company and affiliated persons, and report of such transactions to the general meeting of shareholders

•	Capitalization of reserves

•	Approval of transaction between the Company and a director of the Company

•	Establishment and operation of committees under the board of directors and appointment of the committee members

•	Determination of expert advisors for directors

•	Organization of the President Recommendation Committee

•	Determination of screening standards for President candidates

•	Assessment on the President’s performance of the management contract and proposal of dismissal

•	Decision on standard and payment method of remuneration for the President and standing directors

•	Consent on the President’s recommendation and proposal of dismissal of standing officer candidates

•	Decision on terms of contracts with the President regarding management goals etc.

•	Mid to long-term management plans

•

Large scale internal transactions and other internal transactions under the Monopoly Regulation and Fair Trade Act (except for such internal transactions the single or total annual transaction volume of which is equivalent to less than Won 1 billion)

•	Appointment and dismissal of representative director pursuant to the latter part of Clause 1, Article 25 and latter part of Clause 2, Article 25 of the Articles of Incorporation

•	Determination of duties of the representative director pursuant to the latter part of Clause 1, Article 25 of the Articles of Incorporation

•	Final settlement and major management performance for each quarter of a fiscal year

•	Operation of internal accounting management system and review and report on such operation

•	Other matters determined to be necessary by the Board of Directors or the President, or matters authorized under relevant statutes and Articles of Incorporation

(B)	Disclosure of personal information of Director Candidates before General Meeting of Shareholders and Recommendation of Shareholders

•	Notice and Announcement of business information: February 5, 2008 (*Date of the General Meeting of Shareholders: February 29, 2008)

•	2 Standing Director Candidates, 2 Outside Director Candidates (including an outside Director Candidate who is an audit committee member)

* Profiles of Director Candidates

- Candidates for Standing Director

Name	Jong-Lok Yoon

Date of Birth	December 17, 1957

Major Occupations and Background

(Present) Vice President, KT Corporation (Head of New Business Department)

Bachelor of Aerial Communication, Korea Aerospace University, 1980

Master of Electronics Engineering, Yonsei University, 1992

Telecommunication Course, Michigan State University, 1996

Chief Executive Office Course, Seoul National University, 2003

Joined KT Corporation, 05/1980

Chief of e-Biz Department, 03/2001 ~ 02/2003

Chief of Marketing Planning Department, 02/2003 ~ 12/2003

Chief of Technology Department, 12/2003 ~ 06/2004

Chief of New Project Planning Department, 07/2004 ~ 08/2005

Chief of Development & Strategy Department, 09/2005 ~ 11/2005

Chief of R&D Department, 11/2005 ~ 11/2006

Chief of New Business Department, 11/2006 ~ Present

Recommender	Representative Director, President (approved by the board of directors)

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	02/29/2008 ~ Date of Annual General Meeting of Shareholders, 2009

Name	Jeong - Soo Suh

Date of Birth	January 10, 1958

Major Occupations and Background

(Present) Vice President, KT Corporation (Head of Planning Department)

Bachelor of Economics, Sungkyunkwan University, 1984

Master of Business Administration, Yonsei University, 1988

Joined KT Corporation, 02/1983

Partnership Promotion Team Manager, Privatization Promotion Committee, 02/2001 ~ 02/2002

Head of Global Business Unit, 02/2002 ~ 08/2002

Head of Privatization Promotion Unit, 08/2002 ~ 01/2003

Head of Financial Management Office, 01/2003 ~ 11/2004

Head of Planning & Coordination Office, 12/2004 ~ 08/2005

Head of Planning Department, 09/2005 ~ Present

Recommender	Representative Director, President (approved by the board of directors)

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	02/29/2008 ~ Date of Annual General Meeting of Shareholders, 2008

- Candidates for Outside Director who are to act as Audit Committee Member

Name	Jeong - Suk Koh

Date of Birth	May 22, 1957

Major Occupations and Background

(Present) President, Ilshin Investment Co., Ltd.

Bachelor of Business Administration, Seoul National University, 1980

Master of Business, Science, KAIST, 1982

Doctor of Business Administration, MIT, U.S., 1989

Ilshin Spinning Co., Ltd., Planning Department, 1982 ~ 1983

Graduate School of Business Administration, MIT, U.S., Teaching & Research Assistant, 1983 ~ 1989

McKinsey & Co., Consultant, 1989 ~ 1991

President, Ilshin Investment Co., Ltd., 1991 ~ Present

Recommender	Outside Director Candidate Recommendation Committee

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	02/29/2008 ~ Date of Annual General Meeting of Shareholders, 2011

- Candidates for Outside Directors who are to act as Audit Committee Member

Name	Gyu - Taeg Oh

Date of Birth	February 20, 1959

Major Occupations and Background

(Present) President, Korean Fixed Income Research Institute

Bachelor of Economics, Seoul National University, 1981

Master of Business Science, KAIST, 1983

Doctor of Economics, Yale University, U.S., 1991

Certified Public Accountant, Deloitte Anjin LLC, 1983 ~ 1986

Expert Consultant, Kidder Peabody & Co., 1991

Assistant Professor, University of Iowa, 1991 ~ 1995

Professor, Graduate School of Business Administration, Joongang University, 1995 ~ present

President, Korea Fixed Income Research Institute, 1999 ~ present

Recommender	Outside Director Candidate Recommendation Committee

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	02/29/2008 ~ Date of Annual General Meeting of Shareholders, 2011

(C)	Establishment and Organization of Outside Director Candidate Recommendation Committee

•	Enactment of regulations for operation of Outside Director Candidate Recommendation Committee (01/20/2003)

•	Appointment of Members and Chairman of Outside Director Candidate Recommendation Committee (01/08/2007)

Name	Outside Director	Note
Kook-Hyun Moon	O	At least 1/2 of the directors shall be outside directors (satisfied the requirement of Clause 3, Article 191-16 of the Securities and Exchange Act)
Stuart B. Solomon	O
Do-Hwan Kim	O
Thae-Surn Khwarg	O
Jong-Kyoo Yoon	O
Jeong-Soo Suh	X

*	Director Kook-Hyun Moon has resigned from his position as an outside director on August 23, 2007

•	Appointment of Members and Chairman of Outside Director Candidate Recommendation Committee (12/13/2007)

Name	Outside Director	Note
Jeong-Ro Yoon	O	At least 1/2 of the directors shall be outside directors (satisfied the requirement of Clause 3, Article 191-16 of the Securities and Exchange Act)
Do-Hwan Kim	O
Kon-Sik Kim	O
Jong-Kyoo Yoon	O
Chang-Yub Yi	O
Jeong-Soo Suh	X

(D)	Current Status of Outside Directors (As of March 20, 2008)

Name	Education	Experience	Relationship with the Largest Shareholder, etc.	Participation in internal and external training programs

Jeong-Ro Yoon	- Bachelor of Sociology, Seoul National University - Doctor of Sociology, Harvard University	- Vice President, Korean Sociological Association - (Present) Professor, School of Humanities and Social Science, KAIST	Not Applicable	• 2007 12th ICGN Annual Conference Date: July 4, 2007- July 6, 2007 Hosted by ICGN • Disruptions 2007 – Unleashing the digital customer Date: November 7, 2007 – November 9, 2007
Do-Hwan Kim	- Bachelor of Business Administration, Sungkyunkwan University - Doctor of Business Administration, Northwestern University	- Researcher, KISDI - (Present) Professor, Business Administration, Sejong University	Not Applicable
Kon-Sik Kim	- Bachelor of Law, Seoul National University - Doctor of Law, Washington State University	- Vice President, Korea Institute of Directors (Present) Professor, College of Law, Seoul National University	Not Applicable

Jong-Kyoo Yoon	- Bachelor of Business Administration, Sungkyunkwan University - Doctor of Business Administration, Sungkyunkwan University	- Vice Representative, Samil Pricewaterhouse Coopers - Vice Chairman, Kookmin Bank Private Banking Group - (Present) Standing Consultant, Kim & Chang	Not Applicable	Hosted by Deloitte • Financial Accounting and 2007 Amendments of Internal Regulations Date: August 24, 2007 – August 25, 2007 Hosted by Deloitte
Paul Chang Yi (Chang Yub Yi)	- Bachelor of Accounting, University of Texas at Austin - Master of Business Administration, Columbia Business School	- President, Hershey Food Corporation Korea Branch - President, Nong Shim Kellogg Co. - (Present) President, Coca-Cola Korea Co., Ltd.	Not Applicable
Jeong-Suk Koh	Bachelor of Business Administration, Seoul National University Doctor of Business Administration, MIT	Teaching & Research Assistant, MIT School of Business, U.S. McKinsey & Co. Consultant (Present) President, Ilshin Investment Co., Ltd.	Not Applicable
Gyu-Taeg Oh	Bachelor of Economics, Seoul National University Doctor of Economics, Yale University	Deloitte Anjin LLC (Present) President, Korea Fixed Income Research Institute	Not Applicable

(2)	Operation of the Board of Directors

(A)	Operational Rules of the Board of Directors

•	Convocation: by the President or the Chairman

•	Issues to be Submitted and Discussed: Please refer to “Rights of the Board of Directors” specified above

•

Resolution: A resolution of the Board of Directors Meeting shall be adopted by the affirmative vote of the majority of directors present at the meeting, provided that the majority of the registered directors are present at the meeting.

- A resolution shall be adopted by the affirmative vote of two thirds of the registered directors in the event of sales of a subsidiary’s shares accompanied by transfer of the management right.

- A resolution shall be adopted by the affirmative vote of two thirds of the registered outside directors in the event that such resolution is on dismissal of the President.

(B)	Major Activities of the Board of Directors

Order	Date	Subject	Result of Discussion	Note
First	01/08	1) Appointment of the members and the Chairman of the Outside Director Candidate Recommendation Committee	Committee member appointed	—

Second	01/25	2) Approval of Financial Statements of the 25th Term	Original proposal approved	—
		3) Business Report of the 25th Term	Original proposal approved
		4) Funds Program of 2007	Proposal received

Third	02/06	5) Amendment of part of the Article of Incorporation at the 2007 Regular General Meeting of Shareholders	Original proposal approved	—
		6) Recommendation of candidates for the Audit Committee members	Original proposal approved

		7) Approval on recommendation of candidates for standing directors	Original proposal approved
		8) Standard for and payment method of remuneration for the President and standing directors	Original proposal approved
		9) Limit of remuneration for directors, 2007	Original proposal approved
		10) Convocation of Regular General Meeting of Shareholders of 25th Term	Original proposal approved
		11) Approval of Financial Statements of 25th Term	Original proposal approved
		12) Business Report of 25th Term	Original proposal approved
		13) Report on operational condition of internal accounting management system of Fiscal Year 2006	Proposal received
		14) Report on validity of the Audit Committee	Proposal received
		15) Report on operational condition of internal accounting management system of Fiscal Year 2006 (prepared by the Audit Committee)	Proposal received
Fourth	02/22	16) Extension of trust contract period for treasury shares fund	Original proposal approved	—
		17) Approval of IT Hosting Service Agreement with Metlife Co., Ltd.	Original proposal approved
		18) Approval of the limit of total transaction volume with KTF in 2007	Original proposal approved
Fifth	03/29	19) Appointment of the Chairman of the Board of Directors and members of the committees under the Board	Original proposal approved	—
		20) Enactment of Corporate Governance Charter	Original proposal approved
		21) Disposal of Treasury Shares for payment of long-term piece rate	Original proposal approved
		22) Payment of long-term incentives	Original proposal approved
Sixth	04/26	23) Statement of Accounts for 1st Quarter of Fiscal Year 2007	Proposal Received	—
Seventh	05/16	24) Shareholders’ value enhancement plan	Original proposal approved	—
Eighth	07/26	25) Approval of Shareholder’s Agreement in connection with Skylife foreign capital inducement	Original proposal approved	—
		26) Promotion of Project K	Amended proposal approved
		27) Report on operational condition of internal accounting management system of the First Half of Fiscal Year 2007	Proposal Received
		28) Statement of Accounts for the First Half of Fiscal Year 2007	Proposal Received
Ninth	09/20	29) Appointment of members for Internal Transactions Committee	Committee member appointed	31) overview and systematic re-examination of media strategies
		30) Shareholders’ value enhancement plan	Original proposal approved	32) supplement business plan
		31) Formation of Contents Investment Source Pool	Vetoed
		32) Business plan for Project I	Re-presented
Tenth	10/25	33) Business plan for Project I	Original proposal approved
		34) Promotion of Project UZ	Original proposal approved
		35) Liquidation of KT Philippine (KTPI)	Original proposal approved
		37) Statement of Accounts for 3rd Quarter for Fiscal Year 2007	Original proposal approved

Eleventh	11/13	38) Establishment of the President Recommendation Committee	Original proposal approved
		39) Screening standards for president candidates	Original proposal approved
Twelfth	11/13	40) Mid-long term plans and plans for year 2008	Original proposal approved
		41) Increase of labor costs	Original proposal approved
		42) Contribution to an employee benefit plan	Original proposal approved
		43) Acquisition of N Company	Original proposal approved
		44) On-line business regarding middle/high school education	Original proposal approved
		45) Purchase of UZ project building	Original proposal approved
		46) Appointment of members and chairman of the Outside Director Candidates Recommendation Committee	Committee member appointed

(C)	Main Activities of the Outside Directors at the Board of Directors Meetings

Meeting	Date	Number of outside directors present (total number of outside directors)	Note
1st	1.8.	7(8)	—
2nd	1.25.	5(8)	—
3rd	2.6.	8(8)	—
4th	2.22.	7(8)	—
5th	3.29.	8(8)	—
6th	4.26.	7(8)	—
7th	5.16.	5(8)	—
8th	7.26.	8(8)	—
9th	9.20.	7(7)	31) Formation of a pool for contents investment source - requested overview and systematic re-examination of media strategies
10th	10.25.	7(7)
11th	11.13.	6(7)
12th	12.13.	7(7)

(D)	Status of the Organization of the Committees under the Board of Directors

Title	Organization	Name	Purpose of Establishment and Authority	Note
Evaluation & Compensation Committee	5 Outside Directors	Jong-Kyoo Yoon (Chairman) Jeong-Ro Yoon Stuart B. Solomon Do-Hwan Kim Thae-Surn Khwarg	Management Agreement with President, Assessment, etc.	—
Standing Committee	3 Outside Directors	Joong-Soo Nam (Chairman) Jong-Lok Yoon Jeong-Soo Suh	Management and financial matters authorized by the Board of Directors	—
Committee on Internal Transactions	4 Outside Directors	Thae-Surn Khwarg (Chairman) Stuart B. Solomon Kon-Sik Kim Chang Yub Yi	Review on internal transactions	Director Kook-Hyun Moon resigned. (August 23, 2007) Stuart B. Soloman was appointed as a member of the committee. (September 20, 2007)

Outside Director Candidate Recommendation Committee

V. Matters on the Board of Directors and affiliated companies

A. Matters on the Board of Directors

1. Overview of the Board of Directors

(3) Refer to the “status of establishment and organization of the Outside Director Candidate Recommendation Committee

Audit Committee	V. Matters on the Board of Directors and affiliated companies B. Refer to the “matters on the audit system”

(E)	Activities of the Committees under the Board of Directors

Evaluation & Compensation Committee

Name of Committee	Date	Agenda	Result of Discussion
Evaluation & Compensation Committee	4.26.	8) Report on the CEO’s business plan for year 2007 and evaluation plans	Proposal received
	7.26.	9) Management of Performance Review Session	Amended proposal approved
	8.3.	10) Report on CEO’s business plan for year 2007 and the business results of the first half of the year	Proposal received
	9.2.	11) Report on research regarding consulting companies	Proposal received
	10.8.	12) Report on business results of the CEO’s business plans for year 2007	Re-presented
	10.16.	13) First report on business results and the CEO’s business plans for year 2007	Proposal received
	10.24.	14) Second report on business results and the CEO’s business plans for year 2007	Proposal received
	12. 1.	15) Business contract	Original proposal approved
	12.13.	16) [Report on CEO evaluation and remuneration policies and service results]	Proposal received

Standing Committee

Name of the Committee	Date	Subject	Result of Discussion	Note
Standing Committee	02/15	1) Corporate Bond Issuance Plan for 1st ~ 2nd Quarter of 2007	Original proposal approved	—
	03/19	2) Movement, Change of Name and Closing of Branch Office	Original proposal approved	—
	04/29	3) Movement of Branch Office	Original proposal approved	—
	05/28	4) Movement of Branch Office	Original proposal approved	—
	06/29	5) Conversion of KT Strategy Fund-Invested Enterprise into an Investment Company	Original proposal approved	—
	07/26	6) Correction of the Location of Branch Office	Original proposal approved	—
	11/6	7) Establishment of a telegram company	Original proposal approved
	11/26	8) Investment in the Songdo U-City Consortium	Original proposal approved
	12/4	9) Establishment, movement, change of name, and closing of branch office	Original proposal approved
	12/27	10) Movement of branch office	Original proposal approved
		11) Corporate bond issuance plan for 1st quarter of 2008	Original proposal approved
		12) CSC investment plan	Original proposal approved

Committee on Related Transactions

Order	Date	Subject	Result of Discussion	Note
First	02/22	1) Approval of the limit for total business volume with KTF in 2007	Original proposal approved	—
Second	07/26	2) Approval on Continuous Trading with Affiliates throughout 2007	Original proposal approved	—
Third	08/3	3) Approval for Related Transactions with KT Capital Corporation	Original proposal approved	—

Outside Director Candidate Recommendation Committee

Order	Date	Subject	Result of Discussion	Note
First	01/08	1) Outside Director Candidate Recommendation Support Plan	Proposal approved	—

Second	01/17	2) Report on Activities Plan of Investigation Agency	Proposal received	—

Third	01/31	3) Organization of Selection Advisory Council	Advisory Council organized	—

Fourth	02/05	*Evaluation of KT Outside Director Candidates and Discussion on Recommendation Method	Discussed	—

Fifth	02/05	5) Recommendation of Candidates for Outside Directors - Jeong-Ro Yoon, Kon-Sik Kim, Chang Yub Yi	Candidates confirmed	—

Audit Committee

Please refer to “(2) Major Activities of Audit Committee” under “B. Audit System” below.

B.	Audit System

(1)	Audit Institution

(A)	Establishment, Method of Organization, etc. of Audit Committee (Auditors)

•	Purpose of operational regulations for Audit Committee

-	To regulate matters necessary for effective operation of Audit Committee

•	Rights and Duties

-	The Audit Committee may audit the Company’s accounting and business affairs, and demand, whenever necessary, directors of the Company to report on the relevant matters thereof. The Committee may handle the matters provided under the relevant statutes, the Articles of Incorporation or the operational rules of the Audit Committee and those matters authorized by the Board of Directors.

•	Members of the Audit Committee shall be appointed by a resolution of the general meeting of shareholders, and at least one financial expert must be appointed as a member.

(B)	The Audit Committee’s Internal Device for Access to Management Information Necessary for Audit

•	Types of Meeting

-	The Committee shall hold a regular meeting in the first month of every quarter of a year and may hold an extraordinary meeting whenever necessary

•	Right of Convocation

-	The Audit Committee Meeting shall be convened by the Chairman of the Committee upon the request of the President or a member of the Committee.

•	Convocation Process

-	The Chairman shall send every member of the Committee a notice specifying date, location and agenda of the meeting through facsimile, telegram, registered mail or other electronic measures, at least 3 days before the date of the meeting.

•	The Committee shall deliberate or resolve the following matters:

-	Matters on the General Meeting of Shareholders

•	Request to the Board of Directors to convene an extraordinary meeting of shareholders

•	Investigation and statement on agenda and documents of the General Meeting of Shareholders

-	Matters on Directors and Board of Directors

•	Report to the Board of Directors on a director’s activities that are in violation of relevant statues or the Articles of Incorporation

•	Preparation and submission of Audit Report on financial statements, etc. that are to be submitted to the General Meeting of Shareholders

•	Injunction on illegal activities of a director

•	Request for a report on the performance of directors

•	Assessment and report of operational status of internal accounting management system

•	Matters authorized by the Board of Directors

-	Matters on Audit

•	Request on performance of directors or investigation on business and financial status of the Company

•	Investigation on subsidiaries under the Commercial Code

•	Receipt of report from a director

•	Representation of the Company in an action between a director and the Company

•	Decision on institution of a lawsuit upon a minority shareholder’s request for institution of a suit against directors

•	Approval for appointment, change or dismissal of an external auditor (the “Auditor”)

•	Receipt of reports made by the Auditor on a director’s misconduct in the course of performing his duties or a material fact that is in violation of relevant statutes or the Articles of Incorporation

•	Receipt of reports made by the Auditor on the Company’s violation of accounting standards etc.

•	Assessment on audit of the Auditor

•	Assessment on independence of the Auditor

•	Pre-approval on services provided by the Auditor

•	Auditing plans for the year and the audit result

•	Assessment on the internal control system

•	Verification of corrective measures regarding audit results

•	Approval for appointment and proposal for dismissal of a person in charge of internal audit

•	Review of feasibility of material accounting policies and change in accounting estimates

•	Review on soundness and propriety of corporate financing and accuracy of financial reports

•	Establishment of whistle-blowing system

-	Other Matters Provided by the Relevant Statutes and the Articles of Incorporation

•	The Audit Committee may, whenever necessary, require internal audit organization to separately report on its audit activities.

Personal Information of Members of the Audit Committee

(C) (Auditor)

Name	Experience	Note
Do-Hwan Kim	- Researcher, KISDI - (Present) Professor, Business Administration & Accounting, Sejong University	—

Jeong-Ro Yoon	- Vice President, Korean Sociological Association - (Present) Professor, School of Humanities and Social Science, KAIST	—

Jong-Kyoo Yoon	- Vice Representative, Samil Pricewaterhouse Coopers - Vice Chairman, Kookmin Bank Private Banking Group - (Present) Standing Consultant, Kim & Jang	—

Gyu-Taeg Oh	- Vice Representative, Deloitte Anjin - (Present) President, Korea Fixed Income Research Institute	—

(2)	Major Activities of the Audit Committee (Auditor)

Order	Date	Subject	Result of Discussion	Note
First	01/24	1) Report on Final Audit of Fiscal Year 2006	Original proposal received	—
		2) Report on Audit Records of 2006 and Audit Plan for 2007	Original Proposal received
		3) Approval of Financial Statements of 25th Term	Original proposal approved
		4) Business Report of 25th Term	Original proposal approved
		5) Appointment of Outside Auditor for Fiscal Years 2007~2009 and Approval for 2007 Remuneration	Original proposal approved

Second	02/05	6) Report on operational condition of internal accounting management system of Fiscal Year 2006	Proposal received	—
		7) Report on Validity of the Audit Committee	Proposal received
		8) Report on operational condition of internal accounting management system of Fiscal Year 2006 (prepared by Audit Committee)	Proposal received

Third	02/22	9) Report on agenda of General Meeting of Shareholders for 25th Term and Result on Document Investigation	Proposal received	—
		10) Audit Report for Regular General Meeting of Shareholders of 25th Term	Proposal received
		11) Written Opinion on operational status of internal compliance device of the Audit Committee	Proposal received

Fourth	03/29	12) Appointment of the Chairman of the Audit Committee	Original proposal approved	—
		13) Appointment of Outside Director of consolidate company for Fiscal Year 2007	Original proposal approved
		14) Approval of audit service on result of Fair value assessment of KTF	Original proposal approved
		15) Report on the result of consolidated settlement of account for Fiscal Year 2006	Proposal received
		16) Report on 2007 Outside Auditor Audit Plan	Proposal received

Fifth	04/26	17) Approval for appointment of and remuneration for Jeil FDS Outside Director of Fiscal Year 2007	Original proposal approved	—
		18) Statement of Accounts of 1st Quarter of Fiscal Year 2007	Proposal received
		19) Report on business records and plans of 1st Quarter of 2007	Proposal received

Sixth	06/25	20) Report on English Business Report (Form20F) for Fiscal Year 2006	Proposal received	—

Seventh	07/25	21) Report on Final Audit of the First Half of Fiscal Year 2007	Proposal received	—
		22) Statement of Accounts of the First Half of Fiscal Year 2007	Proposal received
		23) Report on operational condition of internal accounting management system of the First Half of 2007	Proposal received
		24) Report on audit records and plans of 2nd Quarter of 2007	Proposal received

Eighth	08/30	25) Approval on appointment of and fee for non-audit service of KT Japan by external auditors in Fiscal year 2007.	Original proposal approved	—

Ninth	10/24	26) International Financial Reporting Standards(IFRS) implementation plan	Original proposal received
		27) Statement of Accounts of 3rd Quarter of Fiscal Year 2007	Original proposal received
		28) Report on internal control assessment of Fiscal Year 2007	Original proposal received
		29) Report on business records and plans of 3rd Quarter of 2007	Original proposal received

Tenth	12/13	30) Approval on appointment of and fee for audit service of KT Japan by external auditors for fiscal year 2007.	Original proposal approved

C.	Matters on Shareholder’s Exercise of Voting Right

(1)	Adoption of Cumulative Voting System

•	Automatic introduction of the cumulative voting system following the completion of the privatization process in 2002

(2)	Adoption of the Written Voting System or Electronic Voting

•	Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005)

(3)	Exercise of Minority Shareholders’ Rights

•	The minority shareholders’ rights were exercised most recently at the 24th General Meeting of Shareholders in 2006

<24th General Meeting of Shareholders (March 10, 2006)>

Shareholder	Contents of the Minority Shareholder’s Right	Purpose of Exercise	Result	Note
Jai Sik Ji and others	Shareholder proposal on the subject matter of the general meeting of shareholders	Recommendation about outside director candidates set to be members of the Audit Committee	Candidates recommended through shareholder proposals failed to be appointed at the General Meeting of Shareholders (concentrated voting)

Jai Sik Ji and others	Request for concentrated voting	Request for cumulative voting for appointment of outside director candidates set to be members of the Audit Committee	Candidates recommended through shareholder proposals failed to be appointed at the General Meeting of Shareholders (concentrated voting)	Article 191-18, Securities and Exchange Act

D.	Remuneration to Executive Officers, etc.

(1)	Remuneration paid to Directors (including Outside Directors) and Members of the Audit Committee (Auditors)

(Unit: in million of Won)

Category	Total Amount Paid	Amount Approved by the General Meeting of Shareholders	Average Amount Paid per Person	Fair Value of Stock Option	Weight	Reference
3 Standing Directors	30.2	50	10.1		—	Long-term performance salary included
8 Outside Directors	5.57		0.69	- long-term piece rate	—	Long-term performance salary included

(2)	Grant and Exercise of the Stock Option

As of December 31, 2007					(Unit: Won, Share)
					Changed Volume
Holder	Relationship	Date of Grant	Granting Method	Type of Share	Granted	Exercised	Revoked	Unexercised	Period for Exercise	Exercise Price	Closing Price
Yong Kyung Lee	Standing director	12/26/2002	Grant of Treasury Share	Common Share	300,000	—	—	253,100	12/27/2004 ~ 12/26/2009	70,000	48,900
Tae-Won Chung	Standing director	12/26/2002	Grant of Treasury Share	Common Share	100,000	—	—	45,145	Same as Above	70,000	48,900
Young-Han Song	Standing director	12/26/2002	Grant of Treasury Share	Common Share	60,000	—	—	28,717	Same as Above	70,000	48,900
Ahn-Yong Choi	Standing director	12/26/2002	Grant of Treasury Share	Common Share	60,000	—	—	32,170	Same as Above	70,000	48,900
Hong-Sik Chun	Standing director	12/26/2002	Grant of Treasury Share	Common Share	100,000	—	—	12,500	Same as Above	70,000	48,900

Hyun-June Chang	Standing director	09/16/2003	Grant of Treasury Share	Common Share	5,200	—	—	3,000	09/17/2005 ~ 09/16/2010	57,000	48,900
Hui-Chang Roh	Standing director	02/04/2005	Grant of Treasury Share	Common Share	60,000	—	—	43,153	02/05/2007 ~ 02/04/2012	54,600	48,900
Total	—	—	—	—	685,200	—	—	417,785	—	—	—

The weighted-average of the non-exercise stock option: 68,316 Won

Note	1) Relationship as at the day of grant.
2) The closing price is the closing price as of December 28, 2007.

3)      Difference between the number of shares granted and the number shares with stock option unexercised: due to adjustment of number of granted shares that are interlocked with management results and length of continuous service

E.	Directors’ and Officers’ Liability Insurance Status

(1)	Outline of Insurance

As of December 31, 2007	(Unit: Thousands of Won)

Title	Amount of Insurance Premium Paid		Maximum Amount Insured	Note
	Amount Paid for the Term	Accumulated Amount Paid (including the Amount Paid for the Term)
Directors’ and Officers’ Liability Insurance	601,400	4,509,304	50,000,000	—

(2)	Grounds and Process of Application

-	Application possible after reporting to the Board of Directors (approved at the executive officers’ meeting in 1999.5)

-	Insurance thereafter is renewed annually

(3)	The Insured

-	Executive Officers above the level of a Vice President (including Outside Directors)

-	Executive Officers mentioned above include officers of the Company who had been, are and will be appointed or designated. Officers who are appointed or designated during the insurance period are automatically insured

(4)	Damages Insured

-	Damages to shareholders and a third party caused by the insured in violation of the duty of reasonable care in performance of his/her duty

-	“Damages” is a concept which includes amount of compensation, amount ordered by the court, settlement amounts and attorneys fees.

(5)	Exclusion

-	The insurance company shall not be liable to make any payment for loss in connection with any claim or claims made against the directors or officers:

	arising out of, based upon or attributable to the course of going any personal profit or advantages to which they are not legally entitled;

‚	arising out of, based upon or attributable to the course of committing bad faith or criminal act.

ƒ	arising out of , based upon or attributable to the payment to the insured of any remuneration without the previous approval of shareholders of the Company, which shall be deemed illegal;

„	arising out of, based upon or attributable to profits made from illegal insider-trading using non-public information;

…	arising out of, based upon or attributable to payment of commissions, gratuities, benefits or any other favor provided to or from the benefits of any;

-	Political group; government official; director, officer, employee and the agent(s), representative(s), family members thereof, plus affiliate entities;

-	The Wrongful Act of any Director or Officer shall not be imputed to any other Director or Officers for the purpose of determining the applicability of the foregoing exclusions (5)  through (5) …

*Cause within the Exclusion Clause

- Punitive damages

- Nuclear energy liability

- Provision of professional service

- Securities Exchange Act and other relevant statutes

- Violation of Employee Retirement Income Security Act

- Year 2000

- Acts of Compulsion, intimidation, corruption

- Request for compensation between insured persons

- Claim for damages filed by the majority shareholder

- Government-related authorities

- Liability for terrorist acts, etc.

IV.	Matters on Executive Officers and Employees

2.	Current Status of Employees

(As of December 30, 2007)				(Unit: Person, in millions of Won)

Type	Number of Employees					Average Years in Continuous Service	Total Payroll	Average Payroll per Person	Note
	Office Staff	Engineers	Research Staff	Other	Total
Male	5,718	24,084	672	866	31,340	19.6	1,744,836	54.90	—
Female	2,966	1,866	154	589	5,573	17.0	267,613	47.68	—
Total	8,684	25,948	826	1,455	36,913	19.2	2,012,449	53.82	—

*	Wage per person: Based on average number of employees for 2007 (37,395 employees)

KT CORPORATION

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

AND INDEPENDENT AUDITORS’ REPORT

Audit•Tax•Consulting•Financial Advisory•

Independent Auditors’ Report

English Translation of a Report Originally Issued in Korean

To the Stockholders and Board of Directors of

KT Corporation:

We have audited the accompanying non-consolidated balance sheet of KT Corporation (the “Company”) as of December 31, 2007, and the related non-consolidated statements of income, appropriations of retained earnings, changes in equity and cash flows for the year then ended (all expressed in Korean won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The non-consolidated balance sheet of the Company as of December 31, 2006 and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year ended December 31, 2006, were audited by KPMG Samjong Accounting Corp. in accordance with auditing standards generally accepted in the Republic of Korea, whose report dated February 6, 2007, expressed an unqualified opinion on those non-consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations, the changes in its retained earnings and its equity, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

36

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in equity including retained earnings, and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and auditing standards and their application in practice.

January 30, 2008

Notice to Readers

This report is effective as of January 30, 2008, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying non-consolidated financial statements and may result in modification to the auditors’ report.

37

KT CORPORATION

NON-CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2006

ASSETS	2007		2006
	(In millions of Korean won)
CURRENT ASSETS :
Cash and cash equivalents (Notes 2, 3 and 17)	(Won)	921,197	(Won)	1,036,765
Short-term investment assets (Notes 3, 4 and 17)		307,982		230,787
Accounts receivable – trade, net of allowance for doubtful accounts of (Won)249,008 million as of 2007 and (Won)311,222 million as of 2006 and present value discount of (Won)1,360 million as of 2007 and (Won)3,292 million as of 2006 (Notes 2, 12, 17 and 18)		1,636,545		1,528,890
Accounts receivable – other, net of allowance for doubtful accounts of (Won)72,073 million as of 2007 and (Won)96,976 million as of 2006 and present value discount of (Won)1,020 million as of 2007 and (Won)854 million as of 2006 (Notes 2, 12, 17 and 18)		150,390		154,230
Inventories, net (Notes 2, 5 and 29)		122,103		92,982
Other current assets (Notes 2, 17, 27 and 33)		172,195		195,534

Total Current Assets		3,310,412		3,239,188

NON- CURRENT ASSETS :
Investment Assets :
Available-for-sale securities (Notes 2 and 6)		14,164		12,052
Equity method investment securities (Notes 2 and 7)		3,411,035		3,461,226
Long-term loans		66,263		187,581
Other investment assets		—		208

Total Investment Assets		3,491,462		3,661,067

Property and Equipment :
Property and equipment, at cost		37,532,007		36,417,217
Less accumulated depreciation		(26,877,161)		(25,844,975)
Less accumulated impairment		(1,027)		—
Less contribution for construction		(205,201)		(174,158)

Property and Equipment, Net (Notes 2, 8, 9, 10, 15 and 29)		10,448,618		10,398,084

Intangible Assets, Net (Notes 2 and 11)		439,738		470,782

Other Non-Current Assets (Notes 2, 12, 27 and 33)		259,834		193,212

Total Non-Current Assets		14,639,652		14,723,145

TOTAL ASSETS	(Won)	17,950,064	(Won)	17,962,333

(Continued)

38

KT CORPORATION

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2007 AND 2006

LIABILITIES AND STOCKHOLDERS’ EQUITY	2007		2006
	(In millions of Korean won)
CURRENT LIABILITIES :
Accounts payable – trade (Notes 2, 17 and 18)	(Won)	769,861	(Won)	657,392
Accounts payable – other (Notes 2, 15 and 18)		817,121		829,328
Advance receipts		55,105		66,174
Withholdings		66,092		65,492
Accrued expenses (Note 18)		297,628		285,151
Income taxes payable (Note 27)		255,292		340,065
Current portion of long-term debt, net (Notes 2 and 13)		437,958		709,150
Other current liabilities (Notes 2, 14, 18, 32 and 33)		292,284		317,497

Total Current Liabilities		2,991,341		3,270,249

NON-CURRENT LIABILITIES :
Long-term debt, excluding current portion, net (Notes 2, 13 and 17)		4,615,870		4,700,228
Refundable deposits for telephone installation (Note 16)		841,356		907,519
Accrued severance indemnities, net (Notes 2)		447,912		336,910
Other long-term liabilities (Notes 2, 14, 15, 18, 27 and 32)		160,810		198,347

Total Non-current Liabilities		6,065,948		6,143,004

Total Liabilities		9,057,289		9,413,253

STOCKHOLDERS’ EQUITY :
Common stock (Notes 1 and 19)		1,560,998		1,560,998
Capital Surplus:
Additional paid-in capital		1,440,258		1,440,258
Other capital surplus (Note 27)		519		652

Total Capital Surplus		1,440,777		1,440,910

Capital adjustments:
Treasury stock (Note 23)		(3,825,688)		(3,826,572)
Stock options (Notes 2 and 22)		8,880		8,855
Stock grants (Notes 2 and 22)		1,022		—

Total Capital Adjustments		(3,815,786)		(3,817,717)

(Continued)

39

KT CORPORATION

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2007 AND 2006

LIABILITIES AND STOCKHOLDERS’ EQUITY	2007		2006
	(In millions of Korean won)
Accumulated Other Comprehensive Income (Note 2, 21 and 27)
Unrealized gain on valuation of available-for-sale securities (Note 6)		2,559		4,386
Increase in equity of associates (Note 7)		13,563		30,168
Decrease in equity of associates (Note 7)		(10,375)		(23,576)
Gain on valuation of derivatives, net (Note 33)		2,024		—

Total Other Comprehensive Income		7,771		10,978

Retained Earnings:
Legal reserve (Note 20)		780,499		780,499
Reserve for technology and human resource development (Note 20)		350,000		350,000
Reserve for business rationalization		443,416		443,416
Reserve for business expansion		4,000,000		4,000,000
Reserve for special bonds		207,947		207,947
Unappropriated retained earnings		3,917,153		3,572,049

Total Retained Earnings		9,699,015		9,353,911

Total Stockholders’ Equity		8,892,775		8,549,080

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	(Won)	17,950,064	(Won)	17,962,333

See accompanying notes to non-consolidated financial statements.

40

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007		2006
	(In millions of Korean won)
OPERATING REVENUES (Notes 2, 18, 24, 25 and 36)	(Won)	11,936,382	(Won)	11,856,009
OPERATING EXPENSES (Notes 18, 26 and 34)		10,502,660		10,099,781

OPERATING INCOME		1,433,722		1,756,228

NON-OPERATING INCOME (EXPENSES) :
Interest income		117,682		75,424
Interest expense		(309,811)		(330,244)
Equity in income of associates, net (Notes 2 and 7)		4,085		16,675
Foreign currency transactions and translation gain (loss), net (Note 2)		(12,001)		125,952
Loss on disposal of property and equipment, net		(27,317)		(47,301)
Loss on disposal of intangible assets, net		(498)		(1,475)
Contribution payment for research and development and donations (Note 35)		(71,703)		(64,233)
Derivatives settlement and valuation gain (loss), net (Notes 2 and 33)		22,516		(92,447)
Reversal of accrued provisions (Note 14)		49,896		20,419
Other bad debt expense		(1,034)		(16,918)
Loss on impairment of property and equipment (Notes 2 and 8)		(4,447)		—
Loss on impairment of intangible assets (Notes 2 and 11)		(7,066)		—
Gain on disposal of available-for-sale securities, net		1,525		55,215
Gain (loss) on disposal of equity method investment securities, net		(166)		4,886
Dividend income		2		1,000
Other, net		54,996		71,279

Net		(183,341)		(181,768)

INCOME BEFORE INCOME TAX EXPENSE		1,250,381		1,574,460
INCOME TAX EXPENSE (Notes 2 and 27)		292,758		341,011

NET INCOME	(Won)	957,623	(Won)	1,233,449

BASIC NET INCOME PER SHARE OF COMMON STOCK (in Korean won) (Note 28)	(Won)	4,635	(Won)	5,877

DILUTED NET INCOME PER SHARE OF COMMON STOCK (in Korean won) (Note 28)	(Won)	4,635	(Won)	5,870

See accompanying notes to non-consolidated financial statements.

41

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007		2006
	(In millions of Korean won)
UNAPPROPRIATED RETAINED EARNINGS
Beginning of the year	(Won)	3,155,859	(Won)	2,552,264
Retirement of treasury stock		(196,329)		(213,664)
Net income for the year		957,623		1,233,449

End of the year		3,917,153		3,572,049

TRANSFER FROM VOLUNTARY RESERVE
Reserve for technology and human resource development		136,700		—

APPROPRIATIONS
Cash dividends (Note 30)
Dividend per share (dividend ratio) (Won)2,000(40%) for 2007 and 2006, respectively.		(407,374)		(416,190)

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO NEXT YEAR	(Won)	3,646,479	(Won)	3,155,859

See accompanying notes to non-consolidated financial statements.

42

KT CORPORATION

NON-CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Common stock		Capital surplus		Capital adjustments		Other comprehensive income		Retained earnings		Total
	(In millions of Korean won)
Balance as of January 1, 2007 (as reported)	(Won)	1,560,998	(Won)	1,440,910	(Won)	(3,817,717)	(Won)	10,978	(Won)	9,353,911	(Won)	8,549,080
Dividends		—		—		—		—		(416,190)		(416,190)

Retained earnings after appropriations										8,937,721
Net income		—		—		—		—		957,623		957,623
Purchase of treasury stock		—		—		(196,329)		—		—		(196,329)
Retirement of treasury stock		—		—		196,329		—		(196,329)		—
Disposal of treasury stock		—		—		884		—		—		884
Loss on disposal of treasury stocks		—		(133)		—		—		—		(133)
Stock options		—		—		25		—		—		25
Stock grants		—		—		1,022		—		—		1,022
Unrealized gain on valuation of available-for-sale securities, net		—		—		—		(1,827)		—		(1,827)
Increase in equity of associates		—		—		—		(16,605)		—		(16,605)
Decrease in equity of associates								13,201				13,201
Gain on valuation of derivatives for cash flow hedge		—		—		—		2,024		—		2,024

Balance as of December 31, 2007	(Won)	1,560,998	(Won)	1,440,777	(Won)	(3,815,786)	(Won)	7,771	(Won)	9,699,015	(Won)	8,892,775

See accompanying notes to non-consolidated financial statements.

43

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007		2006
	(In millions of Korean won)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income	(Won)	957,623	(Won)	1,233,449
Expenses not involving cash payments :
Share-based payment		1,047		227
Accrued severance indemnities		325,878		210,184
Depreciation		2,034,819		2,060,151
Amortization		161,199		121,605
Provision for doubtful accounts receivable – trade		12,843		8,165
Interest expense		4,288		4,827
Provision for doubtful accounts receivable – other		1,034		16,918
Foreign currency translation loss		14,796		14,556
Equity in loss of associates		60,320		35,862
Loss on disposal of available-for-sale securities		530		1,261
Loss on disposal of equity method investment securities		549		143
Loss on disposal of property and equipment		43,378		54,571
Loss on impairment of property and equipment		4,447		—
Loss on disposal of intangible assets		498		1,475
Loss on impairment of intangible assets		7,066		—
Loss on valuation of derivatives		15,499		85,805
Other		4,140		1,029

Sub-total		2,692,331		2,616,779

Income not involving cash receipts :
Interest income		(5,093)		(7,834)
Foreign currency translation gain		(3,953)		(120,192)
Equity in income of associates		(64,405)		(52,537)
Gain on disposal of available-for-sale securities		(2,055)		(56,476)
Gain on disposal of equity method investment securities		(383)		(5,029)
Gain on disposal of property and equipment		(16,061)		(7,270)
Gain on valuation of derivatives		(39,320)		(8,654)
Other		(29)		(25)

Sub-total		(131,299)		(258,017)

(Continued)

44

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
	(In millions of Korean won)
Changes in assets and liabilities related to operating activities:
Accounts receivable – trade	(107,807)	56,239
Accounts receivable – other	(25,158)	(43,151)
Inventories	(32,223)	43,218
Other current assets	(16,828)	42,108
Accounts payable – trade	109,894	(71,787)
Accounts payable – other	(21,684)	80,033
Advance receipts	(11,069)	(4,606)
Withholdings	600	10,762
Accrued expenses	13,228	(8,948)
Income taxes payable	(84,619)	230,912
Payments of severance benefits	(87,978)	(58,150)
Deposits for severance benefit insurance	(126,898)	(146,512)
Others, net	(123,845)	(21,033)

Sub-total	(514,387)	109,085

Net Cash Provided by Operating Activities	3,004,268	3,701,296

CASH FLOWS FROM INVESTING ACTIVITIES :
Cash inflows from investing activities :
Decrease of short-term investment assets	108,600	132,868
Disposal of available-for-sale securities	5,502	61,792
Decrease in equity method investment securities	64,267	57,226
Disposal of equity method investment securities	6,779	11,134
Collection of long-term loans	25,343	12,569
Decrease in other investment assets	208	—
Disposal of property and equipment	159,747	97,684
Disposal of intangible assets	332	—

Sub-total	370,778	373,273

Cash outflows for investing activities:
Increase in short-term investment assets	(89,817)	—
Acquisition of available-for-sale securities	—	(1,576)
Acquisition of equity method investment securities	(26,379)	(489,722)
Increase in other investment assets	—	(208)
Acquisition of property and equipment	(2,222,457)	(2,173,990)
Acquisition of intangible assets	(142,162)	(150,740)

Sub-total	(2,480,815)	(2,816,236)

Net Cash Used in Investing Activities	(2,110,037)	(2,442,963)

(Continued)

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KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007		2006
	(In millions of Korean won)
CASH FLOWS FROM FINANCING ACTIVITIES :
Cash inflows from financing activities:
Issuance of bonds		324,145		183,478
Increase in long-term debt		13,718		3,767

Sub-total		337,863		187,245

Cash outflows for financing activities:
Repayment of long-term debt		(709,688)		(800,480)
Payment of dividends		(416,190)		(426,113)
Purchase of treasury stock		(196,329)		(213,664)
Other, net		(25,455)		(12,336)

Sub-total		(1,347,662)		(1,452,593)

Net Cash Used in Financing Activities		(1,009,799)		(1,265,348)

NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS		(115,568)		(7,015)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		1,036,765		1,043,780

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	(Won)	921,197	(Won)	1,036,765

See accompanying notes to non-consolidated financial statements.

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KT CORPORATION

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

KT Corporation (the “Company”) commenced operations on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunication business and improvement of telecommunication technology under the Korea Telecom Act.

Upon the announcements of the Government-Invested Enterprises Management Basic Act and the Privatization Law, as of October 1, 1997, the Company became a government invested institution regulated by the Korean Commercial Code and the Company’s shares were listed on the Korea Exchange (formerly “Korea Stock Exchange”) on December 23, 1998. The Company issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”), representing these new shares and government-owned shares on the New York Stock Exchange and the London Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

In 2002, the Company acquired its 60,294,575 government-owned shares according to the government’s privatization plan for government-owned companies and there is no government-owned share as of December 31, 2007.

The Company’s shares as of December 31, 2007 are owned as follows:

	Number of shares	Ownership percentage (%)
Employee Stock Ownership Association	15,342,981	5.58%
National Pension Service	9,870,546	3.59%
Others	178,473,296	64.84%
Treasury stock	71,515,577	25.99%

Total	275,202,400	100.00%

Prior to 1991, the Company was the only telecommunication service provider in Korea. Since then, several new providers have entered the markets, as licensed by the MIC; an international call service by LG Dacom, the second telecommunication service provider, in December 1991, and local call service by Hanaro Telecom, the second local call provider, in 1999. Onse Telecom also entered a long-distance call service after its international call service. The entry of these new providers into the markets resulted in severe competition in fixed-line telephone services and high speed internet services in which large growth is not expected in the future. In order to develop new business areas, the Company commercialized the Wireless Broadband Internet (“WiBro”) service in 2006 and launched new products such as mixed products which combine certain previous services and Internet Contests On Demand (“ICOD”) services under the new brand name “MegaTV” in 2007.

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2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations, changes in equity including retained earnings or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements to be submitted to the Company’s general stockholders’ meeting were authorized by the Company’s board of directors on January 30, 2008.

b.	Adoption of Statements of Korea Accounting Standards (“SKAS”)

Through December 31, 2007, the Korea Accounting Standards Board (“KASB”) has issued Statements of Korea Accounting Standards (“SKASs”) No. 1 through No. 25 to revise the previous Financial Accounting Standards. Among these statements, SKAS No. 1 through No. 20 (excluding No. 11) should be applied in the prior periods whereas SKAS No. 11 and No. 21 through No. 25 shall be applied from the current period. Application of these SKASs has no material impact on the Company’s non-consolidated financial statements for the current period.

Summary of major changes from the application of new SKASs during the current period are as follows:

SKAS	Summary of major changes
No. 11 “Discontinuing Operations”

•        Present income (loss) from discontinuing operations and continuing operations separately on the face of the income statement.

•        Disclose the details of discontinuing operations in the notes to the financial statements of the period in which the initial disclosure event of a discontinuing operation occurs.

•        Reclassify into income (loss) from discontinuing operations in the comparative financial statements of the period in which an initial disclosure event occurs any income or loss that arose in the prior period(s) from the discontinuing operation.

No. 21 “Preparation and Presentation of Financial Statements I”

•        Separate previous investment assets into investment assets and other non-current assets.

•        Separate previous capital adjustments into capital adjustments and accumulated other comprehensive income (loss).

•        Include statement of changes in equity in the set of financial statements.

•        Disclose the details of comprehensive income in the notes.

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SKAS	Summary of major changes
No. 22 “Share-based Payment”

•        Record compensation cost for stock appreciation right settled by treasury stock in equity.

•        Provide detail guidelines about vesting conditions.

•        Do not allow measurement by intrinsic value for cash settled share-based payment (except for non-public companies).

•        Do not re-measure share-based payment transactions previously granted upon initial public offerings (IPO).

No. 23 “Earnings Per Share”

•        Do not require non-public companies (except for those in the process of IPO) to disclose earnings per share (under the previous Interpretation, only dilutive earnings per share could be omitted).

•        Clarify calculation methods for basic earnings per share and outstanding average common shares.

•        Present earnings per share on the face of the income statement.

No. 24 “Preparation and Presentation of Financial Statements II”	• Provide basic rules on the classification of accounts in the financial statements of financial institutions.

No. 25 “Consolidated Financial Statements”

•        Present negative minority interest as a deductive item in equity.

•        Present income (loss) attributable to equity holders of the parent and minority interest separately on the face of the income statement.

In addition, any additional income taxes and tax refunds attributable to prior periods are included in income tax expense for the current period in accordance with the amendment of SKAS No. 16 “Income Taxes”.

Such adoptions of new SKASs and amendments to SKASs did not have an effect on the net assets and net income of the Company as of and for the years ended December 31, 2007 and 2006. The accompanying non-consolidated financial statements for the prior period, presented for comparative purpose, are reclassified in accordance with SKAS No. 21 and SKAS No.16.

c.	Cash and Cash Equivalents

Cash and cash equivalents includes cash, substitute securities including checks issued by others, and checking accounts, ordinary deposits and financial instruments, which can be easily converted into cash and whose value changes due to changes in interest rates are not material, with maturities (or date of redemption) of three months or less upon acquisition.

d.	Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts to cover estimated losses on receivables (account receivable - trade, account receivable - other, loans and other), based on collection experience and analysis of the collectibility of individual outstanding receivables.

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e.	Inventories

Inventories, which consist mainly of supplies for telecommunication facilities and PCS handsets for sales, are stated at the acquisition cost, with cost determined using the moving average method, except for goods-in-transit and land for construction for which cost are determined using the specific identification method. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at the end of the year. When the market value of inventories (net realizable value for merchandise and current replacement cost for supplies) is less than the carrying value, carrying value is stated at the lower of cost or market. The Company applies the lower of cost or market method by group of inventories and loss on inventory valuation is presented as a deductive item from inventories and charged to operating expenses. However, when the circumstances that previously caused inventories to be written down below cost no longer exist and the new market value of inventories subsequently recovers, the valuation loss is reversed to the extent of the original valuation loss and the reversal is deducted from operating expenses.

f.	Securities (excluding the equity method investment securities)

Debt and equity securities are initially stated at the market value of consideration given for acquisition (market value of securities acquired if market value of consideration given is not available) plus incidental costs attributable to the acquisition of the securities and are classified into trading, available-for-sale and held-to-maturity securities depending on the purpose and nature of acquisition. The Company presents trading securities as short-term investments, and available-for-sale securities and held-to-maturity securities as short-term investments or long-term investment securities depending on their nature in the balance sheet. The moving average method for equity securities and the specific identification method for debt securities are used to determine the cost of securities for the calculation of gain (loss) on disposal of those securities.

-	Trading securities

Securities that are bought and held principally for the purpose of selling them in the near term with active and frequent buying and selling, including securities which consist of a portfolio of securities with the clear objective of generating profits on short-term differences in price, are classified as trading securities. Trading securities are recorded at their fair value and unrealized gains or losses from trading securities are recorded as gain (loss) on valuation of trading securities included in the non-operating income (expense).

-	Held-to-maturity securities

Debt securities that have fixed or determinable payments with a fixed maturity are classified as held-to-maturity securities only if the Company has both the positive intent and ability to hold those securities to maturity. However, debt securities, whose maturity dates are due within one year from the balance sheet date are classified as current assets.

After initial recognition, held-to-maturity securities are stated at amortized cost in the balance sheet. When held-to-maturity securities are measured at amortized costs, the difference between their acquisition cost and face value is amortized using the effective interest rate method and the amortization is included in the cost and interest income.

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When the possibility of not being able to collect the principal and interest of held-to-maturity securities according to the terms of the contracts is highly likely, the difference between the recoverable amount (the present value of expected cash flows using the effective interest rate upon acquisition of the securities) and book value are recorded as loss on impairment of held-to-maturity securities included in the non-operating expense and the held-to-maturity securities are stated at the recoverable amount after impairment loss. If the value of impaired securities subsequently recovers and the recovery can be objectively related to an event occurring after the impairment loss was recognized, the reversal of impairment loss are recorded as reversal of impairment loss on held-to-maturity securities included in non-operating income . However, the resulting carrying amount after the reversal of impairment loss shall not exceed the amortized cost that would have been measured, at the date of the reversal, if no impairment loss were recognized.

-	Available-for-sale securities

Debt and equity securities that do not fall under the classifications of trading or held-to-maturity securities are categorized and presented as available-for-sale securities included in investment assets. However, if an available-for-sale security matures or it is certain that such security will be disposed of within one year from the balance sheet date, it is classified as a current asset.

Available-for-sale securities are recorded at fair value. Unrealized gain or loss from available-for-sale securities are presented as gain or loss on valuation of available-for-sale securities included in accumulated other comprehensive income of stockholders’ equity. In addition, accumulated gain or loss on valuation of available-for-sale securities are reflected in either gain or loss on disposal of available-for-sale securities or loss on impairment of available-for-sale securities upon disposal or recognition of impairment of the securities. However, available-for-sale equity securities that are not marketable and whose fair value cannot be reliably measured are recorded at acquisition cost.

When there is objective evidence that the available-for-sale securities are impaired and the recoverable amount is lower than the cost (amortized cost for debt securities) of the available-for-sale securities, an impairment loss is recognized as loss on impairment of available-for-sale securities of non-operating expense and the related unrealized gain or loss remaining in stockholders’ equity is adjusted to the impairment loss. If the value of impaired securities subsequently recovers and the recovery can be objectively related to an event occurring after the impairment loss was recognized, the reversal of impairment loss can be recognized up to the previously recorded impairment loss as a reversal of loss on impairment of available-for-sale securities of non-operating income. However, if the fair value increases after the impairment loss is recognized but does not relate to the recovery of impairment loss as described above, the increase in fair value is recorded in stockholders’ equity.

g.	Equity Method Investment Securities

Investments in equity securities of companies, over which the Company exercises significant influence, are reported using the equity method of accounting.

-	Accounting for changes in the equity of the investee

Under the equity method of accounting, the Company records changes in its proportionate equity of the net assets of the investee depending on the nature of the underlying changes in the investee as follows; (i) “equity in income (loss) of associates” in the non-operating income (expense) for net income (loss) of the investee; (ii) “increase (decrease) in retained earnings of associates” in the retained earnings for changes in beginning retained earnings of the investee; (iii) “increase (decrease) in equity of associates” in the accumulated other comprehensive income (loss) for other changes in stockholders’ equity of the investee.

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When the equity method investee’s unappropriated retained earnings carried over from prior period changes due to significant error corrections, the Company records the changes in equity as “equity in income (loss) of associates” included in the non-operating income (expense) if the impact of the changes on the Company’s non-consolidated financial statements is not significant. If the changes results from the changes in accounting policies of the equity method investee, they are reflected in the unappropriated retained earnings carried over from prior period in accordance with SKAS on changes in accounting policy and errors corrections. When the investee declares cash dividends, the dividends to be received are deducted directly from equity method investment securities.

-	Treatment of investment difference

Difference between the acquisition cost and the Company’s proportionate equity in the fair value of net assets of the investee upon acquisition (“Investment difference”) are considered as (negative) goodwill and accounted for in accordance with accounting standards for business combination. The goodwill portion which is amortized over useful lives (4~10 years) on a straight line method and the negative goodwill portion which is amortized over the weighted average useful lives of depreciable non-monetary assets of the investee are included in “equity in income (loss) of associates”.

When the Company’s equity interest in the investee increases due to an increase (or decrease) in contributed capital with (or without) consideration, the changes in the Company’s proportionate equity in the investee is accounted for as investment difference. If the Company’s equity interest decreases, the changes are accounted for as “gain (loss) on disposal of the equity method investment securities”. However, if the investee is the Company’s subsidiary, those changes are accounted for as “increase (decrease) in equity of associates” included in the accumulated other comprehensive income (loss).

-	Difference between the fair value and book value of net assets of the investee

Upon acquisition of the equity method investment securities, the Company’s proportionate shares in the differences between the fair values and book values of the identifiable assets and liabilities of the investee are amortized/reversed and included in “equity in income (loss) of associates” in accordance with the investee’s methods of accounting for the assets and liabilities.

-	Elimination of unrealized gain or loss from intercompany transactions

The Company’s proportionate share in the gain (loss) arising from transactions between the Company and the investee, which remains in the book value of assets held as of balance sheet date is considered unrealized gain (loss) and adjusted to equity method investment securities. If the investee is a subsidiary of the Company, unrealized gain (loss) from sale of an asset by the Company to the investee (downstream transaction) is fully eliminated and adjusted to equity method investment securities.

-	Impairment loss on equity method investment securities

When there is objective evidence that the equity method investment securities is impaired and the recoverable amount is lower than the carrying amount of the equity method investment securities, an impairment loss is recognized as “loss on impairment of equity method investment securities” included in non-operating expense and the unamortized investment difference shall be first reduced. When the recoverable amount is recovered after the recognition of impairment loss, the reversal of impairment loss can be recognized as income up to the previously recorded impairment loss. The book value of the equity method investment securities after the reversal of the impairment loss cannot exceed the book value calculated as if the impairment loss would not been originally recognized. The reversal of the impairment loss recognized against the unamortized investment difference is not allowed.

-	Translation of financial statements of overseas investees

For overseas investees whose financial statements are prepared in foreign currencies, the equity method of accounting is applied after assets and liabilities are translated in accordance with the accounting treatments for the translation of the financial statements of overseas’ subsidiaries for consolidated financial statements. The

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Company’s proportionate share of the difference between assets net of liabilities and stockholders’ equity after translation into Korean won is accounted for as “increase (decrease) in equity of associates” included in the accumulated other comprehensive income (loss).

h.	Property and Equipment

Property and equipment are stated at cost (acquisition cost or manufacturing cost plus expenditures directly related to preparing the asset ready for use) and assets acquired from investment in kind, by donation or free of charge in other ways are stated at fair value as an acquisition cost. Property and equipment contributed by the government on January 1, 1982 are stated at net revalued amounts. Expenditures after acquisition or completion that increase future economic benefit in excess of the most recently assessed capability level of the asset are capitalized; other expenditures are charged to expense as incurred. Borrowing costs in relation to the manufacture, purchase, construction or development of assets are charged to current operations.

Depreciation is computed by the declining-balance method (except for buildings, structures, underground access to cable tunnels, and concrete and steel telephone poles that are depreciated using the straight-line method) based on the following useful lives of the related units of property and equipment and the accumulated depreciation and impairment are directly deducted from the related assets.

Useful lives (years)
Buildings and structures	5-60
Machinery and equipment:
Underground access to cable tunnels, and concrete and steel telephone poles	20-40
Other	3-15
Vehicles	6
Tools, furniture and fixtures	4-20

When the expected future cash flow from use or disposal of the property and equipment is lower than the carrying amount due to obsolescence, physical damage and other, the carrying amount is adjusted to the recoverable amount (the higher of net sales price or value in use) and the difference is recognized as an impairment loss. The Company recorded loss on impairment of property and equipment totaling (Won) 4,447 million for the year ended December 31, 2007. Meanwhile, when the recoverable amount subsequently exceeds the carrying amount of the impaired asset, the excess is recorded as a reversal of impairment loss to the extent that the reversed asset does not exceed the carrying amount before previous impairment as adjusted by depreciation. There was no reversal of impairment loss for the year ended December 31, 2007.

i.	Intangible Assets

Intangible assets are initially recognized at acquisition cost (purchase cost plus expenditures directly related to preparing the asset ready for use) and subsequently presented at amortized cost using the straight-line method, with amortization beginning when the asset is available for use. Meanwhile, the Company amortizes intangible assets in connection with monopolistic and exclusive rights to control buildings and facilities utilization and copyrights over the period of 30 or 50 years based on the related contract or related laws.

Intangible assets are amortized based on the following useful lives:-

Useful lives (years)
Research and development cost		3 - 6
Software		6
Industrial rights		5 - 10
Frequency usage rights		5.75 from the date of service commencement
Other intangible assets	Building rights	10 - 50
	Facilities rights	10 - 20
	Copyrights	50

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Research related costs are generally expensed as operating expenses. Development costs which meet certain requirements and from which future economic benefit is certain are capitalized as intangible assets and the amortization over the estimated useful lives is expensed as operation expenses. Development costs associated with new telecommunication businesses such as Integrated Customer Information System (ICIS) and Broadband Integrated Services Digital Network (B-ISDN) and softwares such as Integrated Logistics Information System, Information Superhighway and Enterprise Resource Planning (ERP) are accounted for as intangible assets.

The Company was elected as a Wireless Broadband Internet (“WiBro”) business provider on January 20, 2005 and paid (Won)125,800 million to the MIC in exchange for the usage right to frequency range of 2331.5~2358.5 Mhz obtained on March 30, 2005. The rights have a contractual life of 7 years from the grant date and are amortized over the remaining contractual life commencing from June 30, 2006 when commercial service was initiated.

When the recoverable amount (the higher of net sales price or value in use) of intangible assets is significantly lower than the carrying amount due to obsolescence, and other, the difference is recognized as an impairment loss. When the recoverable amount subsequently exceeds the carrying amount of the impaired asset, the excess is recorded as a reversal of impairment loss to the extent that the reversed asset does not exceed the carrying amount before previous impairment as adjusted by amortization. The Company recorded loss on impairment of intangible assets totaling (Won)7,066 million for the year ended December 31, 2007. There was no reversal of impairment loss for the year ended December 31, 2007.

j.	Government Subsidy and Others

Government subsidy and contribution for construction granted for the purpose of acquisition of certain assets are recorded as a deduction from the assets granted or other assets acquired for the temporary use of the assets granted. When the related assets are acquired, they are recorded as a deduction from the acquired assets and are offsetting against the depreciation of the acquired assets over their useful lives. In addition, government subsidy and contribution for construction without any repayment obligation is offset against the related expenses which they are intended to compensate, however, if there is no matching expense, they are recorded as operating revenue or non-operating revenue depending on whether they are directly related to the Company’s principal operating activities. Government subsidy and contribution for construction with a repayment obligation is recorded as a liability.

k.	Present Value Discount for Assets and Liabilities

Receivables or payables from long-term installment transactions, long-term loans/borrowings or the other similar transactions are stated at present value which is determined by discounting total amounts receivable or payable in the future using the effective interest rate, if the nominal value is significantly different from the present value. The discount or premium resulting from the determination of present value should be reported in the balance sheet as a direct deduction from or addition to the nominal value of the related receivables or payables and the amortization by the effective interest rate method is included in the period income (loss).

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l.	Translation of Assets and Liabilities Denominated in Foreign Currency

Transactions denominated in foreign currencies are recorded in Korean won translated at the exchange rate prevailing on the transaction date and the resulting gain (loss) from foreign currency transactions is included in non-operating income (expense). Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which were, for US dollars, (Won)938.2 : USD 1 and (Won)929.6 : USD 1 at December 31, 2007 and 2006, respectively, and the resulting gain (loss) from foreign currency translation is included in non-operating income (expense).

m.	Bonds and Discounts on Bonds

According to the transition clause of SKAS No. 9 “Convertible Securities” effective January 1, 2003, the Company recorded the exchangeable bonds issued prior to the effective date of the statement, as a single accounting unit and recognizes the interest expense using the effective interest rate by which the amortization of the present value results in the issue price. The exchangeable bonds were fully redeemed by the Company on December 29, 2006.

Meanwhile, discounts on bonds are amortized over the redemption period of the bonds using the effective interest rate method, which are recognized as interest expense.

n.	Accrued Severance Indemnities

In accordance with the Company's policy, all employees with more than one year of service are entitled to receive lump-sum severance payments upon termination of their employment, based on their current rates of salary and length of service. The accrual for severance indemnities is computed as if all employees were to terminate at the balance sheet dates and amounted to (Won) 1,472,912 million and (Won)1,235,012 million for the years ended December 31, 2007 and 2006, respectively.

The Company has insured a portion of its obligations for severance indemnities by making deposits, that will be directly paid to employees, with Samsung Life Insurance and other and records them as deposits for severance insurance deposits which is directly deducted from the accrued severance indemnities.

o.	Provisions

The Company recognizes a provision for a liability with uncertain timing or amount when (1) there is a present obligation of the Company arising from past events, (2) it is highly likely that an outflow of resources will be required to settle the obligation, (3) the amount for the settlement of the obligation can be reliably measurable.

If there is a material difference between the nominal value and present value of such provision, the provision is stated at the present value of the expenditures expected to be required to settle the obligation.

p.	Derivative Instruments

The Company records rights and obligations arising from derivative instruments in assets and liabilities, which are stated at fair value. Gains and losses that result from the changes in the fair value of derivative instruments are recognized in current earnings. However, for derivative instruments that cash flow hedge accounting applies to, the effective portion of the gain or loss on the derivatives instruments are recorded as gain (loss) on valuation of derivatives included in the accumulated other comprehensive income (loss).

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q.	Share-based Payment

The Company’s share-based payment transactions are accounted for in accordance with SKAS No.22 “Share-based Payment” which is effective from fiscal year beginning on or after December 31, 2006. As allowed in the transition clause of SKAS No. 22, for employee stock options granted before January 1, 2007, the Company accounts for them in accordance with Interpretation No. 39-35 “Accounting for Stock Options”.

(i)	Stock options

The Company has granted stock options to its executive officers and directors prior to January 1, 2007, and for equity-settled stock options, the Company records compensation expenses which are allocated over the period in which the options vest with the corresponding credit to the stock options of the capital adjustments. When the options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustments account and the par value of the new shares issued, is recorded as additional paid-in capital. In the event the Company grants stock options based on cash-settled share-based payment, the Company records compensation expenses which are allocated over the period in which the options vest with the corresponding liability recorded.

When stock options are forfeited because the specified vesting requirements are not satisfied, previously recognized compensation costs are reversed to earnings and the corresponding capital adjustments or liabilities are reversed as well. When stock options expire unexercised, previously recognized compensation costs and corresponding capital adjustments are reversed to capital surplus.

(ii)	Share-based payment

Share-based payments granted on or after January 1, 2007 are measured as below:

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity (capital adjustments), directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Company measures the value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.

For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company re-measures the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognized in profit or loss for the period.

For share-based payment transactions in which the terms of the arrangement provide either the Company or the supplier of goods or services with a choice of whether the Company settles the transaction in cash or by issuing equity instruments, the Company is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Company has incurred a liability to settle in cash (or other assets), or as an equity-settled share-based payment transaction if, and to the extent that, no such liability has been incurred.

56

r.	Accounting for Leases

A lease is classified as a finance lease or an operating lease depending on the extent of transfer to the Company of the risks and rewards incidental to ownership. If a lease meets any one of the following criteria, it is accounted for as a finance lease:

•	The lease transfers ownership of the asset to the lessee by the end of the lease term;

•	The lessee has the option to purchase the asset at a bargain price and it is certain that the option will be exercised;

•	The lease term is for the major part (75% or more) of the economic life of the asset even if title is not transferred;

•	At the date of lease commencement the present value of the minimum lease payments amounts to at least substantially all (90% or more) of the fair value of the leased asset; or

•	The leased assets are of such a specialized nature that only the Company can use them without major modifications.

All other leases are treated as operating leases.

For operating leases, lease payments excluding guaranteed residual value are recognized as an expense on a straight-line basis over the lease term and contingent rent is expensed as incurred. Finance leases are recognized as assets and liabilities at the lower of fair value of the leased property or the present value of the minimum lease payments discounted using the implicit interest rate of the lessor (or the Company’s incremental borrowing rate if the implicit interest rate is not practicable to determine). Any initial direct costs incurred by the Company are added to the amount recognized as an asset. The depreciation policy for depreciable leased assets is consistent with that for the similar depreciable assets that are owned by the Company. Annual minimum lease payments excluding guaranteed residual value is allocated to interest expense, which is calculated using the effective interest rate, and finance lease repayment amount. Contingent rent relating to finance are charged as expenses in the periods in which they are incurred, however, if the amount is material it is allocated to principal and interest, respectively, over the remaining lease term.

s.	Revenue Recognition

The Company’s service revenues, which include revenues derived from telephone services, internet services and data services, are recognized on a service-rendered basis. In connection with such services, the MIC and other government entities have extensive authority to regulate the Company’s fees. The MIC has responsibility for approving rates for local service and interconnection and broadband internet access services provided by the Company. As for other telecommunication services, the related rates are just required to be reported to the MIC.

The Company recognizes sales on PCS handsets when these are delivered to the dealers. In addition, the Company’s construction revenue is recognized by reference to the percentage of completion of the contract which is calculating the ratio of the actual contract costs incurred to date to the estimated total contract costs.

Meanwhile, the Company recognizes sales revenues on a gross basis when the Company is the primary obligor in the transactions with customers and if the Company merely acts as an agent for the buyer or seller from whom it earns a commission, then the sales revenues are recognized on a net basis.

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t.	Income Taxes

When the Company recognizes deferred income tax assets or liabilities for the temporary differences between the carrying amount of an asset and liability and tax base, a deferred income tax liability for taxable temporary difference is fully recognized except to the extent in accordance with income tax related SKAS while a deferred tax asset for deductible temporary difference is recognized to the extent that it is almost certain that taxable profit will be available against which the deductible temporary difference can be utilized. Deferred income tax asset (liability) is classified as current or non-current asset (liability) depending on the classification of related asset (liability) in the balance sheet. Deferred income tax asset (liability) which does not relate to specific asset (liability) account in the balance sheet such as deferred income tax asset recognized for tax loss carryforwards is classified as current or non-current asset (liability) depending on the expected reversal period. Deferred income tax assets and liabilities in the same tax jurisdiction and in the same current or non-current classification are presented on a net basis. Current and deferred income tax expense are included in income tax expense in the statement of operations and additional income taxes or tax refunds for the prior periods are included in income tax expense for the current period when recognized. However, income taxes resulting from transactions or events, which were directly recognized in stockholders’ equity in current or prior periods, or business combinations are directly adjusted to equity account or goodwill (or negative goodwill).

The Company early adopted the KAI Opinion 06-2 “Deferred Income Taxes on Investments in Subsidiaries, Associates and Interests in Joint Ventures,” in 2006, which requires the Company to consider the temporary differences from investments in subsidiaries, associates and interest in joint ventures as a whole instead of segregating them subject to their nature in determining whether or not to recognize their income tax effect.

u.	Use of Estimates

The Company’s management uses reasonable estimates and assumptions in preparing the accompanying non-consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea. The estimates and assumptions can change according to additional experiences, changes in circumstances, new information and other and may be different from actual results.

v.	Reclassifications of Prior Year Financial Statements

Certain reclassifications have been made in prior year financial statements to conform to classifications used in the current period. Such reclassifications did not have an effect on the net assets and net income of the Company as of and for the year ended December 31, 2006.

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3.	CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENT ASSETS

Cash and cash equivalents and short-term investment assets as of December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007		2006
Cash and cash equivalents :
Cash	(Won)	911	(Won)	1,424
Passbook accounts		16,766		1,471
Foreign currency deposits		15,024		18,265
Cash in-transit		286,220		340,836
Money market deposit accounts		211,399		207,900
Cash management accounts		—		50,000
Money market fund		877		1,359
Money market trust		190,000		270,417
Money in trust account		80,000		65,004
Repurchase agreements (RPs)		—		50,086
Beneficiary certificate		120,000		30,003

Total	(Won)	921,197	(Won)	1,036,765

Short-term investment assets :
Time deposits	(Won)	—	(Won)	90,000
Certificates of deposits(CD)		90,000		30,000
Money trust accounts		120,000		—
Restricted deposits		381		563
Short-term loans		97,601		110,224

Total	(Won)	307,982	(Won)	230,787

4.	RESTRICTED DEPOSITS

Details of restricted deposits as of December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007		2006		Description
Short-term investment assets	(Won)	381	(Won)	563	Restricted for research and development

5.	INVENTORIES

Inventory valuations as of December 31, 2007 and 2006 are summarized as follows (in millions of Korean won):

	2007						2006
	Acquisition cost		Lower of cost or market value		Valuation allowance		Acquisition cost		Lower of cost or market value		Valuation allowance
Merchandise	(Won)	110,129	(Won)	90,621	(Won)	19,508	(Won)	87,554	(Won)	62,593	(Won)	24,961
Supplies		20,880		17,077		3,803		12,910		12,324		586

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6.	AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities as of December 31, 2007 and 2006 are summarized as follows (in millions of Korean won):

a.	Equity Securities

2007
	Ownership (%)	Acquisition cost		Fair value or net asset value		Book Value(Note 1)		Unrealized gain(loss) (Note 2)
K-3-I Co., Ltd.	12.50	(Won)	300	(Won)	132	(Won)	300	(Won)	—
Korea Information Certificate Authority, Inc.	9.27		2,000		1,891		2,000		—
Polytech Adventure Town, Inc.	6.67		200		142		200		—
ICO Global Communications Ltd.	0.18		617		—		—		—
Daegu Football Club	1.84		300		101		300		—
Kookmin Credit Information, Inc.	6.42		1,202		—		—		—
Solitech Co., Ltd.	4.70		590		4,120		4,120		3,530
Vissem Electronics Co., Ltd. (formerly, “Samjin Information & Communications Co., Ltd.”).	0.02		15		2		15		—
Korea Software Financial Cooperative	0.93		1,000		1,135		1,000		—
Russia-Japan-Korea Cable System	10.00		307		—		—		—
Information and Communication Financial Cooperative	0.01		16		19		16		—
Korea Electric Engineers Association	0.11		20		22		20		—
Binext CT Financial Cooperative	15.00		1,500		1,454		1,500		—
Korea Specialty Contractor Financial Cooperative Fund	0.00		61		59		61		—
MBC-ESS Sports Co., Ltd.	8.96		1,800		1,160		1,800		—
Amicus Wireless Technology Ltd.	4.43		960		169		960		—
Opensolution Co., Ltd.	8.97		—		—		—		—
ZMOS Technology, Inc.	8.64		1,872		506		1,872		—

Total		(Won)	12,760	(Won)	10,912	(Won)	14,164	(Won)	3,530

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2006

	Ownership (%)	Acquisition cost		Fair value or net asset value		Book Value (Note 1)		Unrealized gain (loss) (Note 2)
K-3-I Co., Ltd.	12.50	(Won)	300	(Won)	127	(Won)	300	(Won)	—
Korea Information Certificate Authority, Inc.	9.27		2,000		1,544		2,000		—
Polytech Adventure Town, Inc.	6.67		200		162		200		—
ICO Global Communications Ltd.	0.18		617		—		—		—
Daegu Football Club	1.84		300		124		300		—
Kookmin Credit Information, Inc.	8.30		1,202		—		—		—
Solitech Co., Ltd.	4.74		590		6,640		6,640		6,050
Vissem Electronics Co., Ltd. (formerly, “Samjin Information & Communications Co., Ltd.”).	0.02		15		6		15		—
Korea Software Financial Cooperative	1.36		1,000		1,558		1,000		—
Russia-Japan-Korea Cable System	10.00		307		—		—		—
Information and Communication Financial Cooperative	0.01		16		179		16		—
Korea Electric Engineers Association	0.12		20		35		20		—
Binext CT Financial Cooperative	15.00		1,500		1,483		1,500		—
Korea Specialty Contractor Financial Cooperative Fund	0.00		61		58		61		—

Total		(Won)	8,128	(Won)	11,916	(Won)	12,052	(Won)	6,050

(Note 1)	Investments in equity securities above, except Solitech Co., Ltd., do not have readily determinable fair values and therefore are stated at cost. In addition, if the estimated recoverable amount of the securities below their acquisition cost and such difference is not deemed recoverable, write-downs of the individual securities are recorded to reduce the carrying value.
(Note 2)	The amounts are not adjusted for deferred income tax arising from the unrealized gain (loss).

b.	Changes in Unrealized Gain (Loss)

Changes in unrealized gain (loss) on available-for-sale securities for the years ended December 31, 2007 and 2006 are summarized as follows (in millions of Korean won):

	2007		2006
Beginning balance	(Won)	6,050	(Won)	—
Changes in unrealized gain (loss), net		(2,520)		6,050

Net balance at end of the year		3,530		6,050
Income tax effect		(971)		(1,664)

Balance at end of the year, net of tax	(Won)	2,559	(Won)	4,386

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7.	EQUITY METHOD INVESTMENT SECURITIES

Investments in securities accounted for using the equity method as of December 31, 2007 and 2006 are summarized as follows (in millions of Korean won):

2007

	Number of shares	Ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
KT Networks Corporation (“KTN”)	2,000,000	100.00	(Won)	23,458	(Won)	52,900	(Won)	52,900	(Won)	—
KT Rental Co., Ltd. (“KTR”)	6,800,000	100.00		34,419		48,315		48,207		—
KT Capital Co., Ltd.	20,200,000	100.00		101,000		100,043		100,043		—
KT FDS Co., Ltd. (formerly “Korea FDS Co., Ltd.”) (Note 5)	400,000	100.00		9,008		2,453		7,359		—
KT Internal Venture Fund No. 2	5,000	94.34		5,000		5,205		5,205		—
KT Linkus Co., Ltd. (“KTL”)	2,941,668	93.82		24,502		8,136		8,040		—
Telecop Service Co., Ltd. (“TSC”)	4,644,376	93.82		26,359		10,847		10,847		—
KT Hitel Co., Ltd. (“KTH”)	22,750,000	65.94		67,780		114,082		114,403		167,213
KT Freetel Co., Ltd. (“KTF”) (Note 1)	102,129,938	52.99		3,821,386		2,299,615		2,653,067		3,099,644
KT Powertel Co., Ltd. (“KTP”)	7,771,418	44.85		55,135		28,837		28,837		—
KT Submarine Co., Ltd. (“KTSC”)	1,617,000	36.92		8,085		21,933		21,933		14,424
Sidus FNH Co.	1,607,900	35.70		19,599		6,273		14,409		—
Olive Nine Co., Ltd. (Notes 3 and 4)	8,750,000	19.20		22,000		3,676		17,880		20,169
KT Commerce, Inc. (“KTC”) (Note 2)	266,000	19.00		1,330		1,305		1,264		—
Sidus FNH Benex Cinema (Note 2)	40	13.33		4,000		3,985		3,985		—
KTF Technologies, Inc. (“KTFT”) (Notes 2 and 11)	56,000	3.85		366		2,073		1,623		—
Korea Telecom America, Inc. (“KTAI”)	6,000	100.00		4,783		2,937		2,937		—
KT China Co., Ltd. (“KTCC”)	—	100.00		1,245		946		946		—
Korea Telecom Philippines, Inc. (“KTPI”) (Note 6)	744,476	100.00		2,481		(112,543)		—		—
Korea Telecom Japan Co., Ltd. (“KTJ”)	12,856	100.00		6,586		830		830		—
New Telephone Company (“NTC”)	5,309,189	79.96		33,064		125,326		125,326		—
KTSC Investment Management B.V. (Note 7)	108	60.00		15		15		15		—
Super iMax (Note 8)	—	60.00		1,321		1		1,321		—
East Telecom (Note 9)	—	51.00		14,515		10,238		14,515		—
Korea Telecome Directory Co., Ltd. (“KTD”)	1,360,000	34.00		6,800		8,085		8,085		—
KBSi Co., Ltd.	952,000	32.38		4,760		3,408		3,408		—
Korea Information Technology Fund	70	23.33		70,000		77,578		77,578		—
Sky Life Contents Fund	45	22.50		4,500		4,997		4,997		—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	20,770,000	21.00		185,274		3,036		24,892		—
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”).	1,800,000	20.17		9,000		7,147		7,147		—
Goodmorning F Co., Ltd. (Note 3)	114,000	19.00		254		1,151		1,151		—
Korea New Realty Development and Construction Co., Ltd. (formerly, “KT Realty Development and Management Co., Ltd.”) (“KNRDC”) (Note 3)	266,000	19.00		506		3,788		3,788		—
Korea Information Data Corp. (“KID”) (Note 3)	760,000	19.00		3,800		13,541		13,541		—

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2007

	Number of shares	Ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
Korea Information Service Corp. (“KIS”) (Note 3)	570,000	19.00		2,850		10,792		10,792	—
Korea Seoul Contact all Co., Ltd. (Note 3)	45,600	19.00		228		271		271	—
Korea Service and Communication Co., Ltd. (Note 3)	45,600	19.00		228		274		274	—
Korea Call Center Co., Ltd. (Note 3)	45,600	19.00		228		266		266	—
TMworld Co., Ltd. (Note 3)	45,600	19.00		228		294		294	—
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 3)	45,600	19.00		228		275		275	—
Exdell Corporation (Notes 3 and 10)	38,000	19.00		190		177		177
Information Technology Service Kangbuk Corporation (Notes 3 and 10)	38,000	19.00		190		190		190	—
Information Technology Solution Nambu Corporation (Notes 3 and 10)	38,000	19.00		190		190		190	—
Information Technology Solution Seobu Corporation (Notes 3 and 10)	38,000	19.00		190		190		190	—
Information Technology Solution Busan Corporation (Notes 3 and 10)	38,000	19.00		190		190		190	—
Information Technology Solution Jungbu Corporation (Notes 3 and 10)	38,000	19.00		190		190		190	—
Information Technology Solution Honam Corporation (Notes 3 and 10)	38,000	19.00		190		190		190	—
Information Technology Solution Daegu Corporation (Notes 3 and 10)	38,000	19.00		190		190		190	—
Mostech Co., Ltd. (Note 3)	200,000	17.93		5,000		316		3,016	—
eNtoB Corp. (Note 2)	500,000	15.63		2,500		3,841		3,841	—
Mongolian Telecommunications (“MTC”)	10,348,111	40.00		3,450		10,020		10,020	41,491

Total			(Won)	4,588,791	(Won)	2,888,015	(Won)	3,411,035

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2006

	Number of shares	Ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
KT Networks Corporation (“KTN”)	2,000,000	100.00	(Won)	29,642	(Won)	50,858	(Won)	50,840	(Won)	—
KT Rental Co., Ltd. (“KTR”)	6,800,000	100.00		34,419		40,623		40,535		—
KT Capital Co., Ltd.	20,200,000	100.00		100,739		99,573		99,573		—
KT Internal Venture Fund No. 2	5,000	94.34		5,000		5,144		5,144		—
KT Linkus Co., Ltd. (“KTL”)	2,941,668	93.82		5,841		7,323		6,875		—
Telecop Service Co., Ltd. (“TSC”)	4,644,376	93.82		45,020		24,810		24,810		—
KT Internal Venture Fund No. 1	140	70.00		14,000		12,862		12,862		—
KT Hitel Co., Ltd. (“KTH”)	22,750,000	65.94		67,780		106,809		107,453		160,615
KT Freetel Co., Ltd. (“KTF”)	102,129,938	52.19		3,820,503		2,249,264		2,765,135		3,038,366
KT Powertel Co., Ltd. (“KTP”)	7,771,418	44.85		55,135		27,653		27,653		—
KT Submarine Co., Ltd. (“KTSC”)	1,617,000	36.92		8,085		18,686		18,686		12,127
Sidus FNH Co.	1,607,900	35.70		19,599		6,101		16,949		—
Olive Nine Co., Ltd. (Notes 3)	8,750,000	19.68		22,000		4,245		22,000		24,238
KT Commerce, Inc. (“KTC”) (Note 2)	266,000	19.00		1,330		929		862		—
Sidus FNH Benex Cinema (Note 2)	40	13.33		4,000		4,013		4,013		—
Korea Telecom America, Inc. (“KTAI”)	6,000	100.00		4,783		2,806		2,806		—
KT China Co., Ltd. (“KTCC”)	—	100.00		1,245		813		813		—
Korea Telecom Philippines, Inc. (“KTPI”)	744,476	100.00		2,481		(81,027)		—		—
Korea Telecom Japan Co., Ltd. (“KTJ”)	12,856	100.00		6,586		(76)		—		—
New Telephone Company (“NTC”)	5,309,189	79.96		33,064		93,581		93,581		—
Korea Telecome Directory Co., Ltd. (“KTD”)	1,360,000	34.00		6,800		7,867		7,867		—
KBSi Co., Ltd.	952,000	32.38		4,760		2,810		2,810		—
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”).	1,800,000	27.95		9,000		9,204		9,204		—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	20,770,000	24.46		185,274		(16,958)		16,455		—
Korea Information Technology Fund	70	23.33		70,000		71,128		71,128		—
Sky Life Contents Fund	45	22.50		4,500		5,050		5,050		—
Goodmorning F Co., Ltd. (Note 3)	114,000	19.00		254		826		826		—
Korea New Realty Development and Construction Co., Ltd. (formerly, “KT Realty Development and Management Co., Ltd.”) (“KNRDC”) (Note 3)	266,000	19.00		506		2,375		2,375		—
Korea Information Data Corp. (“KID”) (Note 3)	760,000	19.00		3,800		12,230		12,230		—
Korea Information Service Corp. (“KIS”) (Note 3)	570,000	19.00		2,850		8,382		8,382		—
Korea Seoul Contact all Co., Ltd. (Note 3)	45,600	19.00		228		228		228		—
Korea Service and Communication Co., Ltd. (Note 3)	45,600	19.00		228		228		228		—
Korea Call Center Co., Ltd. (Note 3)	45,600	19.00		228		228		228		—
TMworld Co., Ltd. (Note 3)	45,600	19.00		228		228		228		—
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 3)	45,600	19.00		228		228		228		—
Mostech Co., Ltd. (Note 3)	200,000	17.93		5,000		715		4,186		—
eNtoB Corp. (Note 2)	500,000	15.63		2,500		3,363		3,363		—
Pivotec Co., Ltd. (Note 3)	150,541	15.60		1,505		6,299		6,299		—
Mongolian Telecommunications (“MTC”)	10,348,111	40.00		3,450		9,321		9,321		—

Total			(Won)	4,582,591	(Won)	2,798,742	(Won)	3,461,226

(Note 1)	KTF purchased 2,979,000 shares of treasury stock for retirement by a charge against its retained earnings. As a result,

64

the Company’s equity ownership interest in KTF increased from 52.19% as of December 31, 2006 to 52.99% as of December 31, 2007, and the resulting difference in the Company’s equity in the investee totaling (Won)14,489 million was included in the increase in equity of associates.

(Note 2)	Although the Company’s ownership in these companies is less than 20%, the ownership percentages including subsidiaries’ ownership in these companies are over 20%. As a result, the Company accounts for these investments using the equity method.
(Note 3)	Although the Company’s ownership in these companies is less than 20%, the Company has significant influence over these companies through the participation in these companies’ various management decisions. As a result, the Company accounts for these investments using the equity method.
(Note 4)	In 2007, Olive Nine Co., Ltd. issued new shares due to the exercise of stock options by its employees and the conversion of convertible bond. As a result, the Company’s ownership interest in Olive Nine Co., Ltd. as of December 31, 2007 decreased from 19.68% to 19.20%, and the resulting difference in the Company’s equity in the investee totaling (Won)203 million was included in the increase in the equity of associates.
(Note 5)	In 2007, the Company purchased 400,000 shares (a 100% ownership interest) of KT FDS Co., Ltd. (formerly “Korea FDS Co., Ltd.) for (Won)9,008 million.
(Note 6)	According to the resolution of the Company’s board of directors on October 25, 2007 KTPI was dissolved as of December 31, 2007 and is expected to be liquidated in 2008.
(Note 7)	In 2007, the Company established KTSC Investment Management B.V. in the Netherlands to manage its investments in certain subsidiaries and purchased 108 shares (a 60% ownership interest) of this company for (Won)15 million.
(Note 8)	In 2007, the Company obtained a 60% ownership interest of Super iMax in Uzbekistan for (Won)1,321 million.
(Note 9)	In 2007, the Company obtained a 51% ownership interest of East Telecom in Uzbekistan for (Won)14,515 million.
(Note 10)	In 2007, the Company obtained a 19% ownership interest of each of these companies for (Won)190 million.
(Note 11)	In 2007, the Company received 56,000 shares of KTFT amounting to (Won)366 million (a 3.85% ownership interest) according to the distribution of residual assets arising from the liquidation of Korea Telecom Venture Fund No. 1.

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Changes in carrying amount resulting from the equity method of accounting for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

2007

	January 1, 2007		Equity in income (loss)		Increase (Decrease) in equity of associates		Other increase (decrease)		December 31, 2007
KTN	(Won)	50,840	(Won)	2,060	(Won)	—	(Won)	—	(Won)	52,900
KTR		40,535		7,672		—		—		48,207
KT Capital Co., Ltd.		99,573		359		111		—		100,043
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”)		—		(1,649)		—		9,008		7,359
KT Internal Venture Fund No. 2 (Note 1)		5,144		61		—		—		5,205
KTL		6,875		1,165		—		—		8,040
TSC		24,810		(13,963)		—		—		10,847
Korea Telecom Venture Fund No. 1 (Note 4)		12,862		(295)		(19)		(12,548)		—
KTH		107,453		2,228		4,722		—		114,403
KTF		2,765,135		(34,563)		(16,227)		(61,278)		2,653,067
KTP		27,653		1,184		—		—		28,837
KTSC		18,686		3,768		(521)		—		21,933
Sidus FNH Co.		16,949		(2,541)		1		—		14,409
Olive Nine Co., Ltd.		22,000		(4,377)		257		—		17,880
KTC		862		406		(4)		—		1,264
Sidus FNH Benex Cinema Investment Fund		4,013		(28)		—		—		3,985
KTFT		—		1,246		11		366		1,623
KTAI		2,806		104		27		—		2,937
KTCC		813		65		68		—		946
KTPI (Note 2)		—		—		—		—		—
KTJ		—		625		205		—		830
NTC (Note 1)		93,581		21,732		11,918		(1,905)		125,326
KTSC Investment Management B.V. (Note 1)		—		—		—		15		15
Super iMax (Note 1)		—		—		—		1,321		1,321
East Telecom (Note 1)		—		—		—		14,515		14,515
KTD (Note 1)		7,867		219		(1)		—		8,085
KBSi Co., Ltd.		2,810		598		—		—		3,408
KITF		71,128		5,531		1,151		(232)		77,578
Sky Life Contents Fund		5,050		(53)		—		—		4,997
KDB (Note 1)		16,455		7,676		761		—		24,892
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”) (Note 1)		9,204		(1,668)		160		(549)		7,147
Goodmorning F Co., Ltd.		826		324		1		—		1,151
KNRDC		2,375		1,413		—		—		3,788
KID		12,230		1,463		—		(152)		13,541
KIS		8,382		2,524		—		(114)		10,792
Korea Seoul Contact all Co., Ltd.		228		43		—		—		271

66

2007

	January 1, 2007		Equity in income (loss)		Increase (Decrease) in equity of associates		Other increase (decrease)		December 31, 2007
Korea Service and Communication Co., Ltd.		228		46		—		—		274
Korea Call Center Co., Ltd.		228		38		—		—		266
TMworld Co., Ltd.		228		66		—		—		294
UMS&C		228		47		—		—		275
Exdell Corporation (Note 1)		—		(13)		—		190		177
Information Technology Service Kangbuk Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Nambu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Seobu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Busan Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Jungbu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Honam Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Daegu Corporation (Note 1)		—		—		—		190		190
Mostech Co., Ltd. (Note 1)		4,186		(1,170)		—		—		3,016
eNtoB Corp.		3,363		471		7		—		3,841
Pivotec Co., Ltd. (Note 3)		6,299		38		(3,359)		(2,978)		—
MTC (Note 1)		9,321		1,233		52		(586)		10,020

	(Won)	3,461,226	(Won)	4,085	(Won)	(679)	(Won)	(53,597)	(Won)	3,411,035

67

2006

	January 1, 2006		Equity in income (loss)		Increase (Decrease) in equity of associates		Other increase (decrease)		December 31, 2006
KTN	(Won)	46,452	(Won)	4,388	(Won)	—	(Won)	—	(Won)	50,840
KTR		44,430		(2,895)		—		(1,000)		40,535
KT Capital Co., Ltd.		—		30		(1,457)		101,000		99,573
KT Internal Venture Fund No. 1		15,012		(2,076)		(6,967)		(5,969)		—
KT Internal Venture Fund No. 2 (Note 1)		5,164		(20)		—		—		5,144
KTL		29,278		4,047		(91)		(26,359)		6,875
TSC		—		(1,692)		143		26,359		24,810
Korea Telecom Venture Fund No. 1 (Note 1)		14,105		(1,360)		117		—		12,862
KTH		106,134		(101)		1,420		—		107,453
KTF		2,556,725		18,794		(114,182)		303,798		2,765,135
KTP		36,065		(8,412)		—		—		27,653

KTSC		21,561		(2,543)		(332)		—		18,686
Sidus FNH Co.		19,599		(2,650)		—		—		16,949
Olive Nine Co., Ltd.		—		—		—		22,000		22,000
KTC		243		611		8		—		862
Sidus FNH Benex Cinema Investment Fund		—		13		—		4,000		4,013
KTAI (Note 1)		2,941		110		(245)		—		2,806
KTCC (Note 1)		827		29		(43)		—		813
KTPI (Note 2)		—		—		—		—		—
KTJ		—		—		—		—		—
NTC (Note 1)		73,870		15,997		5,910		(2,196)		93,581
KTD (Note 1)		6,410		1,456		1		—		7,867
KBSi Co., Ltd.		2,638		174		(2)		—		2,810
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”).		8,891		645		(332)		—		9,204
KDB		28,169		(11,803)		89		—		16,455
KITF		72,002		(876)		266		(264)		71,128
Sky Life Contents Fund (Note 1)		4,915		135		—		—		5,050
Goodmorning F Co., Ltd.		508		315		3		—		826
KTRDM		1,978		530		—		(133)		2,375
KID		10,706		1,676		—		(152)		12,230
KIS		6,803		1,693		—		(114)		8,382
Korea Seoul Contact all Co., Ltd.		—		—		—		228		228
Korea Service and Communication Co., Ltd.		—		—		—		228		228
Korea Call Center Co., Ltd.		—		—		—		228		228
TMworld Co., Ltd.		—		—		—		228		228
UMS&C		—		—		—		228		228
Mostech Co., Ltd. (Note 1)		—		(972)		—		5,158		4,186
eNtoB Corp. (Note 1)		3,150		213		—		—		3,363
Pivotec Co., Ltd. (Note 1)		3,165		(462)		3,596		—		6,299
KTICC		413		34		—		(447)		—
Bank Town Co., Ltd.		572		—		7		(579)		—
MTC (Note 1)		8,586		1,647		(330)		(582)		9,321

	(Won)	3,131,312	(Won)	16,675	(Won)	(112,421)	(Won)	425,660	(Won)	3,461,226

68

(Note 1)	These securities were accounted for using the equity method of accounting based on unaudited financial statements as of and for the year ended December 31, 2007 as the audited financial statements on these companies could not be obtained by the Company’s year-end closing. In order to verify the reliability of such unaudited financial statements, the Company has performed the following procedures and found no significant exceptions:

i)	Obtain the unaudited financial statements signed by the investee’s chief executive officer and statutory auditor.

ii)	Identified whether the major transactions or accounting events, including those disclosed to public by the investee, which were acknowledged by the Company are properly reflected in the unaudited financial statements.

iii)	Identify the major accounting issues under discussion between the investee and its external auditors and the investee’s plan to resolve such issues.

iv)	Analyze the effect of potential difference between the unaudited and audited financial statements.

(Note 2)	The Company discontinued the equity method of accounting since the book value of the investment in KTPI is below zero due to accumulated deficit.
(Note 3)	As the Company lost significant influence on investment in equity securities of Pivotec Co., Ltd., during the three months ended March 31, 2007, such securities were transferred to available-for-sale securities and during the three months ended June 30, 2007, the available-for-sale securities were disposed of and the Company recognized a loss on disposal of available-for-sale securities amounting to (Won)520 million.
(Note 4)	Korea Telecom Venture Fund No. 1 was liquidated on August 28, 2007.

Changes in investment differences from equity method investment securities for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007								2006
Affiliate	January 1, 2007		Increase		Amortization		December 31, 2007		January 1, 2006		Increase		Amortization		December 31, 2006
KT FDS Co., Ltd.	(Won)	—	(Won)	5,772	(Won)	866	(Won)	4,906	(Won)	—	(Won)	—	(Won)	—	(Won)	—
KTF		512,625		—		154,459		358,166		695,139		—		182,514		512,625
Sidus FNH Co.		10,848		—		2,712		8,136		13,560		—		2,712		10,848
Olive Nine Co., Ltd.		17,755		—		3,551		14,204		—		17,755		—		17,755
NTC		—		—		—		—		(658)		—		(658)		—
Super iMax		—		1,320		—		1,320		—		—		—		—
East Telecom		—		4,277		—		4,277		—		—		—		—
KDB		33,413		—		11,557		21,856		44,551		—		11,138		33,413
Mostech Co., Ltd.		3,471		—		771		2,700		—		3,857		386		3,471

	(Won)	578,112	(Won)	11,369	(Won)	173,916	(Won)	415,565	(Won)	752,592	(Won)	21,612	(Won)	196,092	(Won)	578,112

69

Details of unrealized gains (losses) arising from intercompany transactions, which are eliminated, as of December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007						2006
Company	Inventories		Property and equipment and intangible assets		Total		Inventories		Property and equipment and intangible assets		Total
KTN	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	18	(Won)	18
KTR		108		—		108		88		—		88
KTL		—		96		96		—		448		448
KTH		—		(321)		(321)		—		(644)		(644)
KTF		2,035		2,679		4,714		914		(4,160)		(3,246)
KTC		—		41		41		—		67		67
KTFT		450		—		450		—		—		—

	(Won)	2,593	(Won)	2,495	(Won)	5,088	(Won)	1,002	(Won)	(4,271)	(Won)	(3,269)

Cumulative changes in the Company’s equity in net asset value of the investees not recognized due to the discountinuance of the equity method of accounting as of December 31, 2007 and 2006 are as follows (in millions of Korean won):

	December 31, 2007		December 31, 2006
KTPI (Note 1)	(Won)	—	(Won)	(81,027)
KTJ		—		(76)

Total	(Won)	—	(Won)	(81,103)

(Note 1)	KTPI was dissolved as of December 31, 2007 and is expected to be liquidated in 2008. While the changes in the Company’s equity not reflected but to the book value of the investment securities being zero amounted to (Won)112,543 million as of December 31, 2007, the outflow of the Company’s resources is not anticipated for such losses in the future, and accordingly, the accumulated losses of KTPI not reflected in the Company’s investment securities as of December 31, 2007 is nil.

The condensed financial information of the investees as of and for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won) :

2007

	Total assets		Total liabilities		Revenue		Net income (loss)
KTN	(Won)	154,739	(Won)	101,946	(Won)	337,819	(Won)	2,005
KTR		331,082		282,767		119,659		7,692
KT Capital Co., Ltd.		630,173		530,130		31,154		359
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”)		11,364		8,911		25,353		(1,434)
KT Internal Venture Fund No. 2		5,578		60		133		65
KTL		76,704		68,102		96,942		866
TSC		97,687		86,163		128,297		(14,922)
KTH		194,822		21,819		122,890		3,868
KTF		7,460,705		3,121,265		7,293,321		244,144

70

2007

	Total assets		Total liabilities		Revenue		Net income (loss)
KTP		157,581		93,277		106,903		2,640
KTSC		68,980		9,677		33,236		10,168
Sidus FNH Co.		27,439		9,868		22,603		478
Olive Nine Co., Ltd.		41,588		22,437		35,173		(4,305)
KTC		19,957		13,093		39,432		1,997
Sidus FNH Benex Cinema Investment Fund		30,043		151		1,150		(209)
KTFT		164,591		110,714		455,996		2,645
KTAI		5,162		2,226		7,542		104
KTCC		1,002		56		1,588		65
KTPI		208		112,751		20		(13,481)
KTJ		4,671		3,841		5,219		864
NTC		172,679		15,951		106,591		27,177
KTSC Investment Management B.V.		25		—		—		—
Super iMax		1		—		—		—
East Telecom		25,388		5,313		9,345		—
KTD		62,967		39,190		43,570		643
KBSi Co., Ltd.		18,429		7,904		26,227		1,845
KITF		332,476		—		33,644		22,712
Sky Life Contents Fund		22,716		505		469		(236)
KDB		513,708		341,515		387,393		38,199
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”)		35,609		173		3,979		(7,690)
Goodmorning F Co., Ltd.		16,988		10,927		56,842		1,707
KNRDC		46,034		26,100		62,074		7,435
KID		99,632		28,363		194,977		7,862
KIS		82,373		25,571		143,024		13,409
Korea Seoul Contact all Co., Ltd.		4,989		3,565		37,876		224
Korea Service and Communication Co., Ltd.		4,150		2,708		31,015		243
Korea Call Center Co., Ltd.		4,070		2,671		27,523		199
TMworld Co., Ltd.		3,799		2,371		26,995		348
UMS&C		4,255		2,808		26,691		247
Exdell Corporation		1,020		90		200		(70)
Information Technology Service Kangbuk Corporation		1,000		—		—		—
Information Technology Solution Nambu Corporation		1,000		—		—		—
Information Technology Solution Seobu Corporation		1,000		—		—		—
Information Technology Solution Busan Corporation		1,000		—		—		—
Information Technology Solution Jungbu Corporation		1,000		—		—		—
Information Technology Solution Honam Corporation		1,000		—		—		—
Information Technology Solution Daegu Corporation		1,000		—		—		—
Mostech Co., Ltd.		7,501		5,735		19,879		(2,222)
eNtoB Corp.		64,311		39,728		563,278		3,014
MTC		32,149		7,100		28,229		3,081

	(Won)	11,046,345	(Won)	5,167,542	(Won)	10,694,251	(Won)	361,736

71

2006

	Total assets		Total liabilities		Revenue		Net income (loss)
KTN	(Won)	143,964	(Won)	93,175	(Won)	300,392	(Won)	4,319
KTR		344,319		303,696		144,275		(2,807)
KT Capital Co., Ltd.		99,965		392		504		29
KT Internal Venture Fund No. 2		5,563		110		191		(21)
KTL		81,865		74,129		209,562		4,002
TSC		93,545		67,099		14,890		(1,804)
Korea Telecom Venture Fund No. 1		18,513		139		—		(1,945)
KTH		189,939		27,964		120,854		334
KTF		8,068,028		3,757,996		6,527,730		411,702
KTP		197,494		135,830		96,363		(18,759)
KTSC		59,412		8,866		37,181		(6,769)
Sidus FNH Co.		25,002		7,911		38,859		175
Olive Nine Co., Ltd.		43,580		22,013		27,968		(10,924)
KTC		37,390		32,500		44,036		3,163
Sidus FNH Benex Cinema Investment Fund		30,178		77		178		101
KTAI		4,777		1,971		6,485		111
KTCC		824		11		3,147		156
KTPI		214		81,243		—		(22,711)
KTJ		3,707		3,783		4,622		430
NTC		133,278		16,249		90,782		19,621
KTD		59,467		36,330		44,370		4,281
KBSi Co., Ltd.		15,238		6,559		22,634		537
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”).		34,155		1,223		6,277		2,309
KDB		514,971		452,695		393,905		3,553
KITF		304,833		—		9,124		(3,486)
Sky Life Contents Fund		22,785		339		777		601
Goodmorning F Co., Ltd.		11,542		7,194		58,311		1,725
KTRDM		31,523		19,024		62,968		2,786
KID		97,633		33,265		179,190		8,982
KIS		67,898		23,784		132,754		9,033
Korea Seoul Contact all Co., Ltd.		1,200		—		—		—
Korea Service and Communication Co., Ltd.		1,200		—		—		—
Korea Call Center Co., Ltd.		1,200		—		—		—
TMworld Co., Ltd.		1,200		—		—		—
UMS&C		1,200		—		—		—
Mostech Co., Ltd.		8,005		4,120		8,473		(5,088)
eNtoB Corp.		63,032		41,508		336,187		1,362
Pivotec Co., Ltd.		59,189		18,813		44,037		(3,962)
MTC		26,675		3,374		28,568		4,119

	(Won)	10,904,503	(Won)	5,283,382	(Won)	8,995,594	(Won)	405,155

72

8.	PROPERTY AND EQUIPMENT

a.	Changes in property and equipment for the years ended December 31, 2007 and 2006 are as follows: (in millions of Korean won)

2007

	January 1, 2007		Acquisition cost (including capital expenditures)		Disposal		Depreciation		Impairment loss		Others (Note 1)		December 31, 2007
Land (Note 2)	(Won)	1,060,530	(Won)	16	(Won)	(3,211)	(Won)	—	(Won)	—	(Won)	46,144	(Won)	1,103,479
Buildings (Note 2)		2,913,906		21		(9,194)		(125,603)		—		142,458		2,921,588
Structures		171,845		—		(569)		(15,722)		—		12,577		168,131
Machinery		5,806,329		21,723		(96,744)		(1,776,575)		(4,447)		1,870,476		5,820,762
Vehicles		5,559		—		(46)		(2,497)		—		1,146		4,162
Others		182,042		27,404		(675)		(114,422)		—		81,777		176,126
Construction-in-progress		257,873		2,173,293		—		—		—		(2,176,796)		254,370

	(Won)	10,398,084	(Won)	2,222,457	(Won)	(110,439)	(Won)	(2,034,819)	(Won)	(4,447)	(Won)	(22,218)	(Won)	10,448,618

2006

	January 1, 2006		Acquisition cost (including capital expenditures)		Disposal		Depreciation		Others (Note 1)		December 31, 2006
Land (Note 2)	(Won)	1,040,617	(Won)	220	(Won)	(9,296)	(Won)	—	(Won)	28,989	(Won)	1,060,530
Buildings (Note 2)		2,889,823		—		(19,574)		(123,145)		166,802		2,913,906
Structures		171,482		—		(713)		(14,562)		15,638		171,845
Machinery		5,866,420		14,351		(47,090)		(1,819,588)		1,792,236		5,806,329
Vehicles		7,321		868		(29)		(3,329)		728		5,559
Others		149,044		47,990		(1,914)		(99,527)		86,449		182,042
Construction-in-progress		286,816		2,110,561		—		—		(2,139,504)		257,873

	(Won)	10,411,523	(Won)	2,173,990	(Won)	(78,616)	(Won)	(2,060,151)	(Won)	(48,662)	(Won)	10,398,084

(Note 1)	Others mainly consist of the transfers from construction-in-progress to machinery, increase in contribution for construction and reclassifications.
(Note 2)	Certain portion of lands and buildings were pledged as collateral relating to lease contracts. The maximum pledged amount as of December 31, 2007 was (Won)57,094 million.

73

9.	STANDARD VALUE OF LAND

The standard value of land declared by the government as of December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007				2006
	Book value		Standard value		Book value		Standard value
Metropolitan district (including the head office)	(Won)	597,041	(Won)	3,555,541	(Won)	555,567	(Won)	3,184,569
Busan district		106,726		455,810		105,286		456,528
Jeonnam district		91,997		225,623		91,766		225,924
Daegu district		117,920		315,398		119,062		300,900
Chungnam district		49,695		181,661		49,048		180,746
Jeonbuk district		48,192		113,220		48,082		115,115
Kangwon district		44,970		97,931		44,672		95,320
Chungbuk district		31,430		99,375		31,473		96,021
Jeju district		15,508		32,651		15,574		32,851

	(Won)	1,103,479	(Won)	5,077,210	(Won)	1,060,530	(Won)	4,687,974

10.	CONTRIBUTION FOR CONSTRUCTION

Changes in contribution for construction which was used in the acquisition of property and equipment for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

2007

	January 1, 2007		Increase		Decrease		Transfer		December 31, 2007
Buildings	(Won)	2,732	(Won)	—	(Won)	(1,337)	(Won)	911	(Won)	2,306
Structures		1,402		—		(170)		285		1,517
Machinery		98,371		—		(43,037)		55,977		111,311
Others		1,490		—		(1,038)		1,085		1,537
Construction-in-progress		70,163		76,625		—		(58,258)		88,530

Total	(Won)	174,158	(Won)	76,625	(Won)	(45,582)	(Won)	—	(Won)	205,201

2006

	January 1, 2006		Increase		Decrease		Transfer		December 31, 2006
Buildings	(Won)	2,797	(Won)	—	(Won)	(105)	(Won)	40	(Won)	2,732
Structures		520		—		(65)		947		1,402
Machinery		92,232		—		(37,457)		43,596		98,371
Others		1,053		—		(800)		1,237		1,490
Construction-in-progress		49,615		66,368		—		(45,820)		70,163

Total	(Won)	146,217	(Won)	66,368	(Won)	(38,427)	(Won)	—	(Won)	174,158

74

11.	INTANGIBLE ASSETS

(1)	Changes in intangible assets for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

2007

	January 1, 2007		Increase		Amortization		Impairment loss		Others		December 31, 2007
Development costs	(Won)	193,544	(Won)	111,401	(Won)	(102,662)	(Won)	—	(Won)	(485)	(Won)	201,798
Software		87,954		24,353		(25,431)		—		(13)		86,863
Industrial rights		4,342		1,389		(972)		—		—		4,759
Frequency usage rights		113,031		—		(21,889)		—		—		91,142
Others		71,911		5,019		(10,245)		(7,066)		(4,443)		55,176

	(Won)	470,782	(Won)	142,162	(Won)	(161,199)	(Won)	(7,066)	(Won)	(4,941)	(Won)	439,738

2006

	January 1, 2006		Increase		Amortization		Others		December 31, 2006
Development costs	(Won)	173,292	(Won)	100,612	(Won)	(79,883)	(Won)	(477)	(Won)	193,544
Software		70,832		38,849		(21,525)		(202)		87,954
Industrial rights		4,412		845		(915)		—		4,342
Frequency usage rights		125,800		—		(12,769)		—		113,031
Others		68,762		10,434		(6,513)		(772)		71,911

	(Won)	443,098	(Won)	150,740	(Won)	(121,605)	(Won)	(1,451)	(Won)	470,782

(2)	The components of intangible assets as of December 31, 2007 and 2006 are as follows (in millions of Korean won):

2007

	Acquisition cost		Accumulated amortization		Accumulated impairment loss		Book value
Development costs	(Won)	559,303	(Won)	(357,505)	(Won)	—	(Won)	201,798
Software		192,311		(105,448)		—		86,863
Industrial rights		12,375		(7,616)		—		4,759
Frequency usage rights		125,800		(34,658)		—		91,142
Others		132,035		(69,793)		(7,066)		55,176

	(Won)	1,021,824	(Won)	(575,020)	(Won)	(7,066)	(Won)	439,738

2006

	Acquisition cost		Accumulated amortization		Book value
Development costs	(Won)	454,074	(Won)	(260,530)	(Won)	193,544
Software		168,097		(80,143)		87,954
Industrial rights		10,987		(6,645)		4,342
Frequency usage rights		125,800		(12,769)		113,031
Others		132,860		(60,949)		71,911

	(Won)	891,818	(Won)	(421,036)	(Won)	470,782

The Company’s research and ordinary development expenses amounted to (Won)260,445 million and (Won)273,969 million for the years ended December 31, 2007 and 2006, respectively.

12.	PRESENT VALUE OF ASSETS AND LIABILITIES

Assets and liabilities measured at present value as of December 31, 2007 and 2006 are as follows (in millions of Korean won):

75

2007

Accounts	Discount rate	Collection period	Nominal value		Present value		Discount
Accounts receivable—trade	5.68~7.04%	2008	(Won)	32,258	(Won)	30,898	(Won)	1,360
Accounts receivable—other	5.38~8.85%	2008		18,738		17,718		1,020
Long-term accounts receivable—trade	5.68~7.04%	2009~2025		62,624		41,704		20,920
Long-term accounts receivable—other	5.38~8.85%	2009~2011		38,438		36,171		2,267

2006

Accounts	Discount rate	Collection period	Nominal value		Present value		Discount
Accounts receivable—trade	5.83~7.04%	2007	(Won)	46,649	(Won)	43,357	(Won)	3,292
Accounts receivable—other	5.83~8.85%	2007		40,575		39,721		854
Long-term accounts receivable—trade	5.83~7.04%	2008~2025		67,971		47,246		20,725
Long-term accounts receivable—other	5.83~8.85%	2008~2009		8,003		7,862		141

76

13.	LONG-TERM DEBT

a.	Bonds

Bonds as of December 31, 2007 and 2006 are summarized as follows (in thousands of U.S. dollars and millions of Korean won):

2007

	Issue date	Amount		Maturity	Repayment method	Interest rate per annum
MTNP notes (Note 1)	6/24/2004	(Won)	562,920	6/24/2014	Payable in full at maturity	5.88%
		USD	(600,000)
MTNP notes (Note 1)	9/7/2004	(Won)	93,820	9/7/2034	Payable in full at maturity	6.50%
		USD	(100,000)
MTNP notes (Note 1)	7/15/2005	(Won)	375,280	7/15/2015	Payable in full at maturity	4.88%
		USD	(400,000)
MTNP notes (Note 1)	5/3/2006	(Won)	187,640	5/3/2016	Payable in full at maturity	5.88%
		USD	(200,000)
Yankee bonds	4/11/2007	(Won)	187,640	4/11/2012	Payable in full at maturity	5.13%
		USD	(200,000)
The 130th Public bond	1/19/2001	(Won)	50,000	1/19/2008	Payable in full at maturity	7.28%
The 132nd Public bond	2/9/2001		70,000	2/9/2011	Payable in full at maturity	7.68%
The 133rd Public bond	2/12/2001		50,000	2/12/2008	Payable in full at maturity	6.78%
The 138th Public bond	2/28/2001		100,000	2/28/2008	Payable in full at maturity	7.45%
The 154th Public bond	7/31/2002		220,000	7/31/2009	Payable in full at maturity	6.70%
The 156th Public bond	9/30/2002		180,000	9/30/2009	Payable in full at maturity	6.35%
The 158th Public bond	4/30/2003		220,000	4/30/2008	Payable in full at maturity	5.29%
The 159th Public bond	10/27/2003		300,000	10/27/2013	Payable in full at maturity	5.39%
The 160th Public bond	11/24/2003		200,000	11/24/2010	Payable in full at maturity	5.45%
The 161st Public bond	12/23/2003		230,000	12/23/2010	Payable in full at maturity	5.61%
The 162nd Public bond	2/27/2004		320,000	2/27/2011	Payable in full at maturity	5.52%
The 163rd Public bond	3/30/2004		170,000	3/30/2014	Payable in full at maturity	5.51%
The 164th Public bond	6/21/2004		260,000	6/21/2011	Payable in full at maturity	5.22%
The 165-1st Public bond	8/26/2004		130,000	8/26/2011	Payable in full at maturity	4.22%
The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	Payable in full at maturity	4.44%
The 166-1st Public bond	3/21/2005		220,000	3/21/2010	Payable in full at maturity	4.37%
The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	Payable in full at maturity	4.57%
The 167-1st Public bond	4/20/2005		100,000	4/20/2012	Payable in full at maturity	4.59%
The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	Payable in full at maturity	4.84%
The 168-1st Public bond	6/21/2005		240,000	6/21/2012	Payable in full at maturity	4.43%
The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	Payable in full at maturity	4.66%
The 169th Public bond	4/3/2007		140,000	4/3/2012	Payable in full at maturity	5.01%

Total		(Won)	5,037,300
Less current portion (not including discounts on bonds of (Won)62 million)			(420,000)

Long-term portion			4,617,300
Less discount on bonds			(28,012)

Net		(Won)	4,589,288

77

2006

	Issue date	Amount		Maturity	Repayment method	Interest rate per annum
Yankee bonds	4/9/1997	(Won)	185,920	4/15/2007	Payable in full at maturity	7.63%
		USD	(200,000)
MTNP notes (Note 1)	6/24/2004	(Won)	557,760	6/24/2014	Payable in full at maturity	5.88%
		USD	(600,000)
MTNP notes (Note 1)	9/7/2004	(Won)	92,960	9/7/2034	Payable in full at maturity	6.50%
		USD	(100,000)
MTNP notes (Note 1)	7/15/2005	(Won)	371,840	7/15/2015	Payable in full at maturity	4.88%
		USD	(400,000)
MTNP notes (Note 1)	5/3/2006	(Won)	185,920	5/3/2016	Payable in full at maturity	5.88%
		USD	(200,000)
The 94th Public bond	7/25/2000	(Won)	100,000	7/25/2007	Payable in full at maturity	9.02%
The 95th Public bond	7/26/2000		50,000	7/26/2007	Payable in full at maturity	9.02%
The 124th Public bond	12/26/2000		50,000	12/26/2007	Payable in full at maturity	7.89%
The 130th Public bond	1/19/2001		50,000	1/19/2008	Payable in full at maturity	7.28%
The 132nd Public bond	2/9/2001		70,000	2/9/2011	Payable in full at maturity	7.68%
The 133rd Public bond	2/12/2001		50,000	2/12/2008	Payable in full at maturity	6.78%
The 138th Public bond	2/28/2001		100,000	2/28/2008	Payable in full at maturity	7.45%
The 153rd Public bond	6/21/2002		100,000	6/21/2007	Payable in full at maturity	6.00%
The 154th Public bond	7/31/2002		220,000	7/31/2009	Payable in full at maturity	6.70%
The 155th Public bond	9/18/2002		100,000	9/18/2007	Payable in full at maturity	6.23%
The 156th Public bond	9/30/2002		180,000	9/30/2009	Payable in full at maturity	6.35%
The 157th Public bond	11/25/2002		100,000	11/25/2007	Payable in full at maturity	5.74%
The 158th Public bond	4/30/2003		220,000	4/30/2008	Payable in full at maturity	5.29%
The 159th Public bond	10/27/2003		300,000	10/27/2013	Payable in full at maturity	5.39%
The 160th Public bond	11/24/2003		200,000	11/24/2010	Payable in full at maturity	5.45%
The 161st Public bond	12/23/2003		230,000	12/23/2010	Payable in full at maturity	5.61%
The 162nd Public bond	2/27/2004		320,000	2/27/2011	Payable in full at maturity	5.52%
The 163rd Public bond	3/30/2004		170,000	3/30/2014	Payable in full at maturity	5.51%
The 164th Public bond	6/21/2004		260,000	6/21/2011	Payable in full at maturity	5.22%
The 165-1st Public bond	8/26/2004		130,000	8/26/2011	Payable in full at maturity	4.22%
The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	Payable in full at maturity	4.44%
The 166-1st Public bond	3/21/2005		220,000	3/21/2010	Payable in full at maturity	4.37%
The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	Payable in full at maturity	4.57%
The 167-1st Public bond	4/20/2005		100,000	4/20/2012	Payable in full at maturity	4.59%
The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	Payable in full at maturity	4.84%
The 168-1st Public bond	6/21/2005		240,000	6/21/2012	Payable in full at maturity	4.43%
The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	Payable in full at maturity	4.66%

Total		(Won)	5,384,400
Current portion (not including discounts on bonds of (Won)538 million)			(685,920)

Long-term portion			4,698,480
Less discount on bonds			(29,136)

Net		(Won)	4,669,344

(Note 1)	As of December 31, 2007, the Company has issued notes in the amount of USD 1,300 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allows issuance of notes up to USD 2,000 million and the unused balance under the program is USD 700 million.

78

b.	Long-term Borrowings

Long-term borrowings as of December 31, 2007 and 2006 are as follows (in millions of Korean won):

	Maturity date	Interest rate per annum	2007		2006
Informatization Promotion Fund	3/15/2007	4.22%	(Won)	—	(Won)	992
	3/15/2008	4.72%		2,200		11,000
	12/15/2008	4.72%		2,867		5,733
	3/15/2009	5.22%		9,500		17,100
	3/15/2010	5.38%		7,500		10,000
	6/15/2010	5.38%		5,050		6,060
	6/15/2012	5.39%		11,820		—
Inter-Korean Cooperation Fund	7/11/2026	2.00%		1,920		1,920
	7/11/2026	2.00%		1,847		1,847
	7/11/2026	2.00%		1,098		—
	7/11/2026	2.00%		800		—

Total				44,602		54,652
Current portion				(18,020)		(23,768)

			(Won)	26,582	(Won)	30,884

Above Informatization Promotion Funds are repayable in installments for three years after two year grace period and Inter-Korean Cooperation Fund is repayable in installments for thirteen years after seven year grace period.

c.	Repayment Schedule

Repayment schedule of the Company’s long-term debt as of December 31, 2007 is as follows (in millions of Korean won):

	Bonds
Year ending December 31,	In local currency		In foreign currency		Sub total		Borrowings in local currency		Total
2008	(Won)	420,000	(Won)	—		420,000	(Won)	18,020	(Won)	438,020
2009		400,000		—		400,000		9,223		409,223
2010		650,000		—		650,000		5,784		655,784
2011		780,000		—		780,000		3,940		783,940
2012		580,000		187,640		767,640		1,970		769,610
Thereafter		800,000		1,219,660		2,019,660		5,665		2,025,325

Total	(Won)	3,630,000	(Won)	1,407,300	(Won)	5,037,300	(Won)	44,602	(Won)	5,081,902

79

14.	PROVISIONS

Changes in provisions for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

2007

	January 1, 2007		Increase		Decrease				December 31, 2007
					Reversal		Use
Current portion:
Litigation (Note 1)	(Won)	4,991	(Won)	34,269	(Won)	(4,970)	(Won)	(1,441)	(Won)	32,849
KT members point (Note 2)		1,402		1,600		—		(1,251)		1,751
Provision for loss from system integration (“SI”) business (Note 3)		—		2,294		—		—		2,294

Sub total		6,393		38,163		(4,970)		(2,692)		36,894

Non-current portion:
Call bonus points (Note 4)		72,693		—		(44,097)		(8,509)		20,087
Let’s 010 call bonus points (Note 5)		1,494		—		(829)		(75)		590

Sub total		74,187		—		(44,926)		(8,584)		20,677

Total	(Won)	80,580	(Won)	38,163	(Won)	(49,896)	(Won)	(11,276)	(Won)	57,571

2006

	January 1, 2006		Increase		Decrease				December 31, 2006
					Reversal		Use
Current portion:
Litigation (Note 1)	(Won)	8,575	(Won)	5,870	(Won)	(7,184)	(Won)	(2,270)	(Won)	4,991
KT members point (Note 2)		1,399		1,537		—		(1,534)		1,402

Sub total		9,974		7,407		(7,184)		(3,804)		6,393

Non-current portion:
Call bonus points (Note 4)		59,038		20,487		—		(6,832)		72,693
Let’s 010 call bonus points (Note 5)		15,529		—		(13,235)		(800)		1,494

Sub total		74,567		20,487		(13,235)		(7,632)		74,187

Total	(Won)	84,541	(Won)	27,894	(Won)	(20,419)	(Won)	(11,436)	(Won)	80,580

80

(Note 1)	The amount recognized as the litigation provision is the estimate of payments required to settle the obligation.
(Note 2)	The Company recorded provisions for the KT members points, for VIP customers of the fixed-line or mobile telephone users who are entitled to receive certain goods and other benefits up to (Won)25,000 per person.
(Note 3)	The estimated losses on the SI business in progress were recognized as the provision.
(Note 4)	The amount recognized as the call bonus points represents the estimate of payments for call bonus points which are provided to fixed-line customers based on the usage of the services. Once certain criteria are met, customers are entitled to receive certain goods and other benefits from the Company. Such provision is reviewed at each balance sheet date and adjusted to reflect the current best estimate when new estimates are necessary as a result of changes in circumstances, which were used as the bases for such estimates, or an acquisition of new information or additional experience on the usage rate, the expiration of points and others.
(Note 5)	The Company recorded provision for the Let’s 010 (KT-PCS) call bonus points provided to its PCS subscribers who are entitled to receive certain goods and other benefits from the Company.

15.	LEASE

a.	Capital Lease

Property and equipment acquired through capital lease agreements with KT Rental and other as of December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007		2006
Acquisition cost	(Won)	137,516	(Won)	85,205
Accumulated depreciation		(64,857)		(35,613)

Net balance	(Won)	72,659	(Won)	49,592

Depreciation	(Won)	29,498	(Won)	19,605

81

Annual future lease payments of such leases as of December 31, 2007 are as follows (in millions of Korean won):

Year ending December 31,	Lease payment
2008	(Won)	36,085
2009		30,138
2010		21,027
2011		13,830
2012		6,981

Total		108,061
Less amounts representing interest		(14,555)

Principal amount		93,506
Less current portion		(29,638)

Net	(Won)	63,868

b.	Operating Lease

The Company maintains operating lease agreements with KT Rental and others for vehicles and machinery. Annual future lease payments under the operating leases at December 31, 2007 are as follows (in millions of Korean won):

Year ending December 31,	Lease payment
2008	(Won)	31,163
2009		16,061
2010		5,532
2011		2,569

Total	(Won)	55,325

Operating lease expenses incurred for the year ended December 31, 2007 amounted to (Won)43,477 million.

16.	REFUNDABLE DEPOSITS FOR TELEPHONE INSTALLATION

Through December 15, 1998, the Company received deposits for telephone installation in accordance with the Korea Public Telecommunication Business Law. Such deposits (which are reflected as a liability) are to be refunded without interest to the telephone subscribers upon termination of service.

Beginning on December 15, 1998, the Company allowed customers to choose between alternative plans for basic telephone service. Under such plans, customers were permitted the option to either place fully refundable deposits or pay a reduced non-refundable service initiation fee. Effective April 15, 2001, all new customers are required to pay a non-refundable service initiation fee.

82

17.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies as of December 31, 2007 and 2006 are summarized as follows (in thousands of foreign currencies and millions of Korean won):

	2007				2006
	Foreign currencies		Korean won equivalent		Foreign currencies		Korean won equivalent
Assets:
Cash and cash equivalents	USD	16,014	(Won)	15,024	USD	19,648	(Won)	18,265
Short-term investment assets	USD	15,327		14,380	USD	15,327		14,248
Accounts receivable – trade	USD	160,190		150,290	USD	153,123		142,344
	SDR	19,033		28,187	SDR	20,923		29,236
	EUR	286		395	EUR	92		113
Accounts receivable – other	USD	461		433	USD	16,012		14,885
Guarantee deposits received	USD	557		523		—		—

Total assets	USD	192,549			USD	204,110
	SDR	19,033			SDR	20,923
	EUR	286	(Won)	209,232	EUR	92	(Won)	219,091

	2007				2006
	Foreign currencies		Won equivalent		Foreign currencies		Won equivalent
Liabilities:
	USD	154,921	(Won)	145,347	USD	135,725	(Won)	126,171
Accounts payable – trade	SDR	16,350		24,213	SDR	19,202		26,832
	EUR	123		170	EUR	123		150
	AUD	112		92		—		—
Bonds (par value)	USD	1,500,000		1,407,300	USD	1,500,000		1,394,400

	USD	1,654,921			USD	1,635,725
	SDR	16,350			SDR	19,202
	EUR	123			EUR	123
Total liabilities	AUD	112	(Won)	1,577,122		—	(Won)	1,547,553

18.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	The list of subsidiaries of the Company as of December 31, 2007 is as follows:

Type of control	Subsidiaries
Direct control	KTF, KTH, KTSC, KTP, KTN, KTL, TSC, KTR, KT Capital Co., Ltd., Sidus FNH Co., Olive Nine Co., Ltd., KT FDS Co., Ltd.(formerly, “Korea FDS Co., Ltd.”), KT Internal Venture Fund No.2, Sidus FNH Benex Cinema Investment Fund, KTAI, NTC, KTJ, KTCC, KTSC Investment Management B.V., Super iMAX and East Telecom

Indirect control through KTF	KTFT, KTF MHows, KTF M&S, PT.KTF Indonesia, Bluecord Technology and Doremi media

Indirect control through KTH	KTC

83

b.	Significant account balances with related parties as of December 31, 2007 and 2006 are summarized as follows (in millions of Korean won):

Related party	Account	2007		2006
Subsidiary:
KTF	Receivables	(Won)	47,850	(Won)	85,421
	Payables		188,701		146,470
	Key money deposits received		23,988		29,902
KTH	Receivables		777		309
	Accrued expenses		12,943		14,775
KTN	Receivables		7,351		13,314
	Payables		45,508		49,166
KTL	Receivables		681		122
	Payables		20,408		16,925
KTFT	Receivables		629		22
	Payables		13,010		16,174
KTC	Receivables		1,844		3,155
	Payables		15,298		22,949
KTR	Receivables		1,077		42
	Payables		58,912		33,506
KTPI	Receivables		—		14,885
Others	Receivables		4,713		7,249
	Payables		12,252		3,469

Equity method investee:
KDB	Receivables		6,944		28,678
	Payables		7,682		1,141
KID	Receivables		1,074		2,901
	Payables		15,763		16,136
KTRDM	Receivables		33		437
	Payables		11,486		18,789
KIS	Receivables		18		2,390
	Payables		12,211		11,969
Pivotec Co., Ltd. (Note 1)	Receivables		—		1
	Payables		—		7,172
Goodmorning F Co., Ltd.	Payables		8,267		8,104
eNtoB Corp.	Payables		17,198		23,283
Korea Seoul Contact all Co., Ltd.	Payables		3,482		—
Korea Service and Communication Co., Ltd.	Payables		2,768		—
Korea Call Center Co., Ltd.	Payables		2,395		—
TMworld Co., Ltd.	Payables		2,364		—
UMS&C	Payables		2,582		—
Other	Receivables		14		35
	Payables		1,110		705

Total	Receivables	(Won)	73,005	(Won)	158,961

	Payables	(Won)	478,328	(Won)	420,635

(Note 1)	As the Company lost significant influence over Pivotec Co., Ltd., during the three months ended March 31, 2007, such securities were reclassified into available-for-sale securities and during the three months ended June 30, 2007 the available-for-sale securities were disposed of.

84

The Company’s major transactions with related parties in relation to above receivables or payables as of December 31, 2007 are as follows:

Relationship	Company	Transactions
Direct subsidiary	KTF	Purchase of PCS network capacities for PCS service resale and other
	KTH	Purchase of system integration services for wireless broadband platform and other
	KTN	Purchase of network maintenance and other
	KTL	Purchase of public telephone maintenance and other
	KTR	Lease of machinery and vehicles
Indirect subsidiary through KTF	KTFT	Purchase of PCS handsets
Indirect subsidiary through KTH	KTC	Purchase of supplies related to KT mall
Equity method investee	KDB	Broadcasting equipment leases and sales
	KIS	Purchase of 114 call center operation and other
	KID	Purchase of 114 call center operation and other
	eNtoB	Purchase of supplies for maintenance, repair and operation
	Korea Seoul Contact all Co., Ltd., Korea Service and Communication Co., Ltd., Korea Call Center Co., Ltd., TMworld Co., Ltd. and UMS&C	Purchase of 100 call center operation and other

c.	Significant transactions with related parties for the years ended December 31, 2007 and 2006 are summarized as follows (in millions of Korean won):

Related party	Transactions	Account	2007		2006
Subsidiary:
KTF	Leased line charges and other	Operating revenue	(Won)	451,668	(Won)	424,512
	Purchase of PCS networks and other	Operating expense		761,299		730,399
KTH	Leased line charges and other	Operating revenue		5,071		3,493
	Commission and other	Operating expense		46,510		41,020
KTN	Leased line charges and other	Operating revenue		38,663		39,644
	Cost of SI, network integration business and other	Operating expense		147,994		172,716
KTL	Leased line charges and other	Operating revenue		1,710		10,605
	Commissions and other	Operating expense		86,188		98,277
KTFT	Telecommunication revenue and other	Operating revenue		3,327		1,175
	Cost of goods sold and other	Operating expense		88,443		86,720
KTC	Telecommunication revenue and other	Operating revenue		1,027		976
	Commissions and other	Operating expense		24,226		28,004
KTR	Telecommunication revenue and other	Operating revenue		2,600		2,549
	Commissions and other	Operating expense		42,991		34,394
Other	Telecommunication revenue and other	Operating revenue		23,743		24,456
	Commissions and other	Operating expense		24,881		9,004

85

Related party	Details	Transactions	2007		2006
Equity method investee:
KDB	SI revenue and other	Operating revenue		86,363		89,520
	Commission and other	Operating expense		5,497		5,591
KID	Rent and other	Operating revenue		12,419		12,666
	Commission and other	Operating expense		95,117		111,425
Goodmorning F Co., Ltd.	Telecommunication revenue and other	Operating revenue		494		449
	Commission and other	Operating expense		47,789		50,677
KTRDM	Telecommunication revenue and other	Operating revenue		773		649
	Commission and other	Operating expense		38,773		58,035
KIS	Telecommunication revenue and other	Operating revenue		18,064		17,610
	Commission and other	Operating expense		68,892		75,806
Pivotec Co., Ltd.	Telecommunication revenue and other	Operating revenue		—		127
	Commission and other	Operating expense		—		33,399
eNtoB Corp.	Commission and other	Operating expense		129,802		132,655
Mostech Co., Ltd.	Telecommunication revenue and other	Operating revenue		207		—
	Commission and other	Operating expense		13,387		—
Korea Seoul Contact all Co., Ltd.	Commission and other	Operating expense		37,184		—
Korea Service and Communication Co., Ltd.	Commission and other	Operating expense		30,428		—
Korea Call Center Co., Ltd.	Commission and other	Operating expense		27,460		—
TMworld Co., Ltd.	Commission and other	Operating expense		26,983		—
UMS&C	Commission and other	Operating expense		26,434		—
Other	Telecommunication revenue and other	Operating revenue		3,020		455
	Commission and other	Operating expense		2,261		2,587

Total		Revenues	(Won)	649,149	(Won)	628,886
		Expenses	(Won)	1,772,539	(Won)	1,670,709

d.	Compensation to key management personnel of the Company for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007		2006		Description
Benefits	(Won)	19,397	(Won)	20,878	Salaries, bonuses, other allowances, retirement benefits, medical benefits and other
Share-based payment		1,047		227	Stock options

Total	(Won)	20,444	(Won)	21,105

The Company considers management of vice president or higher and non-permanent directors who have the authority and responsibility for planning, operation and control and are in charge of business or division unit as key management personnel.

e.	As of December 31, 2007, the Company has provided guarantees or collaterals for related parties as follows (in millions of Korean won):

Related party	Creditor	Guarantee limit			Guaranteed amount			Description
Subsidiary-		In foreign currency	Korean won equivalent		In foreign currency	Korean won equivalent
KTSC	Mizuho Bank Ltd., and other	USD 56,107	(Won)	52,639	USD 31,427	(Won)	28,934	Performance guarantee

86

19.	COMMON STOCK

As of December 31, 2007, the Company’s number of shares authorized are 1,000,000,000 shares with par value of (Won)5,000 per share.

As of December 31, 2007 and 2006, the number of shares issued by the Company are 275,202,400 shares and 279,627,400 shares, respectively, and the common stock amounted to (Won)1,560,998 million. As allowed by the Securities Exchange Law, the Company retired 4,425,000 treasury shares for the years ended December 31, 2007 in addition to the 32,572,259 treasury shares retired through December 31, 2006 by charges against retained earnings. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by (Won)5,000 par value of common stock.

20.	RETAINED EARNINGS RESTRICTED IN USE

Retained earnings appropriated to the legal reserve cannot be used as cash dividends under the applicable laws and regulations. The Korean Commercial Code requires the Company to appropriate an amount equal to at least 10% of the cash dividend amount to the legal reserve at the end of the year for each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to capital.

In accordance with the relevant tax laws, the Company is allowed to appropriate a reserve for technology and human resource development to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. The reserve used for its original purpose and the remaining balance after use are restored to retained earnings and may be used for dividends in accordance with the relevant tax laws.

21.	COMPREHENSIVE INCOME

Comprehensive income for the year ended December 31, 2007 is as follows (in millions of Korean won):

Description	2007
Net income	(Won)	957,623
Other comprehensive income:
Unrealized loss on available-for-sale securities (Tax effect: (Won)694 million)		(1,827)
Increase in equity of associates (Tax effect: (Won)611 million)		(16,605)
Decrease in equity of associates (Tax effect: ((Won)3,336) million)		13,201
Unrealized gain on valuation of derivatives (Tax effect: ((Won)768) million)		2,024

Comprehensive income	(Won)	954,416

87

22.	SHARE-BASED PAYMENT

The Company granted stock options to its executive officers and directors through 2006 in accordance with the stock option plan approved by its board of directors of which details are as follows:

	1st grant		2nd grant		3rd grant		4th grant		5th grant
Grant date		Dec. 26, 2002		Sep. 16, 2003		Dec. 12, 2003		Feb. 4, 2005		Apr. 28, 2005
Grantee		Executives		Outside directors		Executives		Executives		Executives
Number of basic allocated shares upon grant		460,000		36,400		80,000		50,800		45,700
Number of additional shares related to business performance upon grant		220,000		—		40,000		20,000		20,000
Number of shares expected to be exercised upon grant		562,958		36,400		106,141		60,792		55,692
Number of settled or forfeited shares		191,326		33,400		106,141		10,800		65,700
Number of allocated shares as of December 31, 2007		300,415		3,000		—		40,000		—
Number of additional shares related to business performance as of December 31, 2007		71,217		—		—		3,153		—
Number of shares expected to be exercised		371,632		3,000		—		43,153		—
Fair value (in Korean won)	(Won)	22,364	(Won)	12,443	(Won)	10,926	(Won)	12,322	(Won)	10,530
Total compensation cost (in millions of Korean won)	(Won)	8,311	(Won)	38	(Won)	—	(Won)	531	(Won)	—
Exercise price (in Korean won)	(Won)	70,000	(Won)	57,000	(Won)	65,000	(Won)	54,600	(Won)	50,400
Exercise period		Dec. 27, 2004 ~ Dec. 26, 2009		Sep. 17, 2005 ~ Sep. 16, 2010		Dec. 13, 2005 ~ Dec. 12, 2010		Feb. 5, 2007 ~ Feb. 4, 2012		Apr. 29, 2007 ~ Apr. 28, 2012
Valuation method		Fair value method		Fair value method		Fair value method		Fair value method		Fair value method
Upon exercise, the Company can elect one of the following settlement methods; an issuance of new shares, a provision of treasury stocks or cash settlement (cash and provision of treasury stocks) subject to its circumstances.

The Company adopted the fair value method to measure compensation costs based on the following valuation assumptions and methods are as follows:

	1st grant		2nd grant	3rd grant		4th grant		5th grant
Risk free interest rate	5.46%		4.45%	5.09%		4.43%		4.07%
Expected duration	4.5 years to 5.5 years		4.5 years	4.5 years to 5.5 years		4.5 years to 5.5 years		4.5 years to 5.5 years
Expected volatility	49.07 ~ 49.90	% %	34.49%	31.26 ~ 33.90	% %	33.41 ~ 42.13	% %	33.51 ~ 35.92	% %
Expected dividend yield ratio	1.10%		1.57%	1.57%		5.86%		5.86%

88

Of total compensation costs calculated using the fair value method, the compensation costs recognized through December 31, 2007 are as follows (in millions of Korean Won):

	1st grant		2nd grant		3rd grant		4th grant		5th grant		Total
Total compensation costs before adjustment	(Won)	10,602	(Won)	453	(Won)	1,160	(Won)	749	(Won)	586	(Won)	13,550
Total compensation costs cancelled		(2,291)		(415)		(1,160)		(218)		(586)		(4,670)
Total compensation costs after adjustment		8,311		38		—		531		—		8,880
Compensation costs recognized in prior periods		(8,311)		(38)		—		(506)		—		(8,855)
Compensation costs already recognized but expired		—		—		—		—		—		—
Compensation costs to be reflected in the current period		—		—		—		(25)		—		(25)
Compensation costs recognized in the current period		—		—		—		(25)		—		(25)
Compensation costs to be recognized after the current period		—		—		—		—		—		—

Details of stock options granted to directors including chief executive officer during 2007 are as follows:

1st grant
Grant date	March 29, 2007
Grantee	Registered directors
Estimated number of shares granted upon grant	23,925 shares
Vesting Conditions	Service condition: one year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	(Won) 42,706
Total compensation costs (in Korean won)	(Won) 1,022 million
Estimated exercise date	March 29, 2008
Valuation method	Fair value method

Above compensation costs were calculated based on the fair value method and charged to current operations for the year ended December 31, 2007 as follows (in millions of Korean won):

	1st grant
Total compensation costs	(Won)	1,022
Compensation costs recognized in prior periods
Compensation costs already recognized but expired		—
Compensation costs to be reflected in the current period		(1,022)
Compensation costs recognized in the current period		(1,022)

Compensation costs to be recognized after the current period	(Won)	—

89

23.	TREASURY STOCK

Changes in treasury stock for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won except for share data):

2007

	January 1, 2006			Increase			Disposal			Retirement			December 31, 2007
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
Direct purchase by the Securities and Exchange Act	70,273,052	(Won)	3,733,861	4,425,000	(Won)	196,329	(16,645)	(Won)	(884)	(4,425,000)	(Won)	(196,329)	70,256,407	(Won)	3,732,977
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—		—	—		—	1,259,170		92,711

	71,532,222	(Won)	3,826,572	4,425,000	(Won)	196,329	(16,645)	(Won)	(884)	(4,425,000)	(Won)	(196,329)	71,515,577	(Won)	3,825,688

2006

	January 1, 2005			Increase			Disposals			Retirement			December 31, 2006
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
Direct purchase by the Securities and Exchange Act	70,533,583	(Won)	3,747,774	5,222,000	(Won)	213,664	(260,531)	(Won)	(13,913)	(5,222,000)	(Won)	(213,664)	70,273,052	(Won)	3,733,861
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—		—	—		—	1,259,170		92,711

	71,792,753	(Won)	3,840,485	5,222,000	(Won)	213,664	(260,531)	(Won)	(13,913)	(5,222,000)	(Won)	(213,664)	71,532,222	(Won)	3,826,572

Above treasury stocks are expected to be used for the stock compensation to the Company’s directors and employees and other purposes.

90

24.	OPERATING REVENUES

Operating revenues for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007		2006
Internet connection	(Won)	2,118,670	(Won)	2,153,049
Internet application		389,884		279,797
Data communication		1,627,923		1,615,116
Fixed-line telephone		4,184,668		4,292,493
LM (Note)		1,597,203		1,737,063
PCS		1,511,452		1,375,256
System integration		260,555		211,712
Real estate		218,182		163,483
Other operating revenue		27,845		28,040

Operating revenue	(Won)	11,936,382	(Won)	11,856,009

(Note)	This represents revenue arising form the calls from fixed-line phone to mobile phone.

25.	CONSTRUCTION CONTRACTS

Details of construction contracts as of December 31, 2007 and 2006 are as follows (in millions of Korean won):

2007

	Beginning contract balance		Increase		Recognized as revenue (Note 1)		Ending contract balance
Jungja-dong, Suwon	(Won)	27,158	(Won)	37	(Won)	(26,916)	(Won)	279
Sungsu-dong, Seoul		116,967		1,600		(54,731)		63,836
Bugae-dong, Incheon		184,179		6,260		(33,347)		157,092

Total	(Won)	328,304	(Won)	7,897	(Won)	(114,994)	(Won)	221,207

2006

	Beginning contract balance		Increase (Decrease)		Recognized as revenue (Note 1)		Ending contract balance
Jungja-dong, Suwon	(Won)	48,657	(Won)	—	(Won)	(21,499)	(Won)	27,158
Sungsu-dong, Seoul		140,000		11,081		(34,114)		116,967
Bugae-dong, Incheon		191,713		—		(7,534)		184,179
Gaya-dong, Busan		11,055		(36)		(11,019)		—

Total	(Won)	391,425	(Won)	11,045	(Won)	(74,166)	(Won)	328,304

(Note 1)	These revenues are classified as real estate revenue in operating revenues.

91

26.	OPERATING EXPENSES

Operating expenses for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007		2006
Salaries and wages	(Won)	1,885,693	(Won)	1,916,473
Share-based payment		1,047		227
Provision for severance indemnities		325,878		210,184
Employee welfare		458,917		458,296
Travel		29,364		32,519
Communications		54,948		50,388
Utilities		167,320		163,366
Taxes and dues		148,782		135,476
Supplies		30,264		34,163
Rent		76,936		65,814
Depreciation		1,991,763		2,017,064
Amortization		142,875		103,511
Repairs and maintenance		534,051		608,340
Automobile maintenance		19,177		18,807
Commissions		697,652		666,293
Advertising		124,804		94,483
Education and training		19,143		27,205
Research and development		260,445		273,969
Interconnection charges		797,537		846,229
Cost of services		663,425		581,605
Commissions for system integration service		253,498		188,836
International call settlement		199,390		192,486
Cost of goods sold		642,122		619,405
Promotion		200,611		235,471
Sales commission		729,024		536,988
Provision for doubtful accounts		12,843		8,165
Other		77,435		67,748

		10,544,944		10,153,511
Less transfer to other accounts		(42,284)		(53,730)

	(Won)	10,502,660	(Won)	10,099,781

92

27.	INCOME TAX EXPENSE

a.	Components of income tax expense for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007		2006
Current income tax expense (including additional income taxes and tax refunds)	(Won)	311,704	(Won)	278,338
Changes in deferred income tax assets and liabilities related to temporary differences		(18,996)		62,920
Income tax expense directly reflected in stockholders’ equity		50		(247)

Income tax expense	(Won)	292,758	(Won)	341,011

Changes in deferred income tax assets related to temporary differences for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won) :

	2007		2006
Ending deferred income tax assets	(Won)	152,463	(Won)	136,266
Beginning deferred income tax assets		136,266		201,494
Changes in deferred income tax assets (liabilities) directly added to (deducted from) stockholders’ equity		(2,799)		(2,308)

Changes in deferred income tax assets	(Won)	18,996	(Won)	(62,920)

b.	An explanation of the relationship between income tax expense and accounting income before income tax expense for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won) :

	2007		2006
Income before income tax expense	(Won)	1,250,381	(Won)	1,574,460

Income tax expense at statutory income tax rate (14.3% of taxable income less than (Won)100 million and 27.5% of taxable income exceeding (Won)100 million)		343,841		432,963
Differences (Note)		(51,083)		(91,952)

Income tax expense	(Won)	292,758	(Won)	341,011

Effective tax rates		23.41%		21.66%

(Note) Differences :
Non-temporary difference	(Won)	6,672	(Won)	18,494
Changes in deferred income tax assets (liabilities) recognized related to equity method investment securities		19,963		25,775
Tax credit for investment		(113,567)		(107,669)
Other tax credits		(2,719)		—
Additional income tax and tax refund for prior periods		39,228		(26,452)
Other		(660)		(2,100)

	(Won)	(51,083)	(Won)	(91,952)

93

c.	Changes in temporary differences and deferred income tax assets (liabilities) for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

2007	January 1, 2007		Final tax return amount (Note 1)		Increase		Decrease		December 31, 2007		Deferred income tax assets (liabilities)
											Current		Non-current
(Deductible temporary differences)
Allowance for doubtful accounts	(Won)	336,319	(Won)	265,248	(Won)	—	(Won)	101,481	(Won)	163,767	(Won)	39,556	(Won)	5,480
Derivatives		160,241		160,241		6,451		—		166,692		45,840		—
Inventories		25,547		25,547		—		2,237		23,310		6,410		—
Available-for-sale securities		9,265		9,265		—		8,676		589		—		162
Equity method investment securities		1,384,750		1,384,750		102,315		—		1,487,065		—		408,943
Contribution for construction		176,405		176,405		29,205		—		205,610		—		56,543
Accrued expenses		7,898		9,881		—		—		9,881		2,717		—
Provisions		93,378		93,378		—		23,285		70,093		12,959		6,317
Provision for severance indemnities		741,007		741,007		216,386		—		957,393		—		263,283
Refundable deposits for telephone installation		56,851		56,851		—		2,852		53,999		—		14,850
Other		101,617		207,955		12,307		—		220,262		44,591		15,981

Sub total		3,093,278	(Won)	3,130,528	(Won)	366,664	(Won)	138,531		3,358,661		152,073		771,559

Not recognized as deferred income tax assets (Note 2)		1,381,131								1,484,584		—		408,261

Recognized as deferred income tax assets		1,712,147								1,874,077		152,073		363,298
Tax rate (Note 3)		27.5%								27.5%

Deferred income tax assets		470,840								515,371		152,073		363,298

(Taxable temporary differences)
Accrued interest income	(Won)	(2,239)	(Won)	(2,239)	(Won)	(2,822)	(Won)	(—)	(Won)	(5,061)	(Won)	(1,391)	(Won)	(—)
Equity method investment securities		(168,397)		(168,397)		(60,786)		—		(229,183)		—		(63,026)
Depreciation		(66,265)		(67,094)		—		(50,415)		(16,679)		—		(4,587)
Deposits for severance indemnities		(741,007)		(741,007)		(216,386)		—		(957,393)		—		(263,283)
Derivatives		—		—		(2,792)		—		(2,792)		—		(768)
Reserve for technology and human resource development		(320,000)		(320,000)		—		(106,667)		(213,333)		(29,333)		(29,333)

Sub total		(1,297,908)	(Won)	(1,298,737)	(Won)	(282,786)	(Won)	(157,082)		(1,424,441)		(30,724)		(360,997)

Not recognized as deferred income tax liabilities (Note 2)		(81,275)								(104,774)		—		(28,813)

Recognized as deferred income tax liabilities		(1,216,633)								(1,319,667)		(30,724)		(332,184)
Tax rate (Note 3)		27.5%								27.5%

Deferred income tax liabilities		(334,574)								(362,908)		(30,724)		(332,184)

Deferred income tax assets-net	(Won)	136,266							(Won)	152,463	(Won)	121,349	(Won)	31,114

94

2006	January 1, 2006		Final tax return amount (Note 4)		Increase		Decrease		December 31, 2006		Deferred income tax assets (liabilities)
											Current		Non-current
(Deductible temporary differences)
Allowance for doubtful accounts	(Won)	445,436	(Won)	458,922	(Won)	—	(Won)	122,603	(Won)	336,319	(Won)	81,361	(Won)	11,127
Derivatives		116,043		116,043		44,198		—		160,241		44,066		—
Inventories		27,764		27,764		—		2,217		25,547		7,025		—
Available-for-sale securities		20,826		20,825		—		11,560		9,265		—		2,548
Equity method investment securities		1,314,862		1,185,342		199,408		—		1,384,750		—		380,806
Contribution to construction		147,849		147,849		28,556		—		176,405		—		48,511
Accrued expenses		15,110		17,537		—		9,639		7,898		2,172		—
Provisions		98,174		98,173		—		4,795		93,378		5,278		20,401
Refundable deposits for telephone installation		649,787		649,787		91,220		—		741,007		—		203,777
Provision for severance indemnities		58,965		58,965		—		2,114		56,851		—		15,634
Other		25,644		28,263		73,354		—		101,617		43,209		(15,264)

Sub total		2,920,460	(Won)	2,809,470	(Won)	436,736	(Won)	152,928		3,093,278		183,111		667,540

Not recognized as deferred income tax assets		1,007,154								1,381,131		—		379,811

Recognized as deferred income tax assets		1,913,306								1,712,147		183,111		287,729
Tax rate (Note 3)		27.5%								27.5%		—		—

Deferred income tax assets		526,159								470,840		183,111		287,729

(Taxable temporary differences)
Accrued interest income	(Won)	(589)	(Won)	(589)	(Won)	(1,650)	(Won)	—	(Won)	(2,239)	(Won)	(616)	(Won)	—
Equity method investment securities		(125,209)		(125,209)		(43,188)		—		(168,397)		—		(46,310)
Depreciation		(135,724)		(131,116)		—		(64,851)		(66,265)		—		(18,222)
Deposits for severance indemnities		(649,787)		(649,787)		(91,220)		—		(741,007)		—		(203,777)
Reserve for technology and human resource development		(320,000)		(320,000)		—		—		(320,000)		(29,333)		(58,667)

Sub total		(1,231,309)	(Won)	(1,226,701)	(Won)	(136,058)	(Won)	(64,851)		(1,297,908)		(29,949)		(326,976)

Not recognized as deferred income tax liabilities		(50,708)								(81,275)		—		(22,351)

Recognized as deferred income tax liabilities		(1,180,601)								(1,216,633)		(29,949)		(304,625)
Tax rate (Note 3)		27.5%								27.5%		—		—

Deferred income tax liabilities		(324,665)								(334,574)		(29,949)		(304,625)

Deferred income tax assets-net	(Won)	201,494							(Won)	136,266	(Won)	153,162	(Won)	(16,896)

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(Note 1)	Tax effects from true-up for prior year tax return amounting to (Won)1,541 million and (Won)4,521 million arising from temporary difference and non-temporary differences, respectively, were adjusted in deferred income tax assets and current earnings, respectively. Changes in temporary difference resulting from tax investigation in the current period were adjusted in final tax return amount.
(Note 2)	The Company did not recognize deferred income tax assets of (Won)408,261 million related to the tax effects of deductible temporary differences from equity in losses of 17 equity method investees including KTF since it was not almost certain that the Company would be able to realize the related tax benefits in the foreseeable future. The Company also did not recognize deferred income tax liabilities totaling (Won)28,813 million of which (Won)27,571 million represents the tax effect of taxable temporary differences from 11 equity method investees including KTN and was not recognized since it is almost certain that the differences will not reverse in the foreseeable future given that the Company is able to control the timing of reversal of the temporary difference and the investees have not declared dividends in the past 5 years.
(Note 3)	Tax rate is the enacted marginal tax rate which is expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized
(Note 4)	Tax effects from true-up for prior year tax return and partial win in tax appeal amounting to (Won)29,255 million and (Won)26,453 million arose from temporary difference and non-temporary difference, respectively, which were adjusted in deferred income tax assets and income tax expense, respectively.

d.	Deferred income tax assets (liabilities) and income tax benefit (expense) added to (deducted from) stockholders’ equity as of December 31, 2007 and 2006 are as follows (in millions of Korean won):

2007	Amount		Income tax expense		Deferred income tax assets (liabilities)		Net
Gain on disposal of treasury stock (Other capital surplus)	(Won)	715	(Won)	(196)	(Won)	—	(Won)	519
Gain on valuation of available-for-sale securities		3,530		—		(971)		2,559
Increase in equity of associates		13,954		—		(391)		13,563
Decrease in equity of associates		(13,717)		—		3,342		(10,375)
Gain on valuation of derivatives for cash flow hedge		2,792		—		(768)		2,024

Total	(Won)	7,274	(Won)	(196)	(Won)	1,212	(Won)	8,290

2006	Amount		Income tax expense		Deferred income tax assets (liabilities)		Net
Gain on disposal of treasury stock (Other capital surplus)	(Won)	899	(Won)	(247)	(Won)	—	(Won)	652
Gain on valuation of available-for-sale securities		6,050		—		(1,664)		4,386
Increase of equity of associates		31,170		—		(1,002)		30,168

Decrease in equity of associates		(30,254)		—		6,678		(23,576)

Total	(Won)	7,865	(Won)	(247)	(Won)	4,012	(Won)	11,630

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e.	Income taxes payable and prepaid income taxes before offset as of December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007		2006
Income taxes payable	(Won)	262,460	(Won)	345,548
Prepaid income taxes		(7,168)		(5,483)

Net	(Won)	255,292	(Won)	340,065

28.	NET INCOME PER SHARE

The Company’s net income per share for the years ended December 31, 2007 and 2006 are computed as follows (in millions of Korean won, except for share data):

a.	Basic Net Income Per Share

	2007		2006
Net income	(Won)	957,623	(Won)	1,233,449
Weighted average number of common shares outstanding		206,599,294		209,894,649

Basic net income per share (in Korean won)	(Won)	4,635	(Won)	5,877

b.	Diluted Net Income Per Share

	2007		2006,
Net income	(Won)	957,623	(Won)	1,233,449
Interest on exchangeable bonds		—		52

Adjusted net income		957,623		1,233,501
Dilutive potential common shares (Note)		—		254,949

Adjusted weighted average number of common shares outstanding		206,599,294		210,149,598

Diluted net income per share (in Korean won)	(Won)	4,635	(Won)	5,870

For the purpose of calculating diluted net income per share, interest expense for exchangeable bonds multiplied by (1-marginal tax rate) and all dilutive potential common shares were added to net income attributable to common share holders and the weighted average number of shares outstanding, respectively. Diluted net income per share is calculated by dividing adjusted net income by the weighted average number of common shares and all dilutive potential common shares. Stock options have no dilutive effect and are excluded from the calculation of diluted net income per share.

97

(Note) Potential common shares as of December 31, 2007 are as follows:

	Par value	Issue date	Maturity date	Exercisable Period	Common shares to be issued
Stock option	(Note 1)	December 26, 2002	December 26,2009	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	371,632

Stock option	(Note 2)	September 16, 2003	September 16, 2010	From 2 years after grant date till maturity date	3,000

Stock option	(Note 3)	February 4, 2005	February 4, 2012	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	43,153

Stock option	(Note 4)	March, 29, 2007	March 29, 2008	On maturity date, subject to the resolution of board of directors	23,925

Total					441,710

(Note 1)	Exercise price of (Won)70,000 per common share.

(Note 2)	Exercise price of (Won)57,000 per common share.

(Note 3)	Exercise price of (Won)54,600 per common share.

(Note 4)	Shares to be given subject to performance

29.	INSURANCE

As of December 31, 2007, certain assets of the Company are insured with Samsung Fire and Marine Insurance Co., Ltd. and other insurance companies as follows (in millions of Korean won):

		Coverage
	Risk covered	2007		2006
Inventories	Theft and fire	(Won)	30,000	(Won)	—
Buildings	Fire		836,956		683,007
Machinery	Satellite orbit and other		141,575		168,259

Total		(Won)	1,008,531	(Won)	851,266

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30.	DIVIDENDS

Details of dividends for common stocks included in the Company’s non-consolidated statements of appropriations of retained earnings for the years ended December 31, 2007 and 2006 are as follows:

a.	Dividends (in Korean won and shares) :

	2007		2006
Dividends per share (dividend ratio)	(Won)	2,000(40)%	(Won)	2,000(40)%
Number of shares outstanding (Note)		203,686,823		208,095,178

Dividend (in million of Korean won)	(Won)	407,374	(Won)	416,190

(Note)	71,515,577 shares and 71,532,222 shares of treasury stock as of December 31, 2007 and 2006, respectively, are excluded.

b.	Dividend Payout Ratios (in millions of Korean won) :

	2007		2006
Dividends	(Won)	407,374	(Won)	416,190
Net income		957,623		1,233,449

Payout ratio		42.54%		33.74%

c.	Dividend Yield Ratios (in Koran won) :

	2007		2006
Dividends per share	(Won)	2,000	(Won)	2,000
Stock price at the end of the year		48,900		46,500

Dividend yield ratio		4.1%		4.3%

31.	STATEMENTS OF CASH FLOWS

The statements of cash flows have been presented using the indirect method. Significant non-cash transactions for the years ended December 31, 2007 and 2006 are detailed as follows (in millions of Korean won):

	2007		2006
Construction in progress transferred to property and equipment and other accounts	(Won)	2,100,171	(Won)	2,118,956

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32.	COMMITMENTS AND CONTINGENCIES

a.	Legal Matters

On May 25, 2005, the Fair Trade Commission (“FTC”) imposed a fine of (Won)116,168 million to the Company related to local telephone services and leased line services for internet cafes. On September 14, 2005, the FTC imposed an additional fine of (Won)24,258 million to the Company related to domestic and international long-distance services. The Company expensed these fines for the year ended December 31, 2005. As of December 31, 2007, the Company has appealed certain portion of the fine imposed by the FTC amounting to (Won)132,332 million to the Supreme Court. However, the final result of this appeal cannot be presently determined.

The Company is also in various litigation as a defendant in other cases of which claim amounts totaled (Won)47,013 million (73 cases) as of December 31, 2007. The Company accrued (Won)32,849 million as provisions related to the litigation as of December 31, 2007. However, the final result of this litigation cannot be presently determined.

b.	Commitments with Financial Institutions

As of December 31, 2007, major commitments with local financial institutions are as follows (in millions of Korean won and thousands of foreign currencies)

Commitment	Financial institution	Limit
Bank overdraft	Kookmin Bank	(Won)	500,000
	Shinhan Bank		50,000
	Woori Bank		350,000

		(Won)	900,000

Commercial paper	Korea Exchange Bank	(Won)	130,000
	Shinhan Bank		70,000
	Woori Bank		50,000

		(Won)	250,000

Collateralized loan on accounts receivable -trade	Kookmin Bank	(Won)	300,000
	Shinhan Bank		100,000
	Woori Bank		100,000
	NH bank		100,000
	Industrial Bank of Korea		150,000

		(Won)	750,000

Letters of credit	Korea Exchange Bank	USD	5,000
	Shinhan Bank	USD	10,000

		USD	15,000

Collection for foreign currency denominated checks	Korea Exchange Bank	USD	1,000

100

As of December 31, 2007, guarantees received from financial institutions are as follows (in millions of Korean won and thousands of foreign currencies):

Guarantee	Financial institution	Limit		Used amount
Performance guarantee for construction	Export-Import Bank of Korea	USD	5,222	USD	5,222
		SAR	735	SAR	735
	Korea Exchange Bank	(Won)	300	(Won)	200
		USD	1,000	USD	1,000
	Woori Bank	USD	1,451	USD	1,451
	Korea Software Financial Cooperative and others	(Won)	123,681	(Won)	123,681
	Seoul Guarantee Insurance		56,974		56,974

	Sub total	(Won)	180,955	(Won)	180,855
		USD	7,673	USD	7,673
		SAR	735	SAR	735

Bid bond	Export-Import Bank of Korea	USD	580	USD	580

Guarantee for deferral of income tax payments	Kookmin Bank	(Won)	155,858	(Won)	155,858

		(Won)	336,813	(Won)	336,713
		USD	8,253	USD	8,253
Total		SAR	735	SAR	735

c.	Shareholders’ Agreement between KT and NTT DoCoMo

In December 2005, KTF and NTT DoCoMo Inc. (“DoCoMo”) entered into a strategic alliance. As part of this strategic alliance, DoCoMo acquired a 10% equity interest in KTF for total proceeds of (Won)563,766 million (20,176,309 shares). In addition, on December 26, 2005, KT and DoCoMo entered into a shareholders’ agreement related to shares of KTF. Under the shareholders’ agreement, DoCoMo has the right to put its 20,176,309 shares for the acquisition amount plus interests to KT if an agreed target network coverage for W-CDMA service within Korea is not met by December 31, 2008. However, as of August 3, 2007, KTF reached the target network coverage mentioned above, and the right of DoCoMo to put its shares to KT has been now extinguished.

d.	Put and Call Combination Contract with JPMorgan Chase Bank

On December 27, 2005, the Company and JPMorgan Chase Bank entered into a “Put and Call Combination” contract based on the shares of Korea Digital Satellite Broadcasting (“KDB”), an equity method investee. Under this contract, during the period from December 29, 2007 to December 29, 2008, KT has the option to acquire 9,200,000 shares of KDB that were purchased by JP Morgan Whiterfriars Inc. on December 28, 2005. Otherwise, JPMorgan Chase Bank has the option to exercise the put option on such KDB shares to KT on December 29, 2008. The exercise price under the contract for both KT and JPMorgan Chase Bank is (Won)46,000 million.

101

e.	Payment of a Handset Subsidy to Mobile Phone Users

According to the revised provisions of the Telecommunications Business Law (“TBL”), the Company is allowed to provide a one time handset subsidy to eligible mobile phone users within the next two years from March 27, 2006 to March 26, 2008. Pursuant to the TBL, the Company may establish its subsidy policy regarding the eligibility criteria and amount of payment. Consistent with the TBL, the Company provides a subsidy for mobile phone users who have subscribed to the Company’s service or any other mobile carriers for 18 consecutive months. Moreover, the Company has the right to discontinue the payment depending on marketing strategies, if necessary. However, the Company is required to report changes in the service agreement, should they take place, to the Ministry of Information and Communication within 30 days of the effective date.

33.	DERIVATIVES

For the years ended December 31, 2007 and 2006, the Company entered into various derivatives contracts with financial institutions. Details of these derivative contracts are as follows:

Type of transaction	Financial institution	Description
Interest rate swaps	Merrill Lynch and 5 others	Exchange fixed interest rate for variable interest rate for a specified period
Currency swaps	Merrill Lynch and 3 others	Exchange foreign currency cash flow for local currency cash flow local currency cash flow for a specified period
Combined interest rate currency swap	Merrill Lynch and 4 others	Exchange foreign currency fixed (variable) swaps interest rate for local currency variable (fixed) interest

The assets and liabilities recorded relating to the outstanding contracts as of December 31, 2007 and 2006 are as follows (in thousands of USD and millions of Korean won):

2007

	Fair value
Type of transaction	Contract amount		Assets (Current)		Assets (Non-current)		Liabilities (Current )
Interest rate swap	(Won)	451,240
	USD	100,000	(Won)	352	(Won)	—	(Won)	3,900
Currency swap(Note)	USD	220,000		—		1,710		2,833
Combined interest rate currency swap	USD	700,000		—		—		125,548

Total	(Won)	451,240
	USD	1,020,000	(Won)	352	(Won)	1,710	(Won)	132,281

2006

	Fair value
Type of transaction	Contract amount		Assets (Current)		Liabilities (Current)
Interest rate swap	(Won)	811,240
	USD	200,000	(Won)	9,290	(Won)	6,849
Currency swap	USD	20,000		—		1,476
Combined interest rate currency swap	USD	700,000		—		160,757

Total	(Won)	811,240
	USD	920,000	(Won)	9,290	(Won)	169,082

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(Note)	Details of the foreign currency swap contracts to which cash flow hedge accounting is applied as of December 31, 2007 are as follows (in thousands of USD and millions of Korean won):

Type of Transaction	Contract date	Maturity date	Contract amount		Fair value- assets (Non-current)
Currency swap	April 4, 2007	April 11, 2012	USD	200,000	(Won)	1,710

Above foreign currency swap contract is to hedge the risk of variability of future cash flows from fixed rate foreign currency (USD) bonds and as of December 31, 2007, the gain on valuation of the swap contract amounting to (Won)2,024 million, net of income tax effect, is included in accumulated other comprehensive income and for the year ended December 31, 2007 the loss on valuation of the swap contract totaling (Won)2,280 million is recognized in current operations as a result of foreign currency translation gain from foreign currency (USD) bonds. In applying cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation to April 11, 2012. Approximately (Won)802 million of net derivative gain included in accumulated other comprehensive income at December 31, 2007 is expected to be reclassified into current operations within 12 months from that date.

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

2007
	Valuation gain (P/L)						Valuation loss (P/L)						Valuation gain (B/S) (Note)
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total		For hedging
Interest rate swap	(Won)	1,832	(Won)	—	(Won)	1,832	(Won)	10,780	(Won)	—	(Won)	10,780	(Won)	—
Currency swap		—		2,280		2,280		4,719		—		4,719		2,792
Combined interest rate currency swap		35,208		—		35,208		—		—		—		—

Total	(Won)	37,040	(Won)	2,280	(Won)	39,320	(Won)	15,499	(Won)	—	(Won)	15,499	(Won)	2,792

2006
	Valuation gain (P/L)						Valuation loss (P/L)
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total
Interest rate swap	(Won)	8,654	(Won)	—	(Won)	8,654	(Won)	1,434	(Won)	—	(Won)	1,434
Currency swap		—		—		—		4,639		—		4,639
Combined interest rate currency swap		—		—		—		79,732		—		79,732

Total	(Won)	8,654	(Won)	—	(Won)	8,654	(Won)	85,805	(Won)	—	(Won)	85,805

(Note)	The amounts are before adjustment of deferred income tax which shall be directly reflected to equity.

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34.	VALUE ADDED INFORMATION

Value added information included in operating expenses for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007		2006
Salaries	(Won)	1,885,693	(Won)	1,916,473
Share-based payment		1,047		227
Severance indemnities		325,878		210,184
Employee welfare		458,917		458,296
Rent		76,936		65,814
Depreciation		2,034,819		2,060,151
Amortization		161,199		121,605
Taxes and dues		148,782		135,476

Total	(Won)	5,093,271	(Won)	4,968,226

35.	EMPLOYEE WELFARE

Employee welfare through various plans spent by the Company for the years ended December 31, 2007 and 2006 totaled (Won)458,917 million and (Won)458,296 million, respectively.

Meanwhile, the Company donates cash to Employee Welfare Foundation each year. The related expenses recognized for the years ended December 31, 2007 and 2006 amounted to (Won)70,000 million and (Won)50,000 million, respectively.

36.	FOURTH QUARTER INFORMATION (UNAUDITED)

The Company prepares its interim non-consolidated financial statements but does not prepare those for final interim period. Summary of results of operation for the three months ended December 31, 2007 and 2006 are as follows (in millions of Korean won) :

	2007		2006
Operating revenues	(Won)	2,966,345	(Won)	2,947,524
Net income		104,853		135,871
Basic net income per share (in Korean won)		513		654

104

Internal Accounting Control System (“IACS”) Review Report

English Translation of a Report Originally Issued in Korean

To the Representative Director of

KT Corporation

We have reviewed the accompanying Report on the Assessment of IACS (the “Management’s Report”) of KT Corporation (the “Company”) as of December 31, 2007. The Management’s Report, and the design and operation of IACS are the responsibility of the Company’s management. Our responsibility is to review the Management’s Report and issue a review report based on our procedures. The Company’s management stated in the accompanying Management’s Report that “based on the assessment of the IACS as of December 31, 2007, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2007, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.”

We conducted our review in accordance with the IACS Review Standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform a review, objective of which is to obtain a lower level of assurance than an audit, of the Management’s Report in all material respects. A review includes obtaining an understanding of a company’s IACS and making inquiries regarding the Management’s Report and, when deemed necessary, performing a limited inspection of underlying documents and other limited procedures.

A company’s IACS represents internal accounting policies and a system to manage and operate such policies to provide reasonable assurance regarding the reliability of financial statements prepared, in accordance with accounting principles generally accepted in the Republic of Korea, for the purpose of preparing and disclosing reliable accounting information. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness of IACS to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that the Management’s Report referred to above is not fairly stated, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.

Our review is based on the Company’s IACS as of December 31, 2007, and we did not review its IACS subsequent to December 31, 2007. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in the Republic of Korea and may not be appropriate for other purposes or for other users.

Deloitte Anjin LLC

January 30, 2008

105

Report on the Assessment of Internal Accounting Control System (“IACS”)

To the Board of Directors and Auditor (Audit Committee) of KT Corporation

I, as the Internal Accounting Control Officer (“IACO”) of KT Corporation (“the Company”), assessed the status of the design and operation of the Company’s IACS for the year ended December 31,2007.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been appropriately designed and is effectively operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of preparing and disclosing reliable financial statements. I, as the IACO, applied the IACS Framework established by the Korea Listed Companies Association for the assessment of design and operation of the IACS.

Based on the assessment of the IACS, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2007, in all material respects, in accordance with the IACS Framework.

January 24, 2008

Internal Accounting Control Officer	Soo-Ho Maeng
/s/ Soo-Ho Maeng

Chief Executive Officer or President	Joong-Soo Nam
/s/ Joong-Soo Nam

106

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

AND INDEPENDENT AUDITORS’ REPORT

Audit.Tax.Consulting.Financial Advisory.

Independent Auditors’ Report

English Translation of a Report Originally Issued in Korean

To the Stockholders and Board of Directors of

KT Corporation:

We have audited the accompanying consolidated balance sheet of KT Corporation and subsidiaries (the “Company”) as of December 31, 2007, and the related consolidated statements of income, changes in equity and cash flows for the year then ended (all expressed in Korean won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet of the Company as of December 31, 2006 and the related consolidated statements of income, changes in equity and cash flows for the year then ended, were audited by KPMG Samjong Accounting Corp. in accordance with auditing standards generally accepted in the Republic of Korea, whose report dated March 9, 2007, expressed an unqualified opinion on those consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations, the changes in its equity, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting principles and auditing standards and their application in practice.

March 18, 2008

Notice to Readers

This report is effective as of March 18, 2008, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying consolidated financial statements and may result in modification to the auditors’ report.

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2006

	2007		2006
	(In millions of Korean won)
ASSETS

CURRENT ASSETS :
Quick Assets :
Cash and cash equivalents (Notes 2, 16 and 31)	(Won)	1,384,985	(Won)	1,828,569
Short-term investment assets (Notes 3, 5 and 16)		460,170		670,963
Accounts receivable - trade (Notes 2, 11 and 17)		3,145,415		3,112,796
Allowance for doubtful accounts		(485,111)		(563,103)
Present value discount		(3,480)		(6,913)
Loans (Notes 2 and 16)		260,877		33,134
Allowance for doubtful accounts		(2,618)		(61)
Accounts receivable - other (Notes 2, 11 and 16)		270,898		395,133
Allowance for doubtful accounts		(93,561)		(96,948)
Present value discount		(1,020)		(854)
Accrued revenues		13,684		10,883
Advance payments		67,272		41,824
Prepaid expenses		54,918		41,839
Prepaid income taxes		1,411		1,026
Guarantee deposits (Note 16)		9,414		2,219
Derivative instruments assets (Notes 2 and 33)		696		9,290
Current portion of deferred income tax assets (Notes 2 and 26)		259,525		264,117
Other quick assets		220		311

Total Quick Assets		5,343,695		5,744,225

Inventories (Notes 2, 4 and 29):
Merchandises		284,313		235,239
Valuation allowance		(34,285)		(42,973)
Supplies		35,169		22,552
Valuation allowance		(4,631)		(865)
Other inventories		18,538		23,242

Total Inventories		299,104		237,195

Total Current Assets		5,642,799		5,981,420

(Continued)

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2007 AND 2006

	2007		2006
	(In millions of Korean won)
ASSETS

NON-CURRENT ASSETS :
Investment Assets :
Available-for-sale securities (Notes 2 and 5)		83,352		66,336
Equity method investment securities (Notes 2 and 6)		234,582		211,156
Held-to-maturity securities (Notes 2 and 5)		244		408
Long-term loans to employees		108,204		206,626
Allowance for doubtful accounts		(529)		—
Long-term financial instruments (Note 3)		2,864		2,439
Other investment assets (Note 8)		43,449		46,982

Total Investment Assets		472,166		533,947

Property and Equipment :
Property and equipment, at cost		49,503,020		47,393,714
Less accumulated depreciation		(33,998,827)		(32,040,240)
Less accumulated impairment loss		(10,990)		(11,887)
Less contribution for construction		(205,201)		(174,158)

Property and Equipment, Net (Notes 2, 7, 8, 9, 14 and 29)		15,288,002		15,167,429

Intangible Assets, Net (Notes 2 and 10)		1,735,323		1,959,591

Other Non-current Assets :
Leasehold rights and deposits (Notes 2 and 16)		347,877		311,241
Allowance for doubtful accounts		(660)		(688)
Long-term accounts receivable - trade (Notes 2 and 11)		199,982		192,656
Allowance for doubtful accounts		(10,647)		(31,444)
Present value discount		(27,451)		(25,744)
Long-term loans (Note 2)		270,556		11,925
Allowance for doubtful accounts		(3,842)		(164)
Deferred income tax assets (Notes 2 and 26)		91,429		62,006
Long-term accounts receivable - other (Notes 2 and 11)		38,438		8,004
Present value discount		(2,267)		(141)
Derivative instruments assets (Notes 2 and 33)		1,710		—
Other non-current assets		83,470		73,296

Total Other Non-current Assets		988,595		600,947

Total Non-current Assets		18,484,086		18,261,914

TOTAL ASSETS	(Won)	24,126,885	(Won)	24,243,334

(Continued)

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2007 AND 2006

	2007		2006
	(In millions of Korean won)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable - trade (Notes 16 and 17)	(Won)	1,020,487	(Won)	772,633
Short-term borrowings (Note 16)		225,970		184,694
Accounts payable - other (Notes 11, 14, 16 and 17)		1,442,766		1,708,925
Present value discount		(1,080)		(884)
Advance receipts		87,442		117,153
Withholdings (Note 16)		200,744		174,550
Accrued expenses (Note 16)		483,596		421,893
Income taxes payable (Note 2)		303,096		389,377
Current portion of long-term debt (Notes 2, 11, 12 and 16)		1,020,464		1,353,689
Present value discount		(662)		(814)
Unearned revenue		7,807		5,295
Key money deposits (Note 17)		101,360		107,880
Derivative instruments liabilities (Notes 2 and 33)		132,325		169,980
Current portion of accrued provisions (Notes 2 and 13)		47,417		10,700
Current portion of deferred income tax liabilities (Notes 2 and 26)		—		16
Other current liabilities		6,889		8,028

Total Current Liabilities		5,078,621		5,423,115

NON-CURRENT LIABILITIES:
Bonds (Notes 2, 12 and 16)		5,871,967		5,992,363
Discount on bonds		(29,558)		(31,242)
Conversion right adjustment		(277)		(684)
Repayment premium		695		927
Long-term borrowings in Korean Won (Notes 2, 11 and 12)		112,065		132,776
Present value discount		(1,130)		—
Long-term borrowings in foreign currency (Notes 2, 12 and 16)		19,709		2,789
Provisions for severance indemnities (Note 2)		1,566,313		1,308,069
National Pension Fund		(275)		(220)
Deposit for severance indemnities		(1,051,047)		(917,231)
Refundable deposits for telephone installation (Note 15)		840,962		907,107
Long-term accounts payable - other (Notes 2, 11 and 14)		512,967		644,388
Present value discount		(43,712)		(66,123)
Long-term deposits received		42,257		30,586
Accrued provisions (Notes 2 and 13)		25,420		92,068
Deferred income tax liabilities (Notes 2 and 26)		1,896		20,267
Other long-term liabilities		42,246		7,075

Total Non-current Liabilities		7,910,498		8,122,915

Total Liabilities		12,989,119		13,546,030

(Continued)

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2007 AND 2006

	2007		2006
	(In millions of Korean won)
LIABILITIES AND STOCKHOLDERS’ EQUITY

STOCKHOLDERS’ EQUITY :
		8,861,763		8,430,052

Common Stock (Notes 1 and 18)		1,560,998		1,560,998

Capital Surplus (Notes 18)		1,272,634		1,292,475

Capital Adjustments:
Treasury stock (Note 22)		(3,825,688)		(3,826,572)
Stock options (Notes 2 and 21)		8,880		8,855
Stock grants (Notes 2 and 21)		1,022		—

Total Capital Adjustments		(3,815,786)		(3,817,717)

Accumulated Other Comprehensive Income (Note 20)
Gain on translation of foreign operations (Note 2)		2,471		15,560
Loss on translation of foreign operations (Note 2)		(13,195)		(32,435)
Unrealized gain on valuation of available-for-sale securities (Notes 2 and 5)		10,644		8,168
Unrealized gain on valuation of derivatives (Notes 2 and 33)		2,024		—
Increase in equity of associates (Notes 2 and 6)		2,766		3,741
Decrease in equity of associates (Notes 2 and 6)		(4,568)		(806)

Total Accumulated Other Comprehensive Income		142		(5,772)

Retained earnings
Legal reserve (Note 19)		853,326		780,499
Reserve for technology and human resource development (Note 19)		350,000		350,000
Voluntary reserve		6,060,071		4,651,363
Unappropriated retained earnings		2,580,378		3,618,206

Total Retained Earnings		9,843,775		9,400,068

Minority Interests		2,276,003		2,267,252

Total Stockholders’ Equity		11,137,766		10,697,304

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	(Won)	24,126,885	(Won)	24,243,334

See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007		2006
	(In millions of Korean won)
OPERATING REVENUES (Notes 2, 17, 23, 24 and 34)	(Won)	18,660,082	(Won)	17,824,880
OPERATING EXPENSES (Notes 2, 17 and 25)		16,914,741		15,441,504

OPERATING INCOME		1,745,341		2,383,376

NON-OPERATING REVENUES :
Interest income		155,862		111,988
Dividend income		583		1,561
Foreign currency transaction gain		7,508		37,956
Foreign currency translation gain (Note 2)		8,626		126,215
Equity in income of associates (Notes 2 and 6)		24,285		8,685
Gain on breach of contracts		1,821		2,784
Gain on disposal of useless materials		25,328		21,919
Gain on disposal of short-term investments		2,094		880
Gain on valuation of short-term investments		1,085		158
Gain on disposal of available-for-sale securities (Note 5)		9,664		83,581
Reversal of impairment losses of available-for-sale securities (Notes 2 and 5)		76		227
Reversal of impairment losses of held-to-maturity securities (Note 2)		—		12,493
Gain on disposal of equity method investment securities		1,832		5,029
Gain on disposal of property and equipment		29,459		8,953
Gain on disposal of intangible assets		221		131
Reversal of accrued provisions (Note 13)		50,945		21,124
Amortization of negative goodwill (Notes 2 and 10)		518		—
Gain on settlement of derivatives (Note 2)		9,778		8,730
Gain on valuation of derivatives (Notes 2 and 33)		39,664		8,654
Other non-operating revenue		118,633		104,097

Total Non-operating Revenues		487,982		565,165

(Continued)

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007		2006
	(In millions of Korean won)
NON-OPERATING EXPENSES :
Interest expense		466,461		499,169
Other bad debt expense (Note 2)		4,473		19,148
Foreign currency transaction loss		13,064		12,638
Foreign currency translation loss (Note 2)		15,819		15,675
Equity in loss of associates (Notes 2 and 6)		8,407		15,390
Loss on disposal of equity method investment securities		549		143

Contribution payments for research and development		—		10,000

Donations		89,563		76,257
Loss on disposal of available-for-sale securities (Note 5)		828		5,161
Loss on Impairment of available-for-sale securities (Notes 2 and 5)		1,809		2,091
Loss on impairment of investment assets		6,855		899
Loss on disposal of property and equipment		94,775		108,290
Loss on impairment of property and equipment (Notes 2 and 7)		7,990		1,555
Loss on disposal of intangible assets		535		1,541
Loss on impairment of intangible assets (Notes 2 and 10)		9,178		10,885
Loss on disposal of accounts receivable – trade		492		10,881
Loss on lease cancellation		—		22,695
Loss on settlement of derivatives (Note 2)		11,381		25,313
Loss on valuation of derivatives (Notes 2 and 33)		15,542		86,715
Other non-operating expense		37,839		38,249

Total Non-operating Expenses		785,560		962,695

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE		1,447,763		1,985,846
INCOME TAX EXPENSE ON CONTINUING OPERATIONS (Note 26)		356,799		476,125
NEWLY INCLUDED SUBSIDIARY’S NET LOSS BEFORE ACQUISITION		5,810		—

INCOME FROM CONTINUING OPERATIONS		1,096,774		1,509,721

INCOME (LOSS) FROM DISCONTINUING OPERATIONS (Note 27)		74,204		(4)

NET INCOME	(Won)	1,170,978	(Won)	1,509,717

Attributable to :
Equity holders of the parent	(Won)	1,056,227	(Won)	1,291,863
Minority interests		114,751		217,854

	(Won)	1,170,978	(Won)	1,509,717

NET INCOME PER SHARE (Note 28)(*)
Basic income per share from continuing operations (in Korean won)	(Won)	4,754	(Won)	6,153

Basic net income per share (in Korean won)	(Won)	5,112	(Won)	6,155

Diluted income per share from continuing operations (in Korean won)	(Won)	4,754	(Won)	6,146

Diluted net income per share (in Korean won)	(Won)	5,112	(Won)	6,148

(*)	Income per share attributable to the equity holders of the parent

See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common stock		Capital surplus		Capital adjustments		Other comprehensive income		Retained earnings		Minority interests		Total
	(In millions of Korean won)
Balance as of January 1, 2006 (as reported)	(Won)	1,560,998	(Won)	1,391,432	(Won)	(3,870,288)	(Won)	3,166	(Won)	8,786,413	(Won)	2,518,213	(Won)	10,389,934
Dividends		—		—		—		—		(426,113)		(67,814)		(493,927)

Retained earnings after appropriations										8,360,300		2,450,399		9,896,007
Net income for the period		—		—		—		—		1,291,863		217,854		1,509,717
Retirement of treasury stock		—		652		13,913		—		—		—		14,565
Appropriation of retained earnings against loss on disposal of treasury stock		—		—		—		—		(213,664)		—		(213,664)
Appropriation of loss on disposal of treasury stock		—		—		38,431		—		(38,431)		—		—
Acquisition of subsidiaries’ stock		—		(94,435)		—		—		—		(269,433)		(363,868)
Disposal of subsidiaries’ treasury stock		—		5,646		—		—		—		2,052		7,698
Appropriation of subsidiaires’ treasury stock		—		(22,130)		—		—		—		(142,754)		(164,884)
Retirement of subsidiaires’ treasury stock		—		10,848		—		—		—		(10,848)		—
Changes in consolidated entities		—		—		—		—		—		20,492		20,492
Stock options		—		462		227		—		—		(158)		531
Gain (loss) in translation of foreign operations		—		—		—		(10,520)		—		389		(10,131)
Gain on valuation of available-for-sale securities		—		—		—		(1,130)		—		(796)		(1,926)
Increase in equity of associates		—		—		—		2,712		—		55		2,767
Balance as of December 31, 2006		1,560,998		1,292,475		(3,817,717)		(5,772)		9,400,068		2,267,252		10,697,304
Balance as of January 1, 2007 (as reported)		1,560,998		1,292,475		(3,817,717)		(5,772)		9,400,068		2,267,252		10,697,304
Dividends		—		—		—		—		(416,191)		(56,583)		(472,774)
Retained earnings after appropriations		—		—		—		—		8,983,877		2,210,669		10,224,530
Net income for the period		—		—		—		—		1,056,227		114,751		1,170,978
Acquisition of treasury stock		—		—		(196,329)		—		—		—		(196,329)
Disposal of treasury stock		—		—		884		—		—		—		884
Retirement of treasury stock		—		—		196,329		—		(196,329)		—		—
Loss on disposal of treasury stock		—		(133)		—		—		—		—		(133)
Acquisition of subsidiaries’ stock		—		(1,152)		—		—		—		(365)		(1,517)
Increase in subsidiaries’ capital stock		—		212		—		—		—		1,916		2,128
Acquisition of subsidiaries’ treasury stock		—		(392)		—		—		—		(620)		(1,012)
Appropriation of subsidiaires’ treasury stock		—		(14,489)		—		—		—		(79,582)		(94,071)
Changes in consolidated entities		—		(3,302)		—		(20,688)		—		25,096		1,106
Stock options		—		(585)		25		—		—		(687)		(1,247)
Stock grants		—		—		1,022		—		—		—		1,022
Gain on translation of foreign operations		—		—		—		55		—		—		55
Loss on translation of foreign operations		—		—		—		19,240		—		2,896		22,136
Gain(loss) on valuation of available-for-sale securities		—		—		—		2,496		—		1,668		4,164
Gain on valuation of derivatives for cash flow hedge		—		—		—		2,024		—		—		2,024
Increase in equity of associates		—		—		—		(975)		—		261		(714)
Decrease in equity of associates		—		—		—		3,762		—		—		3,762

Balance as of December 31, 2007	(Won)	1,560,998	(Won)	1,272,634	(Won)	(3,815,786)	(Won)	142	(Won)	9,843,775	(Won)	2,276,003	(Won)	11,137,766

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007		2006
	(In millions of Korean won)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	1,170,978	(Won)	1,509,717

Expenses not involving cash payments:
Share-based payment		1,239		531
Accrued severance indemnities		359,473		240,843
Depreciation		3,225,887		3,228,293
Amortization		430,623		389,710
Provision for doubtful accounts		69,790		111,285
Interest expense		27,942		27,292
Foreign currency translation loss		15,810		15,675
Other bad debt expense		3,539		19,148
Loss on disposal of available-for-sale securities		603		5,161
Loss on impairment of available-for-sale securities		1,809		4,185
Loss on impairment of investments		139		899
Equity in loss of associates		6,268		15,390
Loss on disposal of equity method investment securities		549		143
Loss on disposal of property and equipment		94,604		108,290
Loss on impairment of property and equipment		7,990		1,555
Loss on disposal of intangible assets		535		1,541
Loss on impairment of intangible assets		8,957		10,885
Loss on disposal of accounts receivable - trade		15,542		10,881
Loss on settlement of derivatives		11,381		25,313
Loss on valuation of derivatives		492		86,715
Other non-operating expenses		15,943		2,675

Sub-total		4,299,115		4,306,410

Income not involving cash receipts:
Interest income		6,380		8,432
Foreign currency translation gain		8,279		130,038
Gain on disposal of property and equipment		29,382		8,953
Gain on disposal of intangible assets		221		131
Gain on disposal of available-for-sale securities		9,479		83,605
Gain on disposal of short-term investments		2,052		880
Gain on valuation of short-term investments		1,085		158
Equity in income of associates		24,250		8,685
Gain on disposal of equity method investment securities		1,832		5,029
Gain on settlement of derivatives		39,664		8,730
Gain on valuation of derivatives		9,778		8,654
Amortization of negative goodwill		518		518
Reversal of impairment losses of available-for-sale securities		76		227
Reversal of impairment losses of held-to-maturity securities		—		12,493
Other non-operating revenues		4,373		—

Sub-total		(137,369)		(276,533)

(Continued)

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
	(In millions of Korean won)
Changes in assets and liabilities related to operating activities:
Accounts receivable - trade	(388,240)	77,455
Loans	(228,022)	33,134
Accounts receivable - other	123,167	(26,848)
Accrued revenues	(2,538)	791
Advance payments	(25,946)	45,414
Prepaid expenses	(12,522)	(8,343)
Prepaid income taxes	(223)	—
Guarantee deposits	(7,195)	904
Derivative instruments, net	(5,460)	(52,390)
Deferred income tax, net	(45,506)	74,351
Other quick assets	(77)	(151)
Inventories	(65,106)	140,036
Leasehold rights and deposits	(36,349)	(953)
Long-term accounts receivable - trade	(12,166)	159,544
Long-term loans	(7,326)	(192,656)
Long-term accounts receivable - other	(26,910)	183
Other non-current assets	(8,778)	—
Accounts payable - trade	239,238	(132,168)
Accounts payable - other	(242,595)	153,661
Advance receipts	(30,293)	(420)
Withholdings	25,650	16,046
Accrued expenses	67,302	(35,593)
Income taxes payable	(86,281)	184,726
Unearned revenue	2,512	(672)
Key money deposits	4,049	7,967
Accrued provisions	(29,931)	(6,110)
Other current liabilities	(1,143)	3,091
Payment of severance indemnities	(103,955)	(79,533)
Deposits for severance indemnities	(132,471)	(151,773)
Contribution to National Pension Fund	(51)	109
Refundable deposits for telephone installation	(66,145)	(49,670)
Long-term accounts payable - other	—	(6,446)
Other non-current liabilities	35,153	20,296

Sub-total	(1,068,158)	173,982

Net Cash Provided by Operating Activities	4,264,566	5,713,576

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Decrease in short-term financial instruments	182,501	728,351
Disposal of available-for-sale securities	1,183,121	19,303
Decrease in equity method investment securities	10,807	7,001
Collection of held-to-maturity securities	252	607
Collection of long-term loans	25,736	12,649
Decrease in other investment assets	3,480	760
Disposal of land	15,246	14,757
Disposal of buildings	4,791	13,892
Disposal of structures	17	377
Disposal of machinery	68,889	18,643
Disposal of vehicles	16,536	2,005
Disposal of other property and equipment	13,978	8,403
Disposal of construction- in-progress	10	902
Increase of contribution for construction	76,625	66,368
Disposal of intangible assets	706	—

Sub-total	1,602,695	894,018

(Continued)

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
	(In millions of Korean won)
Cash outflows for investing activities:
Acquisition of short-term financial instruments	61,397	31,200
Acquisition of available-for-sale securities	989,112	150,150
Acquisition of equity method investment securities	7,220	11,140
Acquisition of assets and liabilities of consolidated subsidiaries	124,384	—
Acquisition of held-to-maturity securities	5	281
Increase in long-term loans	25,451	10,005
Increase in long-term investment assets	18	1,089
Increase in other investment assets	19,826	23,938
Acquisition of land	1,424	304
Acquisition of buildings	3,398	910
Acquisition of structures	122	148
Acquisition of machinery	65,188	72,420
Acquisition of vehicles	990	2,076
Acquisition of other property and equipment	258,167	118,464
Acquisition of construction-in-progress	3,306,356	3,323,375
Acquisition of intangible assets	188,995	209,433

Sub-total	(5,052,053)	(3,954,933)

Net Cash Used in Investing Activities	(3,449,358)	(3,060,915)

CASH FLOWS FROM FINANCING ACTIVITIES :
Cash inflows from financing activities:
Increase in short-term borrowings	49,601	179,748
Issuance of bonds	777,981	208,680
Increase in long-term borrowings	100,104	76,423
Inflows from capital transactions of consolidated entities	2,128	7,698

Sub-total	929,814	472,549

Cash outflows for financing activities:
Repayment of short-term borrowings	—	109,252
Payment of accounts payable - other	118,470	—
Repayment of current portion of long-term debt	1,353,689	1,207,144
Repayment of long-term borrowings	132	42,543
Repayment of bonds	5,000	34,300
Increase in accounts receivable - trade	—	200,000
Payment of dividends	472,774	426,113
Loss on translation of foreign operations	—	10,131
Acquisition of treasury stock	196,329	213,664
Outflows from capital transactions of consolidated entities	151,666	596,566

Sub-total	(2,298,060)	(2,839,713)

Net Cash Used in Financing Activities	(1,368,246)	(2,367,164)

(Continued)

KT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007		2006
	(In millions of Korean won)
EFFECT OF CHANGES IN CONSOLIDATED ENTITIES		108,992		(3,571)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		462		—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(443,584)		281,926
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		1,828,569		1,546,643

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	(Won)	1,384,985	(Won)	1,828,569

See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

a.	Parent

KT Corporation (“KT”) commenced operations on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunication business and improvement of telecommunication technology under the Korea Telecom Act.

Upon the announcements of the Government-Invested Enterprises Management Basic Act and the Privatization Law, as of October 1, 1997, KT became a government invested institution regulated by the Korean Commercial Code and KT’s shares were listed on the Korea Exchange (formerly “Korea Stock Exchange”) on December 23, 1998. KT issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”), representing these new shares and government-owned shares on the New York Stock Exchange and the London Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

In 2002, KT acquired its 60,294,575 government-owned shares according to the government’s privatization plan for government-owned companies and there is no government-owned share as of December 31, 2007.

KT’s shares as of December 31, 2007 are owned as follows:

	Number of shares	Ownership percentage (%)
Employee Stock Ownership Association	15,342,981	5.58%
National Pension Service	9,870,546	3.59%
Others	178,473,296	64.84%
Treasury stock	71,515,577	25.99%

Total	275,202,400	100.00%

Prior to 1991, KT was the only telecommunication service provider in Korea. Since then, several new providers have entered the markets, as licensed by the MIC; an international call service by LG Dacom, the second telecommunication service provider, in December 1991, and local call service by Hanaro Telecom, the second local call provider, in 1999. Onse Telecom also entered a long-distance call service after its international call service. The entry of these new providers into the markets resulted in severe competition in fixed-line telephone services and high speed internet services in which large growth is not expected in the future. In order to develop new business areas, KT commercialized the Wireless Broadband Internet (“WiBro”) service in 2006 and launched new products such as mixed products which combine certain previous services and Internet Contests On Demand (“ICOD”) services under the new brand name “MegaTV” in 2007.

b.	Consolidated Subsidiaries

The consolidated financial statements included the subsidiaries of which KT is the largest stockholder with more than 30% of ownership interests. The consolidated subsidiaries as of December 31, 2007 are as follows:

Subsidiary	Year of incorporation	Year of obtaining control	Primary business	Location	Financial year end
KT Powertel Co., Ltd. (“KTP”)	1985	1985	Trunk radio system business	Korea	Dec. 31
KT Networks Corporation (“KTN”)	1986	1986	Group telephone management	Korea	Dec. 31
KT Linkus Co., Ltd. (“KTL”)	1988	1988	Public telephone maintenance	Korea	Dec. 31
KT Hitel Co., Ltd. (“KTH”)	1991	1992	Data communication	Korea	Dec. 31
KT Submarine Co., Ltd. (“KTSC”)	1995	1995	Submarine cable construction and maintenance	Korea	Dec. 31
KT Freetel Co., Ltd. (“KTF”)	1997	1997	PCS business	Korea	Dec. 31
KT Commerce Inc. (“KTC”)	2002	2002	B2C, B2B service	Korea	Dec. 31
KTF Technologies Inc. (“KTFT”)	2001	2002	PCS handset development	Korea	Dec. 31
KT Internal Venture Fund No.2	2003	2003	Investment fund	Korea	Feb. 28
KTF M Hows Co., Ltd.	2004	2004	Mobile marketing	Korea	Dec. 31
KT Rental Co., Ltd. (“KTR”)	2005	2005	Rental service	Korea	Dec. 31
Sidus FNH Corporation	2005	2005	Movie production	Korea	Dec. 31
Sidus FNH Benex Cinema Investment Fund	2006	2006	Movie investment fund	Korea	Dec. 31
KT Capital Co., Ltd.	2006	2006	Financing service	Korea	Dec. 31
Telecop Service Co., Ltd. (“TSC”)	2006	2006	Security service	Korea	Dec. 31
Olive Nine Co., Ltd.	1999	2006	Broad casting production	Korea	Dec. 31
KTF M&S Co., Ltd.	2007	2007	PCS distribution	Korea	Dec. 31
KT FDS Co., Ltd.	1990	2007	Software development and system integration	Korea	Dec. 31
Bluecord Technology Co., Ltd.	1991	2007	Semiconductor and telecommunication equipment manufacture	Korea	Dec. 31
Doremi Media Co., Ltd.	1997	2007	Recording device (magneto-optical disk) and music disc manufacture	Korea	Dec. 31
Korea Telecom America, Inc. (“KTAI”)	1993	1993	Foreign telecommunication business	America	Dec. 31
New Telephone Company, Inc. (“NTC”)	1993	1998	Foreign telecommunication business	Russia	Dec. 31
Korea Telecom Japan Co., Ltd. (“KTJ”)	1999	1999	Foreign telecommunication business	Japan	Dec. 31
Korea Telecom China Co., Ltd. (“KTCC”)	2003	2003	Foreign telecommunication business	China	Dec. 31
PT. KTF Indonesia	2005	2005	Foreign telecommunication business	Indonesia	Dec. 31
Super iMax	2007	2007	Wireless high speed internet business	Uzbekistan	Dec. 31
East Telecom	2003	2007	Fixed line telecommunication business	Uzbekistan	Dec. 31
KTSC Investment Management B.V	2007	2007	Management of investment in Super iMax and East Telecom	Netherlands	Dec. 31

Details of investments in subsidiaries as of December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007			2006
Subsidiary	Number of shares	Net asset	Ownership percentage (%)	Number of shares	Net asset		Ownership percentage (%)
KTP	7,771,418	64,304	44.85%	7,771,418	(Won)	61,664	44.85%
KTN	2,000,000	52,794	100.00%	2,000,000		50,789	100.00%
KTL	2,941,668	8,603	93.82%	2,941,668		7,736	93.82%
KTH	22,750,000	173,003	65.94%	22,750,000		161,975	65.94%
KTSC	1,617,000	59,304	36.92%	1,617,000		50,546	36.92%
KTF	102,129,938	4,339,440	52.99%	102,129,938		4,310,032	52.19%
KTC (Note 1)	1,400,000	6,864	100.00%	1,400,000		4,890	100.00%
KTFT	1,090,962	53,876	74.94%	1,090,962		43,037	74.94%
KT Internal Venture Fund No. 2	5,000	5,518	94.34%	5,000		5,453	94.34%
KTF M Hows (Note 2)	510,000	5,969	51.00%	510,000		5,228	51.00%
KTR	6,800,000	48,315	100.00%	6,800,000		40,623	100.00%
Sidus FNH (Note 3)	2,297,000	17,571	51.00%	2,297,000		17,090	51.00%
Sidus FNH Benex Cinema Investment Fund (Note 4)	130	29,892	43.33%	130		30,101	43.33%
KT Capital (Note 5)	20,200,000	100,042	100.00%	20,200,000		99,573	100.00%
TSC (Note 6)	4,644,376	11,524	93.82%	4,644,376		26,446	93.82%
Olive Nine. (Note 7)	8,750,000	19,150	19.47%	8,750,000		21,567	19.68%
KTF M&S (Note 8)	4,000,000	82,226	100.00%	—		—	—
KT FDS (Note 9)	400,000	2,452	100.00%	—		—	—
Bluecord Technology (Note 10)	8,326,507	23,579	35.28%	—		—	—
Doremi Media (Note 11)	321,211	4,059	64.24%	—		—	—
KoreaTelecom Venture Fund No. 1 (Note 12)	—	—	—	180		18,373	90.00%
KTAI	6,000	2,937	100.00%	6,000		2,806	100.00%
KTPI (Note 13)	—	—	—	744,476		(81,027)	100.00%
NTC	5,309,189	156,728	79.96%	5,309,189		117,029	79.96%
KTJ	12,856	830	100.00%	12,856		(76)	100.00%
KTCC	—	947	100.00%	—		813	100.00%
PT. KTF Indonesia (Note 14)	198,000	476	99.00%	198,000		690	99.00%
Super iMax (Note 15)	—	1	60.00%	—		—	—
East Telecom (Note 16)	—	20,075	51.00%	—		—	—
KTSC Investment Management B.V (Note 17)	108	24	60.00%	—		—	—

(Note 1)	KTC is owned 19.0% by KT and 81.0% by KTH, respectively.
(Note 2)	KTF M Hows is owned 51% by KTF.
(Note 3)	Sidus FNH Corporation is owned 35.7% by KT and 15.3% by KTF, respectively.
(Note 4)	Sidus FNH Benex Cinema Investment Fund is owned 13.3% by KT, 6.7% by KTF, 3.3% by KTH and 20.0% by Sidus FNH Corporation, respectively.
(Note 5)	On December 1, 2006, KTR was spun off into KTR and KT Capital Co., Ltd.
(Note 6)	On November 14, 2006, TSC was incorporated through the spin-off from KTL.
(Note 7)	In 2006, KT acquired 8,750,000 shares or 19.7% ownership interest of Olive Nine Co., Ltd. amounting to (Won)22,000 million. As KT holds rights to appoint the majority of the members of the board of directors of Olive Nine Co., Ltd., it is determined that Olive Nine Co., Ltd. is controlled by KT and included in the consolidated subsidiaries. In addition, for the year ended December 31, 2007, Olive Nine Co., Ltd. issued new shares due to the exercise of stock options by its employees. As a result, KT’s ownership interest in Olive Nine Co., Ltd. as of December 31, 2007 has decreased from 19.7% to 19.5%.

(Note 8)	In January 2007, KTF M&S was incorporated as a wholly owned subsidiary of KTF.
(Note 9)	In 2007, KT acquired 100% ownership of KT FDS for (Won)9,008 million.
(Note 10)	In December 2007, KTF acquired 35.28% ownership interest of Bluecord Technology Co., Ltd.
(Note 11)	Doremi Media Co., Ltd. is owned 64.24% by Bluecord Technology Co., Ltd.
(Note 12)	This fund was dissolved in August 2007 and KT’s ownership interest was all collected.
(Note 13)	KTPI was dissolved as of December 31, 2007 according to the resolution by KT’s board of directors at October 25, 2007 and is expected to be liquidated in 2008.
(Note 14)	KTF Indonesia is owned 99.0% by KTF.
(Note 15)	In 2007, KT acquired 60% ownership interest of Super iMax in Uzbekistan for (Won)1,321 million.
(Note 16)	In 2007, KT acquired 51% ownership interest of East Telecom in Uzbekistan for (Won)14,515 million.
(Note 17)	In 2007, KT established KTSC Investment Management B.V. in the Netherlands to manage its investments in certain subsidiaries and acquired a 60% ownership interest of this company for (Won)15 million.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Financial Statement Presentation

KT and its domestic subsidiaries maintain their official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by KT and subsidiaries (the “Company”) that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in equity or cash flows, is not presented in the accompanying consolidated financial statements.

The accompanying consolidated financial statements were authorized by KT’s management on March 18, 2008.

b.	Adoption of Statements of Korea Accounting Standards (“SKAS”)

Through December 31, 2007, the Korea Accounting Standards Board (“KASB”) has issued Statements of Korea Accounting Standards (“SKASs”) No. 1 through No. 25 to revise the previous Financial Accounting Standards. Among these statements, SKAS No. 1 through No. 20 (excluding No. 11) should be applied in the prior periods whereas SKAS No. 11 and No. 21 through No. 25 shall be applied from the current period. Application of these SKASs has no material impact on the Company’s consolidated financial statements for the current period.

Summary of major changes from the application of new SKASs during the current period are as follows:

SKAS	Summary of major changes
No. 11 “Discontinuing Operations”

•     Present income (loss) from discontinuing operations and continuing operations separately on the face of the income statement.

•     Disclose the details of discontinuing operations in the notes to the financial statements of the period in which the initial disclosure event of a discontinuing operation occurs.

•     Reclassify into income (loss) from discontinuing operations in the comparative financial statements of the period in which an initial disclosure event occurs any income or loss that arose in the prior period(s) from the discontinuing operation.

No. 21 “Preparation and Presentation of Financial Statements I”

•     Separate previous investment assets into investment assets and other non-current assets.

•     Separate previous capital adjustments into capital adjustments and accumulated other comprehensive income (loss).

•     Include statement of changes in equity in the set of financial statements.

•     Disclose the details of comprehensive income in the notes.

No. 22 “Share-based Payment”

•     Record compensation cost for stock appreciation right settled by treasury stock in equity.

•     Provide detail guidelines about vesting conditions.

•     Do not allow measurement by intrinsic value for cash settled share-based payment (except for non-public companies).

•     Do not re-measure share-based payment transactions previously granted upon initial public offerings (IPO).

No. 23 “Earnings Per Share”

•     Do not require non-public companies (except for those in the process of IPO) to disclose earnings per share (under the previous Interpretation, only dilutive earnings per share could be omitted).

•     Clarify calculation methods for basic earnings per share and outstanding average common shares.

•     Present earnings per share on the face of the income statement.

SKAS	Summary of major changes
No. 24 “Preparation and Presentation of Financial Statements II”	• Provide basic rules on the classification of accounts in the financial statements of financial institutions.

No. 25 “Consolidated Financial Statements”

•     Present negative minority interest as a deductive item in equity.

•     Present income (loss) attributable to equity holders of the parent and minority interest separately on the face of the income statement.

In addition, any additional income taxes and tax refunds attributable to prior periods are included in income tax expense for the current period in accordance with the amendment of SKAS No. 16 “Income Taxes”.

Such adoptions of new SKASs and amendments to SKASs did not have an effect on the net assets and net income of the Company as of and for the years ended December 31, 2007 and 2006. The accompanying consolidated financial statements for the prior period, presented for comparative purpose, are reclassified in accordance with SKAS No. 21 and SKAS No.16.

c.	Cash and Cash Equivalents

Cash and cash equivalents includes cash, substitute securities including checks issued by others, and checking accounts, ordinary deposits and financial instruments, which can be easily converted into cash and whose value changes due to changes in interest rates are not material, with maturities (or date of redemption) of three months or less upon acquisition.

d.	Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided to cover estimated losses on receivables (account receivable—trade, account receivable—other, loans and other), based on collection experience and analysis of the collectability of individual outstanding receivables.

e.	Inventories

Inventories, which consist mainly of supplies for telecommunication facilities and PCS handsets for sales, are stated at the acquisition cost, with cost determined using the moving average method, except for goods-in-transit and land for construction for which cost are determined using the specific identification method. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at the end of the year. When the market value of inventories (net realizable value for merchandise and current replacement cost for supplies) is less than the carrying value, carrying value is stated at the lower of cost or market. The lower of cost or market method is applied by group of inventories and loss on inventory valuation is presented as a deductive item from inventories and charged to operating expenses. However, when the circumstances that previously caused inventories to be written down below cost no longer exist and the new market value of inventories subsequently recovers, the valuation loss is reversed to the extent of the original valuation loss and the reversal is deducted from operating expenses.

f.	Securities (excluding the equity method investment securities)

Debt and equity securities are initially stated at the market value of consideration given for acquisition (market value of securities acquired if market value of consideration given is not available) plus incidental costs attributable to the acquisition of the securities and are classified into trading, available-for-sale and held-to-maturity securities depending on the purpose and nature of acquisition. Trading securities are presented as short-term investments while available-for-sale securities and held-to-maturity securities are presented as short-term investments or long-term investment securities depending on their nature in the balance sheet. The moving average method for equity securities and the specific identification method for debt securities are used to determine the cost of securities for the calculation of gain (loss) on disposal of those securities.

-	Trading securities

Securities that are bought and held principally for the purpose of selling them in the near term with active and frequent buying and selling, including securities which consist of a portfolio of securities with the clear objective of generating profits on short-term differences in price, are classified as trading securities. Trading securities are recorded at their fair value and unrealized gains or losses from trading securities are recorded as gain (loss) on valuation of trading securities included in the non-operating revenues (expenses).

-	Held-to-maturity securities

Debt securities that have fixed or determinable payments with a fixed maturity are classified as held-to-maturity securities only if the Company has both the positive intent and ability to hold those securities to maturity. However, debt securities, whose maturity dates are due within one year from the balance sheet date are classified as current assets.

After initial recognition, held-to-maturity securities are stated at amortized cost in the balance sheet. When held-to-maturity securities are measured at amortized costs, the difference between their acquisition cost and face value is amortized using the effective interest rate method and the amortization is included in the cost and interest income.

When the possibility of not being able to collect the principal and interest of held-to-maturity securities according to the terms of the contracts is highly likely, the difference between the recoverable amount (the present value of expected cash flows using the effective interest rate upon acquisition of the securities) and book value are recorded as loss on impairment of held-to-maturity securities included in the non-operating expenses and the held-to-maturity securities are stated at the recoverable amount after impairment loss. If the value of impaired securities subsequently recovers and the recovery can be objectively related to an event occurring after the impairment loss was recognized, the reversal of impairment loss are recorded as reversal of impairment loss on held-to-maturity securities included in non-operating revenues. However, the resulting carrying amount after the reversal of impairment loss shall not exceed the amortized cost that would have been measured, at the date of the reversal, if no impairment loss were recognized.

-	Available-for-sale securities

Debt and equity securities that do not fall under the classifications of trading or held-to-maturity securities are categorized and presented as available-for-sale securities included in investment assets. However, if an available-for-sale security matures or it is certain that such security will be disposed of within one year from the balance sheet date, it is classified as a current asset.

Available-for-sale securities are recorded at fair value. Unrealized gain or loss from available-for-sale securities are presented as gain or loss on valuation of available-for-sale securities included in accumulated other comprehensive income of stockholders’ equity. In addition, accumulated gain or loss on valuation of available-for-sale securities are reflected in either gain or loss on disposal of available-for-sale securities or loss on impairment of available-for-sale securities upon disposal or recognition of impairment of the securities. However, available-for-sale equity securities that are not marketable and whose fair value cannot be reliably measured are recorded at acquisition cost.

When there is objective evidence that the available-for-sale securities are impaired and the recoverable amount is lower than the cost (amortized cost for debt securities) of the available-for-sale securities, an impairment loss is recognized as loss on impairment of available-for-sale securities of non-operating expenses and the related unrealized gain or loss remaining in stockholders’ equity is adjusted to the impairment loss. If the value of impaired securities subsequently recovers and the recovery can be objectively related to an event occurring after the impairment loss was recognized, the reversal of impairment loss can be recognized up to the previously recorded impairment loss as a reversal of loss on impairment of available-for-sale securities included in non-operating revenues. However, if the fair value increases after the impairment loss is recognized but does not relate to the recovery of impairment loss as described above, the increase in fair value is recorded in stockholders’ equity.

g.	Equity Method Investment Securities

Investments in equity securities of companies, over which the Company exercises significant influence, are reported using the equity method of accounting.

-	Accounting for changes in the equity of the investee

Under the equity method of accounting, the Company records changes in its proportionate equity of the net assets of the investee depending on the nature of the underlying changes in the investee as follows; (i) “equity in income (loss) of associates” in the non-operating revenues (expense) for net income (loss) of the investee; (ii) “increase (decrease) in retained earnings of associates” in the retained earnings for changes in beginning retained earnings of the investee; (iii) “increase (decrease) in equity of associates” in the accumulated other comprehensive income (loss) for other changes in stockholders’ equity of the investee.

When the equity method investee’s unappropriated retained earnings carried over from prior period changes due to significant error corrections, the Company records the changes in equity as “equity in income (loss) of associates” included in the non-operating revenues (expenses) unless the impact of the changes on the Company’s consolidated financial statements is significant. If the changes results from the changes in accounting policies of the equity method investee, they are reflected in the unappropriated retained earnings carried over from prior period in accordance with SKAS on changes in accounting policy and errors corrections. When the investee declares cash dividends, the dividends to be received are deducted directly from equity method investment securities.

-	Treatment of investment difference

Difference between the acquisition cost and the Company’s proportionate equity in the fair value of net assets of the investee upon acquisition (“Investment difference”) are considered as (negative) goodwill and accounted for in accordance with accounting standards for business combination. The goodwill portion which is amortized over useful lives (4~10 years) on a straight line method and the negative goodwill portion which is amortized over the weighted average useful lives of depreciable non-monetary assets of the investee are included in “equity in income (loss) of associates”.

When the Company’s equity interest in the investee increases due to an increase (or decrease) in contributed capital with (or without) consideration, the changes in the Company’s proportionate equity in the investee is accounted for as investment difference. If the Company’s equity interest decreases, the changes are accounted for as “gain (loss) on disposal of the equity method investment securities”.

-	Difference between the fair value and book value of net assets of the investee

Upon acquisition of the equity method investment securities, the Company’s proportionate shares in the differences between the fair values and book values of the identifiable assets and liabilities of the investee are amortized/reversed and included in “equity in income (loss) of associates” in accordance with the investee’s methods of accounting for the assets and liabilities.

-	Elimination of unrealized gain or loss from intercompany transactions

The Company’s proportionate share in the gain (loss) arising from transactions between the Company and the investee, which remains in the book value of assets held as of balance sheet date is considered unrealized gain (loss) and adjusted to equity method investment securities.

-	Impairment loss on equity method investment securities

When there is objective evidence that the equity method investment securities are impaired and the recoverable amount is lower than the carrying amount of the equity method investment securities, an impairment loss is recognized as “loss on impairment of equity method investment securities” included in non-operating expenses and shall first reduce the unamortized investment difference, if any. When the recoverable amount is recovered after the recognition of impairment loss, the reversal of impairment loss can be recognized as income up to the previously recorded impairment loss. The book value of the equity method investment securities after the reversal of the impairment loss cannot exceed the book value calculated as if the impairment loss had not been originally recognized. The reversal of the impairment loss recognized against the unamortized investment difference is not allowed.

-	Translation of financial statements of overseas investees

For overseas investees whose financial statements are prepared in foreign currencies, the equity method of accounting is applied after assets and liabilities are translated in accordance with the accounting treatments for the translation of the financial statements of overseas’ subsidiaries for consolidated financial statements. The Company’s proportionate share of the difference between assets net of liabilities and stockholders’ equity after translation into Korean won is accounted for as “increase (decrease) in equity of associates” included in the accumulated other comprehensive income (loss).

h.	Property and Equipment

Property and equipment are stated at cost (acquisition cost or manufacturing cost plus expenditures directly related to preparing the asset ready for use), except for those contributed by the government and stated at amounts revalued on January 1, 1982, and assets acquired from investment in kind, by donation or free of charge in other ways are stated at fair value as an acquisition cost. Expenditures after acquisition or completion that increase future economic benefit in excess of the most recently assessed capability level of the asset are capitalized; other expenditures are charged to expense as incurred. Borrowing costs in relation to the manufacture, purchase, construction or development of assets are charged to current operations.

Depreciation is computed by the declining-balance method (except for buildings, structures, underground access to cable tunnels, and concrete and steel telephone poles that are depreciated using the straight-line method) based on the following useful lives of the related units of property and equipment and the accumulated depreciation and impairment are directly deducted from the related assets.

Useful lives (years)
Buildings and structures	5-60
Machinery and equipment:
Underground access to cable tunnels, and concrete and steel telephone poles	20-40
Other	3-15
Vehicles	3-10
Tools, furniture and fixtures	2-20

When the expected future cash flow from use or disposal of the property and equipment is lower than the carrying amount due to obsolescence, physical damage and other, the carrying amount is adjusted to the recoverable amount (the higher of net sales price or value in use) and the difference is recognized as an impairment loss. The Company recorded loss on impairment of property and equipment totaling (Won) 7,990 million for the year ended December 31, 2007. Meanwhile, when the recoverable amount subsequently exceeds the carrying amount of the impaired asset, the excess is recorded as a reversal of impairment loss to the extent that the reversed asset does not exceed the carrying amount before previous impairment as adjusted by depreciation. There was no reversal of impairment loss for the year ended December 31, 2007.

i.	Intangible Assets

Intangible assets are initially recognized at acquisition cost (purchase cost plus expenditures directly related to preparing the asset ready for use) and subsequently presented at amortized cost using the straight-line method, with amortization beginning when the asset is available for use. Meanwhile, rights to utilize buildings and facilities and copyrights are amortized over 30 or 50 years since the Company has contractual or lawful exclusive rights to them.

Intangible assets are amortized based on the following useful lives:-

Useful lives (years)
Research and development cost	3 - 6
Goodwill and negative goodwill	4-10
Software	1.25 - 6
Industrial rights	5 - 10
Frequency usage rights	5.75 from the date of service commencement or 13
Other intangible assets	10 - 50

Research related costs are generally expensed as operating expenses. Development costs which meet certain requirements and from which future economic benefit is certain are capitalized as intangible assets and the amortization over the estimated useful lives is recorded as operating expenses. Development costs associated with new telecommunication businesses such as Integrated Customer Information System (ICIS) and Broadband Integrated Services Digital Network (B-ISDN) and software such as Integrated Logistics Information System, Information Superhighway and Enterprise Resource Planning (ERP) are accounted for as intangible assets.

The Company was elected as a WiBro business provider on January 20, 2005 and paid (Won)125,800 million to the MIC in exchange for the usage right to frequency range of 2331.5~2358.5 Mhz obtained on March 30, 2005. The rights have a contractual life of 7 years from the grant date and are amortized over the remaining contractual life commencing from June 30, 2006 when commercial service was initiated.

On December 15, 2000, KTF acquired the license to provide third generation mobile services utilizing 2GHz frequency band (“IMT-2000 service”) for which a total payment of (Won)1,300 billion is to be paid to MIC as a license fee. KTF paid (Won)650 billion out of the total license fee on March 20, 2001 and the remaining balance of (Won)650 billion is required to be paid including interest for five years from 2007 to 2011 of which (Won)90 billion was paid in 2007. As of December 31, 2007, the unpaid license fees amounting to (Won)515,208 million (including current portion of (Won)108,920 million), net of present value discount of (Won)44,792 million (including current portion of (Won)1,080 million), are recorded as current or non-current liabilities. Interest rate applied to these accounts payable—other is the average of three-year Government bond interest rates as of 21st day of each month from March of prior year to February of current year minus 0.75%.

Future payment schedule of the license fees as of December 31, 2007 is as follows (in millions of Korean won):

Year ending December 31,
2008	(Won)	110,000
2009		130,000
2010		150,000
2011		170,000

Total	(Won)	560,000

The Company tests for impairment of intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount of the assets. When the recoverable amount (the higher of net sales price or value in use) of intangible assets is significantly lower than the carrying amount due to obsolescence, and other, the difference is recognized as an impairment loss. When the recoverable amount subsequently exceeds the carrying amount of the impaired asset, the excess is recorded as a reversal of impairment loss to the extent that the reversed asset does not exceed the carrying amount before the previous impairment as adjusted for amortization. The Company recorded loss on impairment of intangible assets totaling (Won)8,957 million for the year ended December 31, 2007. There was no reversal of impairment loss for the year ended December 31, 2007.

Goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired related to entities that are being consolidated, is amortized on a straight-line basis over a reasonable period. However, if the recoverable amount is significantly lower than the book value, an impairment loss on goodwill is charged against current earnings. Negative goodwill, which represents the excess of the fair value of net identifiable assets acquired over the acquisition cost, is recorded as a contra account (reduction) to intangible assets. For the year ended December 31, 2007, the amortization of goodwill of (Won)138,405 million is included in operating expenses and the reversal of negative goodwill of (Won)518 million is included in non-operating revenues.

j.	Government Subsidies and Others

Government subsidies and contributions for construction granted for the purpose of acquisition of certain assets are recorded as a deduction from the assets granted or other assets acquired for the temporary use of the assets granted. When the related assets are acquired, they are recorded as a deduction from the acquired assets and offset against the depreciation of the acquired assets over their useful lives. In addition, government subsidies and contributions for construction without any repayment obligation is offset against the related expenses for which they are intended to compensate, however, if there is no matching expense, they are recorded as operating or non-operating revenue depending on whether they are directly related to the Company’s principal operating activities. Government subsidies and contributions for construction with a repayment obligation is recorded as a liability.

k.	Present Value Discount for Assets and Liabilities

Receivables or payables from long-term installment transactions, long-term loans/borrowings or the other similar transactions are stated at present value which is determined by discounting total amounts receivable or payable in the future using the effective interest rate, if the nominal value is significantly different from the present value. The discount or premium resulting from the determination of present value should be reported in the balance sheet as a direct deduction from or addition to the nominal value of the related receivables or payables and the amortization by the effective interest rate method is included in the period income (loss).

l.	Translation of Assets and Liabilities Denominated in Foreign Currency

Transactions denominated in foreign currencies are recorded in Korean won translated at the exchange rate prevailing on the transaction date and the resulting gain (loss) from foreign currency transactions is included in non-operating revenues (expenses). Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which were, for US dollars, (Won)938.2: USD 1 and (Won)929.6: USD 1 at December 31, 2007 and 2006, respectively, and the resulting gain (loss) from foreign currency translation is included in non-operating revenues (expenses).

m.	Convertible and Exchangeable Bonds

The proceeds from issuance of convertible bonds are allocated between the conversion right and the debt issued. When additional amount is paid upon maturity to guarantee certain yield rate, the redemption premium is recognized as an addition to the convertible bonds and the conversion right, which represents the difference between the issue price of the convertible bonds and the present value of normal bonds, is accounted for as capital surplus. The redemption premium, the conversion right and the expenses incurred for the issuance of the bonds are adjusted to the bonds and amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds.

Effective January 1, 2003, the Company adopted SKAS No. 9, “Convertible Securities” which requires the separate recognition of the capital features. However, as allowed by the transaction clause of the Statement, the Company recorded the exchangeable bonds issued prior to the effective date as a single accounting unit. Meanwhile, the exchangeable bonds were fully redeemed by the Company on December 29, 2006.

n.	Provisions for Severance Indemnities

In accordance with KT and its domestic subsidiaries’ policies, all employees with more than one year of service are entitled to receive lump-sum severance payments upon termination of their employment, based on their current rates of salary and length of service. The accrual for severance indemnities is computed as if all employees were to terminate at the balance sheet dates and amounted to (Won)1,566,313 million and (Won)1,308,069 million for the years ended December 31, 2007 and 2006, respectively.

The Company has insured a portion of its obligations for severance indemnities by making deposits, that will be directly paid to employees, with Samsung Life Insurance and other and records them as deposits for severance insurance deposits which is directly deducted from the accrued severance indemnities.

o.	Provisions

The Company recognizes a provision for a liability with uncertain timing or amount when (1) there is a present obligation of the Company arising from past events, (2) it is highly likely that an outflow of resources will be required to settle the obligation, and (3) the amount for the settlement of the obligation can be reliably measurable.

If there is a significant difference between the nominal value and present value of such provision, the provision is stated at the present value of the expenditures expected to be required to settle the obligation.

p.	Derivative Instruments

The Company records rights and obligations arising from derivative instruments in assets and liabilities, which are stated at fair value. Gains and losses that result from the changes in the fair value of derivative instruments are recognized in current earnings. However, for derivative instruments that cash flow hedge accounting applies to, the effective portion of the gain or loss on the derivatives instruments are recorded as gain (loss) on valuation of derivatives included in the accumulated other comprehensive income (loss).

q.	Share-based Payment

The Company’s share-based payment transactions are accounted for in accordance with SKAS No.22 “Share-based Payment” which is effective from fiscal year beginning on or after December 31, 2006. As allowed in the transition clause of SKAS No. 22, for employee stock options granted before January 1, 2007, the Company accounts for them in accordance with Interpretation No. 39-35 “Accounting for Stock Options”.

(i)	Stock options

The Company has granted stock options to its executive officers and directors prior to January 1, 2007, and for equity-settled stock options, the Company records compensation expenses which are allocated over the period in which the options vest with the corresponding credit to the stock options of the capital adjustments. When the options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustments account and the par value of the new shares issued, is recorded as additional paid-in capital. In the event the Company grants stock options based on cash-settled share-based payment, the Company records compensation expenses which are allocated over the period in which the options vest with the corresponding liability recorded.

When stock options are forfeited because the specified vesting requirements are not satisfied, previously recognized compensation costs are reversed to earnings and the corresponding capital adjustments or liabilities are reversed as well. When stock options expire unexercised, previously recognized compensation costs and corresponding capital adjustments are reversed to capital surplus.

(ii)	Share-based payment

Share-based payments granted on or after January 1, 2007 are measured as below:

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity (capital adjustments), directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Company measures the value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.

For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company re-measures the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognized in profit or loss for the period.

For share-based payment transactions in which the terms of the arrangement provide either the Company or the supplier of goods or services with a choice of whether the Company settles the transaction in cash or by issuing equity instruments, the Company is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Company has incurred a liability to settle in cash (or other assets), or as an equity-settled share-based payment transaction if, and to the extent that, no such liability has been incurred.

r.	Accounting for Leases

A lease is classified as a finance lease or an operating lease depending on the extent of transfer to the Company of the risks and rewards incidental to ownership. If a lease meets any one of the following criteria, it is accounted for as a finance lease:

•	The lease transfers ownership of the asset to the lessee by the end of the lease term;

•	The lessee has the option to purchase the asset at a bargain price and it is certain that the option will be exercised;

•	The lease term is for the major part (75% or more) of the economic life of the asset even if title is not transferred;

•	At the date of lease commencement the present value of the minimum lease payments amounts to at least substantially all (90% or more) of the fair value of the leased asset; or

•	The leased assets are of such a specialized nature that only the Company can use them without major modifications.

All other leases are treated as operating leases.

For operating leases, lease payments excluding guaranteed residual value are recognized as an expense on a straight-line basis over the lease term and contingent rent is expensed as incurred. Finance leases are recognized as assets and liabilities at the lower of fair value of the leased property or the present value of the minimum lease payments discounted using the implicit interest rate of the lessor (or the Company’s incremental borrowing rate if the implicit interest rate is not practicable to determine). Any initial direct costs incurred by the Company are added to the amount recognized as an asset. The depreciation policy for depreciable leased assets is consistent with that for the similar depreciable assets that are owned by the Company. Annual minimum lease payments excluding guaranteed residual value is allocated to interest expense, which is calculated using the effective interest rate, and finance lease repayment amount. Contingent rent relating to finance are charged as expenses in the periods in which they are incurred, however, if the amount is material it is allocated to principal and interest, respectively, over the remaining lease term.

s.	Revenue Recognition

The Company’s service revenues, which include revenues derived from telephone services, internet services and data services, are recognized on a service-rendered basis. In connection with such services, the MIC and other government entities have extensive authority to regulate the Company’s fees. The MIC has responsibility for approving rates for local service and interconnection and broadband internet access services provided by the Company. As for other telecommunication services, the related rates are just required to be reported to the MIC.

The Company recognizes sales on PCS handsets when these are delivered to the dealers. In addition, the Company’s construction revenue is recognized by reference to the percentage of completion of the contract which is calculating the ratio of the actual contract costs incurred to date to the estimated total contract costs.

Meanwhile, the Company recognizes sales revenues on a gross basis when the Company is the primary obligor in the transactions with customers and if the Company merely acts as an agent for the buyer or seller from whom it earns a commission, then the sales revenues are recognized on a net basis.

t.	Income Taxes

When the Company recognizes deferred income tax assets or liabilities for the temporary differences between the carrying amount of an asset and liability and tax base, a deferred income tax liability for taxable temporary difference is fully recognized except to the extent in accordance with income tax related SKAS while a deferred tax asset for deductible temporary difference is recognized to the extent that it is almost certain that taxable profit will be available against which the deductible temporary difference can be utilized. Deferred income tax asset (liability) is classified as current or non-current asset (liability) depending on the classification of related asset (liability) in the balance sheet. Deferred income tax asset (liability) which does not relate to specific asset (liability) account in the balance sheet such as deferred income tax asset recognized for tax loss carryforwards is classified as current or non-current asset (liability) depending on the expected reversal period. Deferred income tax assets and liabilities in the same tax jurisdiction and in the same current or non-current classification are presented on a net basis. Current and deferred income tax expense are included in income tax expense in the statement of operations and additional income taxes or tax refunds for the prior periods are included in income tax expense for the current period when recognized. However, income taxes resulting from transactions or events, which were directly recognized in stockholders’ equity in current or prior periods, or business combinations are directly adjusted to equity account or goodwill (or negative goodwill).

The Company early adopted the KAI Opinion 06-2 “Deferred Income Taxes on Investments in Subsidiaries, Associates and Interests in Joint Ventures,” in 2006, which requires the Company to consider the temporary differences from investments in subsidiaries, associates and interest in joint ventures as a whole instead of segregating them subject to their nature in determining whether or not to recognize their income tax effect.

u.	Use of Estimates

The Company’s management uses reasonable estimates and assumptions in preparing the accompanying non-consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea. The estimates and assumptions can change according to additional experiences, changes in circumstances, new information and other and may be different from actual results.

v.	Elimination of Inter-Company Unrealized Gain/Loss

Unrealized gains and losses included in the inventories, property and equipment and other which were acquired by transactions amongst KT and subsidiaries are fully eliminated using the gross margin ratio of the transactions and the gains and losses on disposal.

w.	Translation of Overseas Subsidiaries’ Financial Statements

For overseas subsidiaries whose financial statements are prepared in foreign currencies, assets and liabilities are translated at the exchange rate at the consolidated balance sheet date and statement of income items are translated at the average exchange rate for the respective fiscal period. Net translation adjustments are recorded as gain (loss) on translation of foreign operations included in the accumulated other comprehensive income.

x.	Changes in Consolidated Entities

For the year ended December 31, 2007, KTF M&S, KT FDS, Bluecord Technology Corp., Doremi Media Co.,Ltd., KTSC IM B.V, Super iMAX and East Telecom are newly acquired in 2007 and included in the consolidation. Meanwhile, Korea Telecom Venture Fund No.1, which was dissolved and in which interests were collected in 2007, and Korea Telecom Philippines, Inc., which will be liquidated in 2008, is excluded from the consolidation.

y.	Reclassifications of Prior Year Financial Statements

Certain reclassifications have been made in prior year financial statements to conform to classifications used in the current period. Such reclassifications did not have an effect on the net assets and net income of the Company as of and for the year ended December 31, 2006.

3.	RESTRICTED DEPOSITS

Details of restricted deposits as of December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007		2006		Description
Short-term financial instruments Time deposits	(Won)	1,904	(Won)	2,624	Guarantee deposits and others
Long-term financial instruments Checking account deposit		61		623	Checking account deposit and others

Total	(Won)	1,965	(Won)	3,247

4.	INVENTORIES

Inventory valuations as of December 31, 2007 and 2006 are summarized as follows (in millions of Korean won):

	2007						2006
	Cost		Lower of cost or market value		Valuation allowance		Cost		Lower of cost or market value		Valuation allowance
Merchandise	(Won)	284,313	(Won)	250,028	(Won)	(34,285)	(Won)	235,239	(Won)	192,266	(Won)	(42,973)
Supplies		35,169		30,538		(4,631)		22,552		21,687		(865)
Other		18,538		18,538		—		23,242		23,242		—

	(Won)	338,020	(Won)	299,104	(Won)	(38,916)	(Won)	281,033	(Won)	237,195	(Won)	(43,838)

5.	SECURITIES

Securities as of December 31, 2007 and 2006 are summarized as follows (in millions of Korean won):

a.	Short-term investments

	2007		2006
Short-term financial instruments	(Won)	305,540	(Won)	312,592
Short-term loans		104,057		122,645
Beneficiary certificates		46,085		31,358
Available-for-sale securities (Equity securities)		3,064		202,048
Available-for-sale securities (Debt securities)		1,419		2,288
Held-to-maturity securities		5		32

Total	(Won)	460,170	(Won)	670,963

b.	Trading securities

	2007		2006
Beneficiary certificates	(Won)	46,085	(Won)	31,358

c.	Available-for-sale securities

Equity securities

	2007
	Percentage of ownership (%)	Acquisition cost		Fair value or net book value		Book value		Unrealized gains (losses) (Note 1)
Current assets:
Beneficiary certificates		(Won)	563	(Won)	973	(Won)	973	(Won)	410
Infravalley, Inc.	3.8%		200		2,091		2,091		1,891

Sub total			763		3,064		3,064		2,301

Non-current assets:
Krtnet Corp.	7.4%		1,954		4,122		4,122		2,168
GaeaSoft Corp.	2.0%		533		756		756		223
Zakang Inc.	0.0%		300		5		5		(295)
Geotel Corp.	7.8%		1,143		4,322		4,322		3,179
PT.Mobile-8	2.3%		10,069		10,508		10,508		439
Solid Technologies, Inc.	4.7%		590		4,120		4,120		3,530
EST Soft Corp.	14.2%		1,650		5,062		5,062		3,412
Ongamenet Co., Ltd.	11.4%		1,061		4,831		4,831		3,645
Cape Industries Ltd.	0.1%		125		226		226		101
Bixolon Co., Ltd.	0.0%		11		9		9		(2)
Sesil Corporation.	0.4%		199		225		225		26
Zmos Technology, Inc. (Note 2)	8.6%		1,872		506		1,872		—
Shinhan Venture Capital Co., Ltd. (Note 2)	0.0%		1,800		900		900		—
Korea Information Certificate Authority, Inc. (Note 2)	9.3%		2,000		1,891		2,000		—
KM Credit Information Inc. (Note 2)	6.4%		1,202		—		—		—
Korea Software Financial Cooperative (“KSFC”) (Note 2)	1.1%		1,160		1,315		1,160		—
Digitalinside Co., Ltd. (Note 2)	10.2%		499		766		499		—
Vacom, Wireless Inc. (Note 2)	16.8%		1,880		1,122		641		—
CXP, Inc. (Note 2)	12.1%		1,200		8		50		—
CEC Mobile (Note 2)	16.7%		4,456		—		—		—
Korea Smart Card Co., Ltd. (Note 2)	0.7%		326		90		24		—
Metrix Corporation Inc. (Note 2)	2.0%		200		25		14		—
Wiz Communication Co., Ltd. (Note 2)	18.4%		490		823		490		—
MIC2001-4TG Venture (Note 2)	5.0%		350		350		350		—
Korea Telecommunications Operators Association (“KTOA”) (Note 2)	9.9%		689		689		689		—
Prime Venture Capital Corp. (Note 2)	2.7%		1,000		194		—		—
DirectMedia Co., Ltd. (Note 2)	12.5%		435		309		248		—
Ncerti Co., Ltd. (Note 2)	19.9%		328		407		328		—
ICO Global Communication Ltd. (Note 2)	0.2%		617		—		—		—
Softbank Korea Co., Ltd. (Note 2)	6.7%		1,406		959		959		—
Binext CT Financial Cooperative (Note 2)	15.0%		1,500		1,454		1,500		—
Entaz Co., Ltd. (Note 2)	10.1%		1,000		828		1,000		—
Luxpia Co., Ltd. (Note 2)	6.0%		1,000		1,000		1,000		—
Paramount Music Co., Ltd. (Note 2)	48.9%		1,000		368		1,000		—
Neighbor Systems Co., Ltd. (Note 2)	10.4%		525		451		525		—
Digital Multimedia Interactive Co., Ltd. (Note 2)	8.0%		495		229		495		—
Beneficiary certificates			14,730		14,325		14,325		(405)
Others(Note 2)			30,743		13,524		15,299		—

Sub total			90,538		76,719		79,554		16,021

Total		(Won)	91,301	(Won)	79,783	(Won)	82,618	(Won)	18,322

	2006
	Percentage of ownership (%)	Acquisition cost		Fair value or net book value		Book value		Unrealized gains (losses) (Note 1)
Current assets:
Beneficiary certificates and others	—	(Won)	201,000	(Won)	202,048	(Won)	202,048	(Won)	1,048

Sub total	—		201,000		202,048		202,048		1,048

Non-current assets:
Krtnet Corp.	7.4%		1,954		4,200		4,200		2,247
GaeaSoft Corp.	2.0%		533		1,084		1,084		551
Zakang Inc.	0.5%		300		13		13		(287)
Geotel Corp.	7.8%		263		2,970		2,970		2,707
PT.Mobile	2.3%		10,069		13,321		13,321		3,252
Dalsvyaz	2.6%		590		704		704		114
Solid Technologies, Inc.	4.8%		590		6,640		6,640		6,050
Eluon Corporation	4.7%		200		226		226		26
Zmos Technology, Inc. (Note 2)	2.9%		1,872		1,872		1,872		—
Shinhan Venture Capital Co., Ltd. (Note 2)	10.0%		1,800		900		900		—
MBC-ESS Sport (Note 2)	9.0%		1,800		1,046		1,800		—
KTB Network Co., Ltd. (Note 2)	10.0%		1,108		337		337		—
Korea Information Certificate Authority, Inc. (Note 2)	9.4%		2,000		1,544		2,000		—
KM Credit Information Inc.(Note 2)	9.3%		1,202		—		—		—
Korea Software Financial Cooperative (“KSFC”) (Note 2)	1.6%		1,160		1,745		1,160		—
EST Soft Corp. (Note 2)	15.0%		1,650		2,615		1,650		—
Digitalinside Co., Ltd. (Note 2)	19.4%		499		1,255		499		—
Vacom, Wireless Inc. (Note 2)	16.8%		1,880		641		641		—
CXP, Inc. (Note 2)	12.1%		1,200		50		50		—
Ongamenet Co., Ltd. (Note 2)	11.4%		1,186		2,420		1,061		(125)
CEC Mobile (Note 2)	16.7%		4,456		1,507		1,507		—
NETS Co., Ltd. (Note 2)	11.7%		300		108		108		—
Korea Smart Card Co., Ltd. (Note 2)	1.1%		326		24		24		—
Metrix Corporation Inc. (Note 2)	2.0%		200		14		14		—
Wiz Communication Co., Ltd. (Note 2)	18.4%		490		475		490		—
MIC2001-4TG Venture (Note 2)	5.0%		350		350		350		—
Korea Telecommunications Operators Association (“KTOA”) (Note 2)	—		689		689		689		—
Prime Venture Capital Corp. (Note 2)	10.0%		1,000		—		—		—
DirectMedia Co., Ltd. (Note 2)	16.1%		435		285		248		—
Ncerti Co., Ltd. (Note 2)	19.9%		328		476		328		—
ICO Global Communication Ltd. (Note 2)	0.1%		617		—		—		—
Softbank Korea Co., Ltd. (Note 2)	6.7%		1,406		959		959		—
Binext CT Financial Cooperative (Note 2)	15.0%		1,500		1,483		1,500		—
Entaz Co., Ltd. (Note 2)	10.1%		1,000		701		1,000		—
KBSN (formerly “KBSsky”) (Note 2)	5.9%		950		950		950		—
Anyusernet Co., Ltd. (Note 2)	4.3%		700		700		700		—
Carpoint Co., Ltd. (Note 2)	15.0%		998		998		998		—
Beneficiary certificates	—		3,000		2,866		2,866		(134)
Others (Note 2)	—		23,258		13,120		11,204		—

Sub total			73,859		69,288		65,063		14,401

Total		(Won)	274,859	(Won)	271,336	(Won)	267,111	(Won)	15,449

(Note 1)	The amounts are not adjusted for the tax effects and minority interests in consolidated subsidiaries.
(Note 2)	Investments in equity securities above, which are recorded at book value of (Won)31,043 million and (Won)33,039 million for the years ended December 31, 2007 and 2006, respectively, do not have readily determinable fair values and therefore are stated at cost. In addition, if the estimated recoverable amount of the securities below their acquisition cost and such difference is not deemed recoverable, write-downs of the individual securities are recorded to reduce the carrying value.

For the year ended December 31, 2007, the Company disposed of its investments in Pivotec Co., Ltd., KINX Co., Ltd. and other investments and recognized gross gains and losses on disposal of available-for-sale securities amounting to (Won)9,664 million and (Won)828 million, respectively. The impairment loss on the investment in KTFEN Co., Ltd., which was previously recognized due to the decline in the recoverable amount, was reversed by (Won)76 million up to the acquisition cost for the year ended December 31, 2007 since the recoverable amount was recovered. As the estimated recoverable amount of the investment in Macom Co., Ltd. fell below the acquisition cost and such difference is not deemed recoverable, the Company recognized an impairment loss amounting to (Won)1,809 million for the year ended December 31, 2007.

For the year ended December 31, 2007, Korea Telecom Venture Fund No.1 (the “Fund”) was excluded from the Company’s consolidation and, accordingly, the Fund’s investment in KBSN (formerly “KBSsky”), Anyusernet Co., Ltd., Carpoint Co., Ltd. and other were removed from available-for-sale securities.

Debt securities

		2007
		Maturity	Amortized cost		Fair value		Unrealized gains (losses) (Note)
Current assets:
Government and public bonds	National and local governments	2008	(Won)	929	(Won)	929	(Won)	—
Convertible bonds	DreamWiz Inc.	2008		490		490		—

Sub total				1,419		1,419		—

Non-current assets:
Government and public bonds	National and local governments	2009~2013		208		208		—
Convertible bonds	Borazon Co., Ltd.	2009		600		600		—
	Neurons Inc.	2009		650		650		—
	ImageClick Corporation.	2009		400		400		—
Bonds with warrant	Nexscien Co., Ltd.	2010		1,940		1,940		—

Sub total				3,798		3,798		—

Total			(Won)	5,217	(Won)	5,217	(Won)	—

		2006
		Maturity	Amortized cost		Fair value		Unrealized gains (losses) (Note)
Current assets:
Government and public bonds	National and local governments	2007	(Won)	599	(Won)	599	(Won)	—
Bond fund	SKG	2007		67		116		49
	Korea Exchange bank Pro New MMF3	2007		29		35		6
	BS clean MMF AT-3	2007		474		938		464
Bonds with warrant	Nexpop Inc.	2007		600		600		—

Sub total				1,769		2,288		519

Non-current assets:
Government and public bonds	National and local governments	2008~2013		1,273		1,273		—

Sub total				1,273		1,273		—

Total			(Won)	3,042	(Won)	3,561	(Won)	519

(Note)	The amounts are not adjusted for the tax effects and minority interests in consolidated subsidiaries.

Changes in Unrealized Gain (Loss)

	2007				2006
	Equity securities		Debt securities		Equity securities		Debt securities
Balance at beginning of period	(Won)	15,449	(Won)	519	(Won)	2,486	(Won)	292
Realized gains on disposal of securities, net		(1,074)		(519)		(5,290)		75
Changes in unrealized gains (losses), net		3,947		—		18,253		152

Balance at end of period	(Won)	18,322	(Won)	—	(Won)	15,449	(Won)	519

The amounts are not adjusted for the tax effects and minority interests in consolidated subsidiaries.

d.	Held-to-maturity Securities

		2007
		Maturity	Amortized cost		Book value
Current assets:
Government and public bonds	National and local governments	2008	(Won)	5	(Won)	59

Sub total				5		5

Non-current assets:
Government and public bonds	National and local governments	2009~2012		84		84
Subordinated bonds	Shinhan Bank	2009		100		100
Asset backed securities	DCIF 1 Co,m Ltd.	2009		60		60

Sub total				244		244

Total			(Won)	249	(Won)	249

		2006
		Maturity	Amortized cost		Book value
Current assets:
Government and public bonds	National and local governments	2007	(Won)	32	(Won)	32

Sub total				32		32

Non-current assets:
Government and public bonds	National and local governments	2008~2012		308		308
Subordinated bonds	Shinhan Bank	2009		100		100

Sub total				408		408

Total			(Won)	440	(Won)	440

6.	EQUITY METHOD INVESTMENT SECURITIES

Investments in securities accounted for using the equity method as of December 31, 2007 and 2006 are summarized as follows (in millions of Korean won):

a.	Details of Equity Method Investment Securities

	2007
	Number of shares	Percentage of ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
Korea Telephone Directory Co., Ltd. (“KTD”)	1,360,000	34.0%	(Won)	6,800	(Won)	8,085	(Won)	8,085	(Won)	—
Korea Information Technology Fund	100	33.3%		100,000		110,826		110,826		—
KBSi Co., Ltd.	952,000	32.4%		4,760		3,408		3,408		—
eNtoB Corp.	880,000	27.5%		5,000		6,725		7,039		—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	22,706,000	23.0%		195,976		3,036		24,892		—
Sky Life Contents Fund	45	22.5%		4,500		4,997		4,997		—
Kiwoom Investment Co. Ltd. (formerly, “Korea IT Venture Partners Inc”)	1,800,000	20.2%		9,000		7,147		7,147		—
Goodmorning F Co., Ltd. (Note 1)	114,000	19.0%		254		1,151		1,151		—
Korea New Realty Development and Construction Co., Ltd (“KNRDC”) (Note 1)	266,000	19.0%		506		3,788		3,788		—
Korea Information Data Corp. (“KID”) (Note 1)	760,000	19.0%		3,800		13,541		13,541		—
Korea Information Service Corp. (“KIS”) (Note 1)	570,000	19.0%		2,850		10,792		10,792		—
Korea Seoul Contact all Co., Ltd. (Note 1)	45,600	19.0%		228		271		271		—
Korea Service and Communication Co., Ltd. (Note 1)	45,600	19.0%		228		274		274		—
Korea Call Center Co., Ltd. (Note 1)	45,600	19.0%		228		266		266		—
TMWorld Co., Ltd. (Note 1)	45,600	19.0%		228		294		294		—
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 1)	45,600	19.0%		228		275		275		—

	2007
	Number of shares	Percentage of ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
Exdell Corporation (Notes 1 and 2)	38,000	19.0%		190		177		177	—
Information Technology Service Kangbuk Corporation (Notes 1 and 2)	38,000	19.0%		190		190		190	—
Information Technology Solution Nambu Corporation (Notes 1 and 2)	38,000	19.0%		190		190		190	—
Information Technology Solution Seobu Corporation (Notes 1 and 2)	38,000	19.0%		190		190		190	—
Information Technology Solution Busan Corporation (Notes 1 and 2)	38,000	19.0%		190		190		190	—
Information Technology Solution Jungbu Corporation (Notes 1 and 2)	38,000	19.0%		190		190		190	—
Information Technology Solution Honam Corporation (Notes 1 and 2)	38,000	19.0%		190		190		190	—
Information Technology Solution Daegu Corporation (Notes 1 and 2)	38,000	19.0%		190		190		190	—
Mostech Co., Ltd. (Note 1)	200,000	17.9%		5,000		316		3,016	—
Korea Telecom Philippines, Inc. (“KTPI”) (Note 3)	744,476	100.0%		2,481		—		—	—
Mongolian Telecommunications (“MTC”)	10,348,111	40.0%		3,450		10,020		10,020	41,491
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”) (Note 4)	50	50.0%		5,000		5,011		5,011	—
KTF-DoCoMo Mobile Investment Fund (Note 5)	45	45.0%		4,500		4,491		4,491	—
Boston Film Fund (Note 6)	800	39.0%		8,000		7,149		7,149	—
Harex InfoTech Inc.	225,000	21.2%		3,375		417		1,183	—
Olive Nine Entertainment Co., Ltd. (Notes 7 and 9)	140,000	67.7%		4,200		(629)		659	—
The Contents Entertainment (Note 9)	30,500	50.8%		1,754		158		1,578	—
Olive Nine Creative Co., Ltd.	40,000	42.9%		200		218		218	—
Tourtainment, Inc.	15,000	24.6%		150		34		34	—
Music City China Co., Ltd (Notes 8 and 9)	—	100.0%		144		—		—	—
Doremi Music Publishing Co., Ltd (Notes 8 and 9)	10,000	100.0%		200		237		217	—
Bluecord Corp. (Notes 8 and 9)	3,000,000	100.0%		2,778		1,684		1,611	—
PARANGOYANGI (Notes 8 and 9)	4,000,000	100.0%		2,900		58		58	—
Music City Media Co., Ltd. (Notes 8 and 9)	208,000	94.6%		1,040		(527)		—	—
Dooristar Co., Ltd.(Note 8)	8,060	49.0%		1,500		230		112	—
Oscar ent. Co., Ltd. (Note 8)	7,865	49.0%		650		417		417	—
Netcom	156	26.5%		90		90		90	—
TPS (Note 9)	—	100.0%		165		165		165	—

Total			(Won)	383,683	(Won)	205,922	(Won)	234,582

	2006
	Number of shares	Percentage of ownership (%)	Acquisition cost		Equity in net asset value		Book value
Korea Telephone Directory Co., Ltd. (“KTD”)	1,360,000	34.0%	(Won)	6,800	(Won)	7,867	(Won)	7,867
Korea Information Technology Fund	100	33.3%		100,000		101,609		101,609
KBSi Co., Ltd.	952,000	32.4%		4,760		2,810		2,810
Kiwoom Investment Co. Ltd. (formerly, “Korea IT Venture Partners Inc”)	1,800,000	28.0%		9,000		9,204		9,204
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	22,706,000	26.7%		195,976		(17,203)		16,455
eNtoB Corp.	760,000	23.8%		3,800		5,112		5,112
Sky Life Contents Fund	45	22.5%		4,500		5,050		5,050
Goodmorning F Co., Ltd. (Note 1)	114,000	19.0%		273		826		826
Korea New Realty Development and Construction Co., Ltd (“KNRDC”) (Note 1)	266,000	19.0%		487		2,375		2,375
Korea Information Data Corp. (“KID”) (Note 1)	760,000	19.0%		3,800		12,230		12,230
Korea Information Service Corp. (“KIS”) (Note 1)	570,000	19.0%		2,850		8,382		8,382
Korea Seoul Contact all Co., Ltd. (Note 1)	45,600	19.0%		228		228		228
Korea Service and Communication Co., Ltd. (Note 1)	45,600	19.0%		228		228		228
Korea Call Center Co., Ltd. (Note 1)	45,600	19.0%		228		228		228
TMWorld Co., Ltd. (Note 1)	45,600	19.0%		228		228		228
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 1)	45,600	19.0%		228		228		228
Mostech Co., Ltd. (Note 1)	200,000	17.9%		5,000		715		4,186
Pivotec Co., Ltd. (Note 1)	150,541	15.6%		1,505		6,299		6,299
Mongolian Telecommunications (“MTC”)	10,348,111	40.0%		3,450		9,321		9,321
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”) (Note 4)	50	50.0%		5,000		5,025		5,025
Boston Film Fund (Note 6)	800	39.0%		8,000		8,014		8,014
AGA Company	6,686	25.1%		156		(875)		—
Harex InfoTech Inc	225,000	21.2%		3,375		753		1,902
Olive Nine Entertainment Co., Ltd. (Note 7)	140,000	100.0%		4,200		(1,099)		833
Olive Nine Creative Co., Ltd.	40,000	42.9%		200		249		249
The Contents Entertainment (Note 9)	30,500	50.8%		1,754		257		2,133
Tourtainment, Inc.	15,000	24.6%		150		134		134

Total			(Won)	366,176	(Won)	168,195	(Won)	211,156

(Note 1)	Although the Company’s ownership in these companies is less than 20%, the Company has significant influence over these companies through the participation in these companies’ various management decisions. As a result, the Company accounts for these investments using the equity method.
(Note 2)	In 2007, the Company obtained 19% ownership interest of each of these companies for (Won)190 million.
(Note 3)	KTPI is scheduled to be liquidated. Accordingly, it was excluded from consolidation and reclassified into equity method investment securities.
(Note 4)	KTF owns 50% ownership interest in KTF-CJ Music Contents Investment Fund. However, since KTF has no control over KTF-CJ Music Contents Investment Fund, this investment is accounted for using the equity method.
(Note 5)	In 2007, the Company acquired 45% ownership interest of KTF-DoCoMo Mobile Investment Fund for (Won)4,500 million.
(Note 6)	KTF is the largest stockholder of Boston Film Fund with 39% ownership interest. However, since KTF has no control over Boston Film Fund, this investment is accounted for using the equity method.
(Note 7)	During 2007, Olive Nine Entertainment Co., Ltd. issued new shares to a third party and as a result, the Company’s ownership has decreased from 100% to 67.7% as of December 31, 2007.
(Note 8)	Bluecord Technology Corp. is newly included in the consolidation in 2007 and its investment in Music City China Co., Ltd. and other six companies are accounted for using the equity method.
(Note 9)	The unlisted company whose total assets as of December 31 of the prior year are less than (Won)7,000 million is excluded from the consolidation.

b.	Changes in Carrying Amount Resulting from the Equity Method

Changes in carrying amount resulting from the equity method of accounting for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007
	January 1, 2007		Equity in income (loss) (Note 4)		Increase (decrease) in equity of associates		Other increase (decrease)		December 31, 2007
KTD (Note 1)	(Won)	7,867	(Won)	219	(Won)	(1)	(Won)	—	(Won)	8,085
Korea Information Technology Fund		101,609		7,802		1,647		(232)		110,826
KBSi Co., Ltd.		2,810		598		—		—		3,408
eNtoB Corp. (Note 1)		5,112		720		7		1,200		7,039
KDB (Note 1)		16,455		7,676		761		—		24,892
Sky Life Contents Fund		5,050		(53)		—		—		4,997
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”) (Note 1)		9,204		(1,668)		160		(549)		7,147
Goodmorning F Co., Ltd.		826		324		1		—		1,151
KNRDC		2,375		1,413		—		—		3,788
KID		12,230		1,463		—		(152)		13,541
KIS		8,382		2,524		—		(114)		10,792
Korea Seoul Contact all Co., Ltd.		228		43		—		—		271
Korea Service and Communication Co., Ltd.		228		46		—		—		274
Korea Call Center Co., Ltd.		228		38		—		—		266
TMWorld Co., Ltd.		228		66		—		—		294
UMS&C		228		47		—		—		275
Exdell Corporation (Note 1)		—		(13)		—		190		177
Information Technology Service Kangbuk Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Nambu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Seobu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Busan Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Jungbu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Honam Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Daegu Corporation (Note 1)		—		—		—		190		190
Mostech Co., Ltd. (Note 1)		4,186		(1,170)		—		—		3,016
Pivotec Co., Ltd. (Note 2)		6,299		38		(3,359)		(2,978)		—
KTPI (Note 3)		—		—		—		—		—
MTC (Note 1)		9,321		1,233		52		(586)		10,020
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”) (Note 1)		5,025		(14)		—		—		5,011
KTF-DoCoMo Mobile Investment Fund (Note 1)		—		(9)		—		4,500		4,491
Boston Film Fund (Note 1)		8,014		(865)		—		—		7,149
Harex InfoTech Inc.		1,902		(719)		—		—		1,183
Olive Nine Entertainment Co., Ltd.		833		(1,071)		—		897		659
The Contents Entertainment		2,133		(555)		—		—		1,578
Olive Nine Creative Co., Ltd.		249		(31)		—		—		218
Tourtainment, Inc.		134		(100)		—		—		34
Music City China Co., Ltd. (Note 1)		—		—		—		—		—
Doremi Music Publishing Co., Ltd. (Note 1)		—		—		—		217		217
Bluecord Corp. (Note 1)		—		—		—		1,611		1,611
PARANGOYANGI (Note 1)		—		—		—		58		58
Music City Media Co,, Ltd. (Notes 1 and 3)		—		—		—		—		—
Dooristar Co., Ltd. (Note 1)		—		—		—		112		112
Oscar Ent. Co., Ltd. (Note 1)		—		—		—		417		417
Netcom		—		—		—		90		90
TPS		—		—		—		165		165

Total	(Won)	211,156	(Won)	17,982	(Won)	(732)	(Won)	6,176	(Won)	234,582

	2006
	January 1, 2006		Equity in income (loss)		Increase (decrease) in equity of associates		Other increase (decrease)		December 31, 2006
KTD	(Won)	6,410	(Won)	1,456	(Won)	1	(Won)	—	(Won)	7,867
Korea Information Technology Fund.		102,853		(1,357)		379		(266)		101,609
KBSi Co., Ltd.		2,638		174		(2)		—		2,810
eNtoB Corp.		4,792		320		—		—		5,112
KDB		28,169		(11,803)		89		—		16,455
Sky Life Contents Fund		4,915		135		—		—		5,050
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”)		8,891		645		(332)		—		9,204
Goodmorning F Co., Ltd.		508		315		3		—		826
KNRDC		1,978		530		—		(133)		2,375
KID		10,706		1,676		—		(152)		12,230
KIS		6,803		1,693		—		(114)		8,382
Korea Seoul Contact all Co., Ltd.		—		—		—		228		228
Korea Service and Communication Co., Ltd.		—		—		—		228		228
Korea Call Center Co., Ltd.		—		—		—		228		228
TMworld Co., Ltd.		—		—		—		228		228
UMS&C		—		—		—		228		228
Mostech Co., Ltd.		—		(972)		—		5,158		4,186
Pivotec Co., Ltd.		3,165		(462)		3,596		—		6,299
MTC		8,586		1,647		(330)		(582)		9,321
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”)		—		25		—		5,000		5,025
Boston Film Fund		—		35		—		7,979		8,014
Harex InfoTech Inc.,		2,698		(796)		—		—		1,902
Olive Nine Entertainment Co., Ltd.		—		—		—		833		833
The Contents Entertainment		—		—		—		2,133		2,133
Olive Nine Creative Co., Ltd.		—		—		—		249		249
Tourtainment, Inc.		—		—		—		134		134
AGA Company		—		—		—		—		—
KTICC Company		413		34		—		(447)		—
Banktown Co., Ltd.		572		—		7		(579)		—

Total	(Won)	194,097	(Won)	(6,705)	(Won)	3,411	(Won)	20,353	(Won)	211,156

(Note 1)	These securities were accounted for using the equity method of accounting based on unaudited financial statements as of and for the year ended December 31, 2007 as the audited financial statements on these companies could not be obtained by the Company’s year-end closing. In order to verify the reliability of such unaudited financial statements, the Company has performed the following procedures and found no significant exceptions:
i)	Obtain the unaudited financial statements signed by the investee’s chief executive officer and statutory auditor.
ii)	Identified whether the major transactions or accounting events, including those disclosed to public by the investee, which were acknowledged by the Company are properly reflected in the unaudited financial statements.
iii)	Identify the major accounting issues under discussion between the investee and its external auditors and the investee’s plan to resolve such issues.
☐)	Analyze the effect of potential difference between the unaudited and audited financial statements.

(Note 2)	As the Company lost significant influence on investment in equity securities of Pivotec Co., Ltd., during the three months ended March 31, 2007, such securities were transferred to available-for-sale securities and during the three months ended June 30, 2007, the available-for-sale securities were disposed of and the Company recognized a loss on disposal of available-for-sale securities amounting to (Won)520 million.
(Note 3)	The Company discontinued the equity method of accounting since the book values of the investments in KTPI and Music City Media Co., Ltd. are below zero due to accumulated deficit.
(Note 4)	Equity income (loss) until the date of acquisition from the newly consolidated entities in 2007 was excluded.

c.	Changes in Investment Difference

Changes in investment differences from equity method investment securities for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won) :

	2007										2006
Affiliate	January 1, 2007		Increase		Amortization		Other		December 31, 2007		January 1, 2006		Increase		Amortization		December 31, 2006
eNtoB Corp.	(Won)	—	(Won)	346	(Won)	(32)	(Won)	—	(Won)	314	(Won)	—	(Won)	—	(Won)	—	(Won)	—
KDB		33,413		—		(11,557)		—		21,856		44,551		—		(11,138)		33,413
Mostech Co., Ltd.		3,471		—		(771)		—		2,700		—		3,857		(386)		3,471
Harex InfoTech Inc.,		1,149		—		(383)		—		766		1,532		—		(383)		1,149
OliveNine Entertainment Co., Ltd.		1,932		—		(644)		—		1,288		—		1,932		—		1,932
The Contents Entertainment		1,876		—		(456)		—		1,420		—		1,876		—		1,876
Hallim Venture Captial		—		—		—		—		—		(2,145)		2,145		—		—
Doremi Music Publishing Co., Ltd		—		—		—		(23)		(23)		—		—		—		—

Total	(Won)	41,841	(Won)	346	(Won)	(13,843)	(Won)	(23)	(Won)	28,321	(Won)	43,938	(Won)	9,810	(Won)	(11,907)	(Won)	41,841

d.	Elimination of Unrealized Gains (Losses)

Details of unrealized gains (losses) arising from intercompany transactions, which are eliminated, as of December 31, 2007 are as follows (in millions of Korean won):

	2007
Company	Property and equipment and intangible assets		Other		Total
Bluecord Corp.	(Won)	69	(Won)	4	(Won)	73

e.	Cumulative Changes in the Company’s Equity in Net Asset Value of The Investee’s Not Recognized

Cumulative changes in the Company’s equity in net asset value of the investees not recognized due to the discontinuance of the equity method of accounting as of December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007		2006
AGA Company	(Won)	—	(Won)	(875)

f.	Condensed Financial Information of The Investees (in millions of Korean won)

	2007
	Total assets		Total liabilities		Revenue		Net income (loss)
KTD	(Won)	62,967	(Won)	39,190	(Won)	43,570	(Won)	643
Korea Information Technology Fund.		332,476		—		33,644		22,712
KBSi Co., Ltd.		18,429		7,904		26,227		1,845
eNtoB Corp.		64,311		39,728		563,278		3,014
KDB		513,708		341,515		387,393		38,199
Sky Life Contents Fund		22,716		505		469		(236)
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”)		35,609		173		3,979		(7,690)
Goodmorning F Co., Ltd.		16,988		10,927		56,842		1,707
KNRDC		46,034		26,100		62,074		7,435
KID		99,632		28,363		194,977		7,862
KIS		82,373		25,571		143,024		13,409
Korea Seoul Contact all Co., Ltd.		4,989		3,565		37,876		224
Korea Service and Communication Co., Ltd.		4,150		2,708		31,015		243
Korea Call Center Co., Ltd.		4,070		2,671		27,523		199
TMworld Co., Ltd.		3,799		2,371		26,995		348
UMS&C		4,255		2,808		26,691		247
Exdell Corporation		1,020		90		200		(70)
Information Technology Service Kangbuk Corporation		1,000		—		—		—
Information Technology Solution Nambu Corporation		1,000		—		—		—
Information Technology Solution Seobu Corporation		1,000		—		—		—
Information Technology Solution Busan Corporation		1,000		—		—		—
Information Technology Solution Jungbu Corporation		1,000		—		—		—
Information Technology Solution Honam Corporation		1,000		—		—		—
Information Technology Solution Daegu Corporation		1,000		—		—		—
Mostech Co., Ltd.		7,501		5,735		19,879		(2,222)
KTPI		208		112,751		20		(13,481)
MTC		32,149		7,100		28,229		3,081
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”)		10,133		112		—		8
KTF-DoCoMo Mobile Investment Fund		10,083		104		—		(20)
Boston Film Fund		18,832		513		1,319		(2,215)
Harex InfoTech Inc.,		3,544		1,573		5,626		(1,589)
Olive Nine Entertainment Co., Ltd.		770		1,702		1,284		630
The Contents Entertainment		1,275		964		3,046		193
Olive Nine Creative Co., Ltd.		675		165		2		(70)
Tourtainment, Inc.		219		79		157		(404)
Doremi Music Publishing Co., Ltd		251		14		179		(32)
Bluecord Corp.		5,003		3,323		1,685		(690)
PARANGOYANGI		856		798		2,789		(279)
Music City Media Co., Ltd.		556		1,114		1,322		92
Dooristar Co., Ltd.		998		529		533		(218)
Oscar ent. Co., Ltd.		1,129		278		1,606		250

	2006
	Total Assets		Total liabilities		Revenue		Net income (loss)
KTD	(Won)	59,467	(Won)	36,330	(Won)	44,370	(Won)	4,281
Korea Information Technology Fund.		304,833		—		9,124		(3,486)
KBSi Co., Ltd.		15,238		6,559		22,634		537
eNtoB Corp.		63,032		41,508		336,187		1,362
KDB		514,971		452,695		393,905		3,553
Sky Life Contents Fund		22,785		339		777		601
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”).		34,155		1,223		6,277		2,309
Goodmorning F Co., Ltd.		11,542		7,194		58,311		1,725
KNRDC		31,523		19,024		62,968		2,786
KID		97,633		33,265		179,190		8,982
KIS		67,898		23,784		132,754		9,033
Korea Seoul Contact all Co., Ltd.		1,200		—		—		—
Korea Service and Communication Co., Ltd.		1,200		—		—		—
Korea Call Center Co., Ltd.		1,200		—		—		—
TMworld Co., Ltd.		1,200		—		—		—
UMS&C		1,200		—		—		—
Mostech Co., Ltd.		8,005		4,120		8,473		(5,088)
Pivotec Co., Ltd.		59,189		18,813		44,037		(3,962)
MTC		26,675		3,374		28,568		4,119
KTF-CJ Music Contents Investment Fund (Centurion Music 1)		10,050		—		—		50
Boston Film Fund		20,791		256		694		82
Harex InfoTech Inc.,		4,654		1,095		4,831		(1,770)
Olive Nine Entertainment Co., Ltd.		1,778		2,877		2,223		(1,223)
The Contents Entertainment		2,141		1,636		4,006		158
Olive Nine Creative Co., Ltd.		855		133		—		(12)
Tourtainment, Inc.		619		75		11		(66)

7.	PROPERTY AND EQUIPMENT

a.	Changes in property and equipment for the years ended December 31, 2007 and 2006 are as follows: (in millions of Korean won)

	2007
	January 1, 2007		Acquisition cost (including capital expenditures)		Disposal		Depreciation (Note 1)		Impairment loss		Others (Note 2)		December 31, 2007
Land (Note 3)	(Won)	1,208,244	(Won)	1,424	(Won)	(3,471)	(Won)	—	(Won)	—	(Won)	48,982	(Won)	1,255,179
Buildings (Note 3)		3,245,655		3,398		(10,744)		(138,362)		—		152,090		3,252,037
Structures		246,597		122		(1,642)		(19,657)		—		20,010		245,430
Machinery		9,508,929		65,188		(149,797)		(2,767,946)		(4,931)		2,850,166		9,501,609
Vehicles		13,830		990		(3,581)		(4,667)		—		3,255		9,827
Others		551,991		258,167		(23,896)		(295,255)		(3,059)		127,028		614,976
Construction- in-progress		392,183		3,306,356		(209)		—		—		(3,289,386)		408,944

	(Won)	15,167,429	(Won)	3,635,645	(Won)	(193,340)	(Won)	(3,225,887)	(Won)	(7,990)	(Won)	(87,855)	(Won)	15,288,002

	2006
	January 1, 2006		Acquisition cost (including capital expenditures)		Disposal		Depreciation (Note 1)		Impairment loss		Others (Note 2)		December 31, 2006
Land (Note 3)	(Won)	1,189,709	(Won)	304	(Won)	(10,758)	(Won)	—	(Won)	—	(Won)	28,989	(Won)	1,208,244
Buildings (Note 3)		3,231,713		910		(21,977)		(136,194)		—		171,203		3,245,655
Structures		248,353		148		(1,906)		(18,435)		—		18,437		246,597
Machinery		9,445,611		72,420		(102,917)		(2,768,795)		(422)		2,863,032		9,508,929
Vehicles		17,552		2,076		(134)		(6,812)		—		1,148		13,830
Others		591,881		118,464		(19,722)		(298,057)		(1,133)		160,558		551,991
Construction- in-progress		360,877		3,323,375		(902)		—		—		(3,291,167)		392,183

	(Won)	15,085,696	(Won)	3,517,697	(Won)	(158,316)	(Won)	(3,228,293)	(Won)	(1,555)	(Won)	(47,800)	(Won)	15,167,429

(Note 1)	Depreciation until the date of acquisition of the newly consolidated entities in 2007 was excluded.
(Note 2)	Others mainly consist of the transfers from construction-in-progress to machinery, increase in contribution for construction, increase due to changes in consolidated entities and reclassifications.
(Note 3)	Certain portion of lands and buildings were pledged as collateral relating to short-term and long-term borrowings and certain lease contracts. The maximum pledged amount as of December 31, 2007 was (Won)67,794 million.

8.	STANDARD VALUE OF LAND

The standard value of land declared by the government as of December 31, 2007 and 2006 are as follows (in millions of Korean won):

a.	Land

		2007				2006
Entities		Book value		Standard value		Book value		Standard value
KT	Metropolitan District (including the head office)	(Won)	597,041	(Won)	3,555,541	(Won)	555,567	(Won)	3,184,569
	Busan District		106,726		455,810		105,286		456,528
	Jeonnam District		91,997		225,623		91,766		225,924
	Daegu District		117,920		315,398		119,062		300,900
	Chungnam District		49,695		181,661		49,048		180,746
	Jeonbuk District		48,192		113,220		48,082		115,115
	Kangwon District		44,970		97,931		44,672		95,320
	Chungbuk District		31,430		99,375		31,473		96,021
	Jeju District		15,508		32,651		15,574		32,851

	Sub-total		1,103,479		5,077,210		1,060,530		4,687,974

KTF			119,032		160,748		119,301		142,528
Others (Domestic)			32,091		44,780		27,842		36,272
Others (Oversea) (Note)			577		577		571		571

	Total	(Won)	1,255,179	(Won)	5,283,315	(Won)	1,208,244	(Won)	4,867,345

(Note)	As of December 31, 2007 and 2006, no standard value of land declared in overseas subsidiaries is available.

b.	Investment property

		2007				2006
Entities	Account	Book value		Standard value		Book value		Standard value
Telecop Service	Other Investment assets	(Won)	1,336	(Won)	1,109	(Won)	1,336	(Won)	904

9.	CONTRIBUTION FOR CONSTRUCTION

Changes in contribution for construction which was used in the acquisition of property and equipment for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007
	January 1, 2007		Increase		Decrease		Transfer		December 31, 2007
Buildings	(Won)	2,732	(Won)	—	(Won)	(1,337)	(Won)	911	(Won)	2,306
Structures		1,402		—		(170)		285		1,517
Machinery		98,371		—		(43,037)		55,977		111,311
Others		1,490		—		(1,038)		1,085		1,537
Construction-in-progress		70,163		76,625		—		(58,258)		88,530

Total	(Won)	174,158	(Won)	76,625	(Won)	(45,582)	(Won)	—	(Won)	205,201

	2006
	January 1, 2006		Increase		Decrease		Transfer		December 31, 2006
Buildings	(Won)	2,797	(Won)	—	(Won)	(105)	(Won)	40	(Won)	2,732
Structures		520		—		(65)		947		1,402
Machinery		92,232		—		(37,457)		43,596		98,371
Others		1,053		—		(800)		1,237		1,490
Construction-in-progress		49,615		66,368		—		(45,820)		70,163

Total	(Won)	146,217	(Won)	66,368	(Won)	(38,427)	(Won)	—	(Won)	174,158

10.	INTANGIBLE ASSETS

a.	Changes in intangible assets for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007
	January 1, 2007		Increase		Reversal (Amortization) (Note)		Impairment loss(Note)		Others		December 31, 2007
Goodwill	(Won)	488,650	(Won)	—	(Won)	(138,405)	(Won)	—	(Won)	21,255	(Won)	371,500
Negative goodwill		(518)		—		518		—		—		—
Frequency usage rights		1,040,878		—		(115,417)		—		1,320		926,781
Development costs		208,625		113,902		(115,370)		(324)		1,327		208,160
Industrial rights		7,918		3,196		(1,764)		—		6		9,356
Software		105,198		31,451		(32,807)		(1,216)		1,653		104,279
Others		108,840		40,446		(26,860)		(7,417)		238		115,247

Total	(Won)	1,959,591	(Won)	188,995	(Won)	(430,105)	(Won)	(8,957)	(Won)	25,799	(Won)	1,735,323

	2006
	January 1, 2006		Increase		Reversal (Amortization)		Impairment loss		Others		December 31, 2006
Goodwill	(Won)	618,000	(Won)	—	(Won)	(133,988)	(Won)	—	(Won)	4,638	(Won)	488,650
Negative goodwill		(1,036)		—		518		—		—		(518)
Frequency usage rights		1,147,174		—		(106,296)		—		—		1,040,878
Development costs		193,372		129,209		(105,124)		(9,047)		215		208,625
Industrial rights		6,883		2,573		(1,538)		—		—		7,918
Software		84,503		48,039		(27,142)		—		(202)		105,198
Others		84,303		29,612		(15,622)		(1,838)		12,385		108,840

Total	(Won)	2,133,199	(Won)	209,433	(Won)	(389,192)	(Won)	(10,885)	(Won)	17,036	(Won)	1,959,591

(Note)	Amortization until the date of acquisition of the newly consolidated entities in 2007 was excluded.

The Company’s research and ordinary development expenses amounted to (Won)291,010 million and (Won)281,745 million for the years ended December 31, 2007 and 2006, respectively.

b.	Details of goodwill and negative goodwill as of December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007
	January 1, 2007		Increase		Reversal (Amortization)		December 31, 2007
KTF	(Won)	455,397	(Won)	—	(Won)	(130,113)	(Won)	325,284
Sidus FNH		15,498		—		(3,875)		11,623
Oilve Nine		17,755		—		(3,551)		14,204
KTFT		(518)		—		518		—
KT FDS		—		5,772		(866)		4,906
Bluecord Technology		—		11,206		—		11,206
East Telecom		—		4,277		—		4,277

Total	(Won)	488,132	(Won)	21,255	(Won)	(137,887)	(Won)	371,500

	2006
	January 1, 2006		Increase		Reversal (Amortization)		Others		December 31, 2006
KTF	(Won)	598,628	(Won)	—	(Won)	(130,114)	(Won)	(13,117)	(Won)	455,397
Sidus FNH		19,372		—		(3,874)		—		15,498
Oilve Nine		—		17,755		—		—		17,755
KTFT		(1,036)		—		518		—		(518)

Total	(Won)	616,964	(Won)	17,755	(Won)	(133,470)	(Won)	(13,117)	(Won)	488,132

11.	PRESENT VALUE OF ASSETS AND LIABILITIES

Assets and liabilities measured at present value as of December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007
Accounts	Discount rate (%)	Collection period	Nominal value		Present value		Discount
Accounts receivable - trade	5.33~7.04	2008	(Won)	302,946	(Won)	299,466	(Won)	3,480
Accounts receivable - other	5.38~8.85	2008		18,738		17,718		1,020
Long-term accounts receivable - trade	5.33~7.04	2009~2025		128,985		101,534		27,451
Long-term accounts receivable - other	5.38~8.85	2009~2011		38,438		36,171		2,267
Accounts payable - other	9.93	2008		110,000		108,920		1,080
Current portion of long-term debt	4.23~7.45	2008		905,925		905,263		662
Long-term accounts payable - other	9.93	2009~2011		456,972		413,260		43,712
Long-term borrowings	7.35	2009~2015		4,256		3,126		1,130

	2006
Accounts	Discount rate (%)	Collection period	Nominal value		Present value		Discount
Accounts receivable - trade	5.33~7.04	2007	(Won)	504,248	(Won)	497,335	(Won)	6,913
Accounts receivable - other	5.83~8.85	2007		40,575		39,721		854
Long-term accounts receivable - trade	5.33~7.04	2008~2026		204,581		178,837		25,744
Long-term accounts receivable - other	5.83~8.85	2008~2010		8,003		7,862		141
Accounts payable - other	9.93	2007		90,000		89,116		884
Current portion of long-term debt	4.35~9.02	2007		1,260,253		1,259,439		814
Long-term accounts payable - other	9.93	2008~2011		560,000		493,877		66,123

12.	LONG-TERM DEBT

a.	Bonds

Bonds as of December 31, 2007 and 2006 are summarized as follows (in thousands of U.S. dollars and millions of Korean won):

	2007
Company	Type	Issue date	Amount		Maturity	Repayment method	Interest rate per annum
	MTNP notes (Note 1)	6/24/2004	(Won) USD	562,920 (600,000)	6/24/2014	Payable in full at maturity	5.88%

	MTNP notes (Note 1)	9/7/2004	(Won) USD	93,820 (100,000)	9/7/2034	Payable in full at maturity	6.50%

	MTNP notes (Note 1)	7/15/2005	(Won) USD	375,280 (400,000)	7/15/2015	Payable in full at maturity	4.88%

	MTNP notes (Note 1)	5/3/2006	(Won) USD	187,640 (200,000)	5/3/2016	Payable in full at maturity	5.88%

	Euro bonds	4/11/2007	(Won) USD	187,640 (200,000)	4/11/2012	Payable in full at maturity	5.13%

	The 130th Public bond	1/19/2001	(Won)	50,000	1/19/2008	Payable in full at maturity	7.28%
	The 132nd Public bond	2/9/2001		70,000	2/9/2011	Payable in full at maturity	7.68%
	The 133rd Public bond	2/12/2001		50,000	2/12/2008	Payable in full at maturity	6.78%
	The 138th Public bond	2/28/2001		100,000	2/28/2008	Payable in full at maturity	7.45%
	The 154th Public bond	7/31/2002		220,000	7/31/2009	Payable in full at maturity	6.70%
KT	The 156th Public bond	9/30/2002		180,000	9/30/2009	Payable in full at maturity	6.35%
	The 158th Public bond	4/30/2003		220,000	4/30/2008	Payable in full at maturity	5.29%
	The 159th Public bond	10/27/2003		300,000	10/27/2013	Payable in full at maturity	5.39%
	The 160th Public bond	11/24/2003		200,000	11/24/2010	Payable in full at maturity	5.45%
	The 161st Public bond	12/23/2003		230,000	12/23/2010	Payable in full at maturity	5.61%
	The 162nd Public bond	2/27/2004		320,000	2/27/2011	Payable in full at maturity	5.52%
	The 163rd Public bond	3/30/2004		170,000	3/30/2014	Payable in full at maturity	5.51%
	The 164th Public bond	6/21/2004		260,000	6/21/2011	Payable in full at maturity	5.22%
	The 165-1st Public bond	8/26/2004		130,000	8/26/2011	Payable in full at maturity	4.22%
	The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	Payable in full at maturity	4.44%
	The 166-1st Public bond	3/21/2005		220,000	3/21/2010	Payable in full at maturity	4.37%
	The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	Payable in full at maturity	4.57%
	The 167-1st Public bond	4/20/2005		100,000	4/20/2012	Payable in full at maturity	4.59%
	The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	Payable in full at maturity	4.84%
	The 168-1st Public bond	6/21/2005		240,000	6/21/2012	Payable in full at maturity	4.43%
	The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	Payable in full at maturity	4.66%
	The 169th Public bond	4/3/2007		140,000	4/3/2012	Payable in full at maturity	5.01%
KTP	Private bond	5/3/2006		8,333	3/3/2009	Payable in installments	6.32%
	Private bond	12/15/2006		9,300	12/15/2008	Payable in full at maturity	6.25%
KTN	The 18th Private bond	3/31/2005		5,000	3/31/2008	Payable in full at maturity	5.29%
	Public bond	4/17/2007		10,000	4/17/2010	Payable in full at maturity	5.29%
KTF	The 44th Public bond	2/19/2004		360,000	2/19/2009	Payable in full at maturity	5.66%
	The 45th Public bond	3/15/2004		320,000	3/15/2008	Payable in full at maturity	5.24%
	The 47-1st Public bond	7/12/2004		230,000	7/13/2009	Payable in full at maturity	4.95%
	The 47-2nd Public bond	7/12/2004		70,000	7/12/2011	Payable in full at maturity	5.32%
	The 48th Public bond	2/15/2005		200,000	2/15/2010	Payable in full at maturity	5.31%

	2007
Company	Type	Issue date	Amount		Maturity	Repayment method	Interest rate per annum
KTR	The 16th Private bond	1/4/2005		750	1/4/2008	Payable in installments	4.39%
	The 19-1st Public bond	5/10/2005		40,000	5/10/2008	Payable in full at maturity	4.23%
	The 19-2nd Public bond	5/10/2005		10,000	5/10/2010	Payable in full at maturity	4.69%
	The 21-1~5th Private bond	6/15/2005		4,000	6/15/2008	Payable in installments	4.58%
	The 22nd Private bond	8/31/2005		2,500	8/31/2008	Payable in installments	4.95%
	The 23rd Public bond	9/14/2005		30,000	9/14/2008	Payable in full at maturity	5.02%
	The 10th Public bond	6/18/2007		40,000	6/18/2010	Payable in full at maturity	5.70%
	The 11th Private bond	12/6/2007		20,000	12/6/2010	Payable in full at maturity	6.85%
KT Capital	The 1st Private bond	3/16/2007		30,000	3/16/2010	Payable in full at maturity	5.42%
	The 2nd Private bond	4/16/2007		20,000	4/16/2010	Payable in full at maturity	5.56%
	The 3rd Private bond	4/19/2007		20,000	4/19/2008	Payable in full at maturity	5.59%
	The 4th Public bond	5/30/2007		40,000	5/30/2010	Payable in full at maturity	5.70%
	The 5th Private bond	6/29/2007		20,000	6/29/2010	Payable in full at maturity	5.67%
	The 6-1st Public bond	8/3/2007		20,000	8/3/2009	Payable in full at maturity	5.64%
	The 6-2nd Public bond	8/3/2007		30,000	8/3/2010	Payable in full at maturity	5.72%
	The 7-1st Public bond	8/31/2007		30,000	8/31/2009	Payable in full at maturity	5.99%
	The 7-2nd Public bond	8/31/2007		20,000	8/31/2010	Payable in full at maturity	6.05%
	The 8th Private bond	9/28/2007		30,000	9/28/2010	Payable in full at maturity	6.26%
	The 9-1st Public bond	10/18/2007		30,000	10/18/2009	Payable in full at maturity	6.37%
	The 9-2nd Public bond	10/18/2007		20,000	10/18/2010	Payable in full at maturity	6.44%
	The 10th Public bond	11/12/2007		50,000	11/12/2008	Payable in full at maturity	6.26%
	The 11th Public bond	12/27/2007		20,000	12/27/2010	Payable in full at maturity	CD(91D	) +
							1.39%
Olive Nine	The 5th Private convertible bond (Note 2)	2/17/2006		3,000	2/17/2009	Payable in full at maturity	10.00%
Bluecord Technology	The 2nd Private bond with warrant (Note 3)	9/2/2005		2,100	9/2/2008	Payable in full at maturity	7.11%

Total			(Won)	6,782,283
Less current portion				(910,316)

Long-term portion				5,871,967
Conversion right adjustment				(277)
Repayment premium				695
Discount on bonds				(29,558)

Net			(Won)	5,842,827

	2006
Company	Type	Issue date	Amount		Maturity	Repayment method	Interest rate per annum
KT	Yankee bonds	4/9/1997	(Won)	185,920	4/15/2007	Payable in full at maturity	7.63%
			USD	(200,000)
	MTNP notes (Note 1)	6/24/2004	(Won)	557,760	6/24/2014	Payable in full at maturity	5.88%
			USD	(600,000)
	MTNP notes (Note 1)	9/7/2004	(Won)	92,960	9/7/2034	Payable in full at maturity	6.50%
			USD	(100,000)
	MTNP notes (Note 1)	7/15/2005	(Won)	371,840	7/14/2015	Payable in full at maturity	4.88%
			USD	(400,000)
	MTNP notes (Note 1)	5/3/2006	(Won)	185,920	5/3/2016	Payable in full at maturity	5.88%
			USD	(200,000)
	The 94th Public bond	7/25/2000	(Won)	100,000	7/25/2007	Payable in full at maturity	9.02%
	The 95th Public bond	7/26/2000		50,000	7/26/2007	Payable in full at maturity	9.02%
	The 124th Public bond	12/26/2000		50,000	12/26/2007	Payable in full at maturity	7.89%
	The 130th Public bond	1/19/2001		50,000	1/19/2008	Payable in full at maturity	7.28%
	The 132nd Public bond	2/9/2001		70,000	2/9/2011	Payable in full at maturity	7.68%
	The 133rd Public bond	2/12/2001		50,000	2/12/2008	Payable in full at maturity	6.78%
	The 138th Public bond	2/28/2001		100,000	2/28/2008	Payable in full at maturity	7.45%
	The 153rd Public bond	6/21/2002		100,000	6/21/2007	Payable in full at maturity	6.00%
	The 154th Public bond	7/31/2002		220,000	7/31/2009	Payable in full at maturity	6.70%
	The 155th Public bond	9/18/2002		100,000	9/18/2007	Payable in full at maturity	6.23%
	The 156th Public bond	9/30/2002		180,000	9/30/2009	Payable in full at maturity	6.35%
	The 157th Public bond	11/25/2002		100,000	11/25/2007	Payable in full at maturity	5.74%
	The 158th Public bond	4/30/2003		220,000	4/30/2008	Payable in full at maturity	5.29%
	The 159th Public bond	10/27/2003		300,000	10/27/2013	Payable in full at maturity	5.39%
	The 160th Public bond	11/24/2003		200,000	11/24/2010	Payable in full at maturity	5.45%
	The 161st Public bond	12/23/2003		230,000	12/23/2010	Payable in full at maturity	5.61%
	The 162nd Public bond	2/27/2004		320,000	2/27/2011	Payable in full at maturity	5.52%
	The 163rd Public bond	3/30/2004		170,000	3/30/2014	Payable in full at maturity	5.51%
	The 164th Public bond	6/21/2004		260,000	6/21/2011	Payable in full at maturity	5.22%
	The 165-1st Public bond	8/26/2004		130,000	8/26/2011	Payable in full at maturity	4.22%
	The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	Payable in full at maturity	4.44%
	The 166-1st Public bond	3/21/2005		220,000	3/21/2010	Payable in full at maturity	4.37%
	The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	Payable in full at maturity	4.57%
	The 167-1st Public bond	4/20/2005		100,000	4/20/2012	Payable in full at maturity	4.59%
	The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	Payable in full at maturity	4.84%
	The 168-1st Public bond	6/21/2005		240,000	6/21/2012	Payable in full at maturity	4.43%
	The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	Payable in full at maturity	4.66%

KTP	Private bond	10/24/2005		14,700	10/24/2007	Payable in full at maturity	6.53%
	Private bond	5/3/2006		15,000	3/3/2009	Payable in installment	6.32%
	Private bond	12/15/2006		9,300	12/15/2008	Payable in full at maturity	6.25%

KTN	The 18th private bond	3/31/2005		5,000	3/31/2008	Payable in full at maturity	5.29%
	The 20th private bond	4/29/2005		10,000	4/29/2007	Payable in full at maturity	4.92%

KTF	The 42nd Public bond	11/14/2002		200,000	11/14/2007	Payable in full at maturity	5.94%
	The 44th Public bond	2/19/2004		360,000	2/19/2009	Payable in full at maturity	5.66%
	The 45th Public bond	3/15/2004		320,000	3/15/2008	Payable in full at maturity	5.24%
	The 46th Public bond	5/10/2004		300,000	5/10/2007	Payable in full at maturity	4.61%
	The 47-1st Public bond	7/12/2004		230,000	7/13/2009	Payable in full at maturity	4.95%
	The 47-2nd Public bond	7/12/2004		70,000	7/12/2011	Payable in full at maturity	5.32%
	The 48th Public bond	2/15/2005		200,000	2/15/2010	Payable in full at maturity	5.31%

	2006
Company		Issue date	Amount		Maturity	Repayment method	Interest rate per annum
KTR	The 13th Public bond	8/5/2004		40,000	8/5/2007	Payable in full at maturity	4.78%
	The 15th Private bond	12/24/2004		10,000	12/24/2007	Payable in full at maturity	4.35%
	The 16th Private bond	1/4/2005		3,750	1/4/2008	Payable in installments	4.39%
	The 19-1st Public bond	5/10/2005		40,000	5/10/2008	Payable in full at maturity	4.23%
	The 19-2nd Public bond	5/10/2005		10,000	5/10/2010	Payable in full at maturity	4.69%
	The 21-1~5th Private bond	6/15/2005		12,000	6/15/2008	Payable in installments	4.58%
	The 22nd Private bond	8/31/2005		5,833	8/31/2008	Payable in installments	4.95%
	The 23rd Public bond	9/14/2005		30,000	9/14/2008	Payable in full at maturity	5.02%

Olive Nine	The 5th Private CB (Note 2)	2/17/2006		4,000	2/17/2009	Payable in full at maturity	10.00%

Total			(Won)7,273,983

Less current portion				(1,281,620)

Long-term portion				5,992,363
Conversion right adjustment				(684)
Repayment premium				927
Discount on bonds				(31,242)

Net			(Won)	5,961,364

(Note 1)	As of December 31, 2007, the Company has issued notes in the amount of USD 1,300 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allows issuance of notes up to USD 2,000 million and the unused balance under the program is USD 700 million.
(Note 2)	Details of convertible bonds without guarantee are as follows :

Issued amount (in Korean won)	:	(Won)4,000 million
Stated interest rate (%)	:	3%
Guaranteed yield rate (%)	:	10%
Conversion price (in Korean won)	:	(Won)1,584 per share
Convertible period	:	February 17, 2007 ~ February 16, 2009
Number of total convertible shares	:	2,525,252 shares
Converted shares	:	631,313 shares
Unconverted shares	:	1,893,939 shares

(Note 3)	Details of bonds with warrants are as follows :

Issued amount (in Korean won)	:	(Won)3,000 million
Stated interest rate (%)	:	7.11%
Exercise price (in Korean won)	:	(Won)4,518 per share
Exercise period	:	September 3, 2006 ~ August 2, 2008
Number of total exercisable shares	:	664,010
Exercised shares	:	—
Unexercised shares	:	664,010

Others	:	Subject to request by the holders, certain portion of the bonds are early redeemable before maturity; up to 10% of issued amount at one year after 1st anniversary of issuance and 20% of issued amount at the interest payment date after 2nd anniversary of issuance. (Won)900 million of the issued amount was early redeemed through December 31, 2007.

b.	Long-term Borrowings in Korean Won

Long-term borrowings in Korean won as of December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007				2006
	Maturity date	Interest rate per annum	Amount		Maturity date	Interest rate per annum	Amount
Informatization Promotion Fund	2008~2012	4.72~5.39%	(Won)	47,365	2007~2010	4.08~5.50%	(Won)	68,189
Inter-Korean Cooperation Fund	2026	2.00%		5,665	2026	2.00%		3,767
Facility and working capital loans	2008~2015	6.02~7.60%		82,356	2007~2009	5.80~6.27%		71,500
General purpose loans	2009~2010	5.74~6.19%		52,132	2009~2010	5.50~5.90%		15,188
Commercial papers	2008	6.33~6.45%		30,000	2008	6.33~6.45%		30,000

Total				217,518				188,644
Less Current portion				(105,453)				(55,868)

Long-term portion				112,065				132,776
Less present value discount				(1,130)				—

Net			(Won)	110,935			(Won)	132,776

Above Informatization Promotion Funds are repayable in installments for three years after two year grace period and Inter-Korean Cooperation Fund is repayable in installments for thirteen years after seven year grace period.

c.	Long-term Borrowings in Foreign Currency

Long-term borrowings in foreign currency as of December 31, 2007 and 2006 are as follows (in millions of Korean won, thousands of US dollars and thousands of Russian rubles):

	2007
			Amount
	Maturity date	Interest rate per annum (%)	Foreign currencies		Korean won equivalent
New Telephone Company, Inc.	2008	Libor+3.50	RUB	16,364	(Won)	942
New Telephone Company, Inc.	2009	Libor+3.50	RUB	32,728		1,883
KT Capital	2008~2010	USD Libor(3M)+0.99	USD	23,000		21,579

Total			RUB	49,092
			USD	23,000		24,404
Less current portion			RUB	(16,364)
			USD	(4,000)		(4,695)

Net			RUB	32,728
			USD	19,000	(Won)	19,709

	2006
			Amount
	Maturity date	Interest rate per annum (%)	Foreign currencies		Korean won equivalent
New Telephone Company, Inc.	2007~2009	Libor+1.7~3.50	USD	5,000	(Won)	4,648
New Telephone Company, Inc.	2007	Libor+1.23		15,429		14,342

Total				20,429		18,990
Less current portion				(17,429)		(16,201)

Net			USD	3,000	(Won)	2,789

d.	Repayment Schedule

Repayment schedule of the Company’s long-term debt as of December 31, 2007 is as follows (in millions of Korean won):

Year ending December 31,	Bonds
	In local currency		In foreign currency		Sub total		Borrowings in local currency		Borrowings in foreign currency		Total
2008	(Won)	910,316	(Won)	—	(Won)	910,316	(Won)	105,453	(Won)	4,695	(Won)	1,020,464
2009		1,074,667		—		1,074,667		78,202		5,636		1,158,505
2010		1,160,000		—		1,160,000		19,003		14,073		1,193,076
2011		850,000		—		850,000		4,981		—		854,981
2012		580,000		187,640		767,640		1,593		—		769,233
Thereafter		800,000		1,219,660		2,019,660		8,286		—		2,027,946

Total	(Won)	5,374,983	(Won)	1,407,300	(Won)	6,782,283	(Won)	217,518	(Won)	24,404	(Won)	7,024,205

13.	PROVISIONS

Changes in provisions for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007
	January 1, 2007		Increase (Note 6)		Decrease				Other, net		December 31, 2007
					Reversal		Use
Current portion:
Litigation (Note 1)	(Won)	4,991	(Won)	34,269	(Won)	(4,970)	(Won)	(1,441)	(Won)	—	(Won)	32,849
KT members points (Note 2)		1,402		1,600		—		(1,251)		—		1,751
Sales warranty (Note 3)		3,505		10,549		—		(8,642)		—		5,412
Others		802		2,902		(12)		(657)		4,370		7,405

Sub total		10,700		49,320		(4,982)		(11,991)		4,370		47,417

Non-current portion:
Call bonus points (Note 4)		72,693		—		(44,097)		(8,509)		—		20,087
Let’s 010 call bonus points (Note 5)		17,758		—		(829)		(5,492)		(6,800)		4,637
Others		1,617		133		(1,037)		(17)		—		696

Sub total		92,068		133		(45,963)		(14,018)		(6,800)		25,420

Total	(Won)	102,768	(Won)	49,453	(Won)	(50,945)	(Won)	(26,009)	(Won)	(2,430)	(Won)	72,837

	2006
	January 1, 2006		Increase		Decrease				December 31, 2006
					Reversal		Use
Current portion:
Litigation (Note 1)	(Won)	8,575	(Won)	5,870	(Won)	(7,184)	(Won)	(2,270)	(Won)	4,991
KT members points (Note 2)		1,399		1,537		—		(1,534)		1,402
Sales warranty (Note 3)		2,835		6,999		—		(6,329)		3,505
Others		1,138		482		(325)		(493)		802

Sub total		13,947		14,888		(7,509)		(10,626)		10,700

Non-current portion:
Call bonus points (land line) (Note 4)		59,038		20,487		—		(6,832)		72,693
Let’s 010 call bonus points (Note 5)		34,424		345		(13,235)		(3,776)		17,758
Others		1,469		528		(380)		—		1,617

Sub total		94,931		21,360		(13,615)		(10,608)		92,068

Total	(Won)	108,878	(Won)	36,248	(Won)	(21,124)	(Won)	(21,234)	(Won)	102,768

(Note 1)	The amount recognized as the litigation provision is the estimate of payments required to settle the obligation.
(Note 2)	The Company recorded provisions for the KT members’ points, for VIP customers of the fixed-line or mobile telephone users who are entitled to receive certain goods and other benefits with (Won)25,000 per person.
(Note 3)	KTFT, a subsidiary, recorded sales warranty provisions based on the estimated warranty cost for the products sold. Sales warranty provisions are calculated in proportion to cost of goods sold based on the historical defect experiences.
(Note 4)	The amount recognized as the call bonus points represents the estimate of payments for call bonus points which are provided to fixed-line customers based on the usage of the services. Once certain criteria are met, customers are entitled to receive certain goods and other benefits from the Company. Such provision is reviewed at each balance sheet date and adjusted to reflect the current best estimate when new estimates are necessary as a result of changes in circumstances, which were used as the bases for such estimates, or an acquisition of new information or additional experience on the usage rate, the expiration of points and others.
(Note 5)	The Company recorded provision for the Let’s 010 (KT-PCS) call bonus points provided to its PCS subscribers who are entitled to receive certain goods and other benefits from the Company.
(Note 6)	Amount until the date of acquisition of the newly consolidated entities in 2007 was excluded.

14.	LEASE

a.	Capital Lease

Property and equipment acquired through capital lease agreements with GE Capital and other as of December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007		2006
Acquisition cost	(Won)	66,965	(Won)	77,967
Accumulated depreciation		(44,482)		(33,487)

Net balance	(Won)	22,483	(Won)	44,480

Depreciation	(Won)	14,742	(Won)	17,479

Annual future lease payments of such leases as of December 31, 2007 are as follows (in millions of Korean won):

Year ending December 31,	Lease payment
2008	(Won)	11,751
2009		9,091
2010		4,131
2011		274
2012		—

Total		25,247
Less amounts representing interest		(1,116)

Principal amount		24,131
Less current portion		(11,052)

Net	(Won)	13,079

b.	Operating Lease in Foreign Currency

KTSC entered operating lease agreement with KT Shipping S.A. on February 27, 1997 to lease a ship (8,323 ton) for installation and maintenance of submarine cable. Total lease fee of USD 95,418 thousand is payable in thirty equal semi annual installments from April 17, 1998 to April 20, 2013. Annual future lease payments under the operating lease as of December 31, 2007 are as follows (in millions of Korean won and thousand of U.S. dollars):

	Lease payment
Year ending December 31,	Foreign currency		Korean won equivalent
2008	USD	5,666	(Won)	5,316
2009		5,666		5,316
2010		5,666		5,316
2011		5,666		5,316
2012		5,666		5,316
Thereafter		2,835		2,659

Total	USD	31,165	(Won)	29,239

15.	REFUNDABLE DEPOSITS FOR TELEPHONE INSTALLATION

Through September 15, 1998, the Company received deposits for telephone installation in accordance with the Korea Public Telecommunication Business Law. Such deposits (which are reflected as a liability) are to be refunded without interest to the telephone subscribers upon termination of service.

Beginning on September 15, 1998, the Company allowed customers to choose between alternative plans for basic telephone service. Under such plans, customers were permitted the option to either place fully refundable deposits or pay a reduced non-refundable service initiation fee. Effective April 15, 2001, all new customers are required to pay a non-refundable service initiation fee.

16.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Significant assets and liabilities denominated in foreign currencies (excluding those held by overseas subsidiaries) as of December 31, 2007 and 2006 are summarized as follows (in millions of Korean won and thousands of foreign currencies):

	2007				2006
	Foreign currencies		Korean won equivalent		Foreign currencies		Korean won equivalent
Assets:
Cash and cash equivalents	USD	18,346	(Won)	17,211	USD	20,565	(Won)	19,118
	JPY	12,067		101	JPY	13,580		106
Short-term investment assets	USD	15,327		14,380	USD	15,387		14,304
Accounts receivable – trade	USD	168,404		157,996	USD	163,634		152,115
	JPY	6,898		57	JPY	2,400		19
	SDR	19,033		28,187	SDR	20,923		29,236
	EUR	286		395	EUR	92		113
Accounts receivable – other	USD	506		476	USD	16,012		14,885
Guarantee deposits	USD	557		523		—		—
Loans	USD	23,000		21,579		—		—
Deposits provided	USD	24		22	USD	1,352		1,257

Total assets	USD	226,164			USD	216,950
	JPY	18,965			JPY	15,980
	SDR	19,033			SDR	20,923
	EUR	286	(Won)	240,927	EUR	92	(Won)	231,153

Liabilities:
Accounts payable – trade	USD	158,782	(Won)	148,969	USD	136,912	(Won)	127,275
	JPY	107,080		892	JPY	25,522		200
	SDR	16,350		24,213	SDR	19,202		26,832
	EUR	123		170	EUR	123		150
	AUD	112		92		—		—
Accounts payable – other	USD	18,180		17,057	USD	25,447		23,655
	JPY	507,945		4,233	JPY	153		1
	EUR	540		745	EUR	132		161
	GBP	194		363	GBP	3		5
	KWD	4		13		—		—
Accrued expenses	USD	524		492	USD	411		382
	EUR	15		21	EUR	16		20
Short-term borrowings	USD	25,067		23,517	USD	19,267		17,910
	JPY	267,296		2,227	JPY	242,694		1,897
		—		—	EUR	1,263		1,544
Withholdings	USD	39		37	USD	25		23
Current Portion of long-term liabilities		—		—	USD	15,429		14,343
Bonds (par value)	USD	1,500,000		1,407,300	USD	1,500,000		1,394,400
Long-term borrowings	USD	23,000		21,579		—		—

Total liabilities	USD	1,725,592			USD	1,697,491
	JPY	882,321			JPY	268,369
	SDR	16,350			SDR	19,202
	EUR	678			EUR	1,534
	AUD	112				—
	GBP	194			GBP	3
	KWD	4	(Won)	1,651,920		—	(Won)	1,608,798

17.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

KT and subsidiaries have engaged in various business transactions amongst themselves and equity method investees. The transactions include providing PCS network capacities, system and network integration service, public telephone maintenance service, 114 call center operation service and other.

Significant transactions between KT and its related parties for the years ended December 31, 2007 and 2006 are summarized as follows (in millions of Korean won):

Related party	Transactions	Account	2007		2006
Subsidiary:
KTF	Leased line charges and other	Operating revenue	(Won)	451,668	(Won)	424,512
	Purchase of PCS networks and other	Operating expense		761,299		730,399
KTH	Leased line charges and other	Operating revenue		5,071		3,493
	Commission and other	Operating expense		46,510		41,020
KTN	Leased line charges and other	Operating revenue		38,663		39,644
	Cost of system integration (“SI”), network integration business and other	Operating expense		147,994		172,716
KTL	Leased line charges and other	Operating revenue		1,710		10,605
	Commissions and other	Operating expense		86,188		98,277
KTFT	Telecommunication revenue and other	Operating revenue		3,327		1,175
	Cost of goods sold and other	Operating expense		88,443		86,720
KTC	Telecommunication revenue and other	Operating revenue		1,027		976
	Commissions and other	Operating expense		24,226		28,004
KTR	Telecommunication revenue and other	Operating revenue		2,600		2,549
	Commissions and other	Operating expense		42,991		34,394
Other	Telecommunication revenue and other	Operating revenue		23,743		24,456
	Commissions and other	Operating expense		24,881		9,004
Equity method investee:
KDB	SI revenue and other	Operating revenue		86,363		89,520
	Commission and other	Operating expense		5,497		5,591
KID	Rent and other	Operating revenue		12,419		12,666
	Commission and other	Operating expense		95,117		111,425
Goodmorning F Co., Ltd.	Telecommunication revenue and other	Operating revenue		494		449
	Commission and other	Operating expense		47,789		50,677
KNRDC	Telecommunication revenue and other	Operating revenue		773		649
	Commission and other	Operating expense		38,773		58,035
KIS	Telecommunication revenue and other	Operating revenue		18,064		17,610
	Commission and other	Operating expense		68,892		75,806
Pivotec Co., Ltd.(Note 1)	Telecommunication revenue and other	Operating revenue		—		127
	Commission and other	Operating expense		—		33,399
eNtoB Corp.	Commission and other	Operating expense		129,802		132,655
Mostech Co., Ltd.	Telecommunication revenue and other	Operating revenue		207		—
	Commission and other	Operating expense		13,387		—
Korea Seoul Contact all Co., Ltd.	Commission and other	Operating expense		37,184		—
Korea Service and Communication Co., Ltd.	Commission and other	Operating expense		30,428		—
Korea Call Center Co., Ltd.	Commission and other	Operating expense		27,460		—
TMworld Co., Ltd.	Commission and other	Operating expense		26,983		—
UMS&C	Commission and other	Operating expense		26,434		—
Other	Telecommunication revenue and other	Operating revenue		3,020		455
	Commission and other	Operating expense		2,261		2,587

Total		Revenues	(Won)	649,149	(Won)	628,886

		Expenses	(Won)	1,772,539	(Won)	1,670,709

(Note 1)	As the Company lost significant influence over Pivotec Co., Ltd., for the year ended December 31, 2007, such securities were reclassified into available-for-sale securities and afterwards the securities were disposed of.

KT’s significant account balances with related parties as of December 31, 2007 and 2006 are summarized as follows (in millions of Korean won):

Related party	Account	2007		2006
Subsidiary:
KTF	Receivables	(Won)	47,850	(Won)	85,421
	Payables		188,701		146,470
	Key money deposits received		23,988		29,902
KTH	Receivables		777		309
	Accrued expenses		12,943		14,775
KTN	Receivables		7,351		13,314
	Payables		45,508		49,166
KTL	Receivables		681		122
	Payables		20,408		16,925
KTFT	Receivables		629		22
	Payables		13,010		16,174
KTC	Receivables		1,844		3,155
	Payables		15,298		22,949
KTR	Receivables		1,077		42
	Payables		58,912		33,506
Others	Receivables		4,713		7,249
	Payables		12,252		3,469
Equity method investee:
KDB	Receivables		6,944		28,678
	Payables		7,682		1,141
KID	Receivables		1,074		2,901
	Payables		15,763		16,136
KNRDC	Receivables		33		437
	Payables		11,486		18,789
KIS	Receivables		18		2,390
	Payables		12,211		11,969
Pivotec Co., Ltd.	Receivables		—		1
	Payables		—		7,172
Goodmorning F Co., Ltd.	Payables		8,267		8,104
eNtoB Corp.	Payables		17,198		23,283
Korea Seoul Contact all Co., Ltd.	Payables		3,482		—
Korea Service and Communication Co., Ltd.	Payables		2,768		—
Korea Call Center Co., Ltd.	Payables		2,395		—
TMworld Co., Ltd.	Payables		2,364		—
UMS&C	Payables		2,582		—
KTPI	Receivables		—		14,885
Other	Receivables		14		35
	Payables		1,110		705

Total	Receivables	(Won)	73,005	(Won)	158,961

	Payables	(Won)	478,328	(Won)	420,635

Compensation to KT’s key management personnel for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007		2006		Description
Benefits	(Won)	19,397	(Won)	20,878	Salaries, bonuses and other allowances, retirement benefits, medical benefits and other
Share-based payment		1,047		227	Stock grants and others

Total	(Won)	20,444	(Won)	21,105

KT considers its management of vice president or higher, who have the authority and responsibility for planning, operation and control and are in charge of business or division unit, and non-permanent directors as key management personnel.

Significant account balances amongst subsidiaries as of December 31, 2007 and 2006 are as follows (in millions of Korea won):

Creditor	Debtor	Account	2007		2006
KTFT	KTF	Accounts receivable - trade	(Won)	92,269	(Won)	92,108
KTR	KTP	Long-term accounts receivable - trade and others		31,303		56,687
Other				35,066		25,631

		Total	(Won)	158,638	(Won)	174,426

Significant transactions amongst subsidiaries for the years ended December 31, 2007 and 2006 are as follows (in millions of Korea won):

Seller	Purchaser	2007		2006
KTFT	KTF	(Won)	358,150	(Won)	218,924
KTF	KTF M&S		137,602		—
Other			163,213		90,291

Total		(Won)	658,965	(Won)	309,215

As of December 31, 2007, the Company has provided guarantees for related parties as follows (in millions of Korean won and thousands of U.S. dollars):

Guarantor	Guarantee	Description	Amount
KT	KTSC	Performance guarantee	USD	31,427
KTN	KTR	Guarantee for loan	(Won)	88,328
KTR	KTN	Guarantee for loan	(Won)	5,000
KTL	TSC	Guarantee for credit loan	(Won)	20,000

	Total		USD	31,427
			(Won)	113,328

18.	COMMON STOCK AND CAPITAL SURPLUS

As of December 31, 2007, the Company’s number of shares authorized are 1,000,000,000 shares with par value of (Won)5,000 per share.

As of December 31, 2007 and 2006, the number of shares issued by the Company are 275,202,400 shares and 279,627,400 shares, respectively, and the common stock amounted to (Won)1,560,998 million. As allowed by the Securities Exchange Law, the Company retired 4,425,000 treasury shares for the years ended December 31, 2007 in addition to the 32,572,259 treasury shares retired through December 31, 2006 by charges against retained earnings. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by (Won)5,000 par value of common stock.

Capital surplus as of December 31, 2007 and 2006 is summarized as follows (in millions of Korean won):

	2007		2006
Paid-in capital in excess of par value	(Won)	1,440,258	(Won)	1,440,258
Acquisition of additional equity interest in consolidated subsidiaries		(277,236)		(276,084)
Others(Note)		109,612		128,301

Total	(Won)	1,272,634	(Won)	1,292,475

(Note)	Others resulted mainly from the retirement of subsidiaries’ treasury stock by appropriation of retained earnings, the increase in subsidiaries’ capital stock, mergers between subsidiaries and other.

19.	RETAINED EARNINGS RESTRICTED IN USE

Retained earnings appropriated to the legal reserve cannot be used as cash dividends under the applicable laws and regulations. The Korean Commercial Code requires the Company to appropriate an amount equal to at least 10% of the cash dividend amount to a legal reserve at the end of the year for each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to capital.

In accordance with the relevant tax laws, the Company is allowed to appropriate a reserve for technology and human resource development to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. This reserve used for its original purpose and the remaining balance after use are restored to retained earnings and may be used for dividends in accordance with the relevant tax laws.

20.	COMPREHENSIVE INCOME

Comprehensive income for the year ended December 31, 2007 is as follows (in millions of Korean won):

Description	2007
Net income	(Won)	1,170,978
Other comprehensive income (loss),:
Gain on translation of foreign operations		55
Loss on translation of foreign operations (Tax effect: (Won)5,005 million)		22,136
Unrealized loss on available-for-sale securities (Tax effect: (Won)1,189 million)		4,164
Increase in equity of associates (Tax effect: ((Won)2,789) million)		(714)
Decrease in equity of associates (Tax effect: ((Won)4,942) million)		3,762
Unrealized gain on valuation of derivatives (Tax effect: ((Won)768) million)		2,024

Comprehensive income	(Won)	1,202,405

Attributable to : Equity holders of the parent	(Won)	1,082,829
Minority interests		119,576

	(Won)	1,202,405

21.	SHARE-BASED PAYMENT

KT granted stock options to its executive officers and directors through 2006 in accordance with the stock option plan approved by its board of directors of which details are as follows:

	1st grant		2nd grant		3rd grant		4th grant		5th grant
Grant date		Dec. 26, 2002		Sep. 16, 2003		Dec. 12, 2003		Feb. 4, 2005		Apr. 28, 2005
Grantee		Executives		Outside directors		Executives		Executives		Executives
Number of basic allocated shares upon grant		460,000		36,400		80,000		50,800		45,700
Number of additional shares related to business performance upon grant		220,000		—		40,000		20,000		20,000
Number of shares expected to be exercised upon grant		562,958		36,400		106,141		60,792		55,692
Number of settled or forfeited shares		191,326		33,400		106,141		10,800		65,700
Number of allocated shares as of December 31, 2007		300,415		3,000		—		40,000		—
Number of additional shares related to business performance as of December 31, 2007		71,217		—		—		3,153		—
Number of shares expected to be exercised		371,632		3,000		—		43,153		—
Fair value (in Korean won)	(Won)	22,364	(Won)	12,443	(Won)	10,926	(Won)	12,322	(Won)	10,530
Total compensation cost (in millions of Korean won)	(Won)	8,311	(Won)	38	(Won)	—	(Won)	531	(Won)	—
Exercise price (in Korean won)	(Won)	70,000	(Won)	57,000	(Won)	65,000	(Won)	54,600	(Won)	50,400
Exercise period		Dec.27, 2004 -Dec. 26, 2009		Sep.17, 2005 -Sep.16, 2010		Dec.13, 2005 -Dec.12, 2010		Feb. 5, 2007 -Feb. 4, 2012		Apr. 29, 2007 -Apr. 28, 2012
Valuation method		Fair value method		Fair value method		Fair value method		Fair value method		Fair value method

Upon exercise, the Company can elect one of the following settlement methods; an issuance of new shares, a provision of treasury stocks or cash settlement (cash and provision of treasury stocks) subject to its circumstances.

KT adopted the fair value method to measure compensation costs based on the following valuation assumptions and methods are as follows:

	1st grant	2nd grant	3rd grant	4th grant	5th grant
Risk free interest rate	5.46%	4.45%	5.09%	4.43%	4.07%
Expected duration	4.5 years to 5.5 years	4.5 years	4.5 years to 5.5 years	4.5 years to 5.5 years	4.5 years to 5.5 years
Expected volatility	49.07% -49.90%	34.49%	31.26% -33.90%	33.41% - 42.13%	33.51% -35.92%
Expected dividend yield ratio	1.10%	1.57%	1.57%	5.86%	5.86%

Of total compensation costs calculated using the fair value method, the compensation costs recognized through December 31, 2007 are as follows (in millions of Korean won):

	1st grant		2nd grant		3rd grant		4th grant		5th grant		Total
Total compensation costs before adjustment	(Won)	10,602	(Won)	453	(Won)	1,160	(Won)	749	(Won)	586	(Won)	13,550
Total compensation costs cancelled		(2,291)		(415)		(1,160)		(218)		(586)		(4,670)
Total compensation costs after adjustment		8,311		38		—		531		—		8,880
Compensation costs recognized in prior periods		(8,311)		(38)		—		(506)		—		(8,855)
Compensation costs already recognized but expired		—		—		—		—		—		—
Compensation costs to be reflected in the current period		—		—		—		(25)		—		(25)
Compensation costs recognized in the current period		—		—		—		(25)		—		(25)
Compensation costs to be recognized after the current period		—		—		—		—		—		—

Details of stock grants to directors including chief executive officer during 2007 are as follows:

1st grant
Grant date	March 29, 2007
Grantee	Registered directors
Estimated number of shares granted upon grant	23,925 shares
Vesting Conditions	Service condition: one year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	(Won)42,706
Total compensation costs (in Korean won)	(Won)1,022 million
Estimated exercise date	March 29, 2008
Valuation method	Fair value method

Above compensation costs were calculated based on the fair value method and charged to current operations for the year ended December 31, 2007 as follows (in millions of Korean won):

	1st grant
Total compensation costs	(Won)	1,022
Compensation costs recognized in prior periods		—
Compensation costs to be reflected in the current period		(1,022)
Compensation costs recognized in the current period		(1,022)

Compensation costs to be recognized after the current period	(Won)	—

22.	TREASURY STOCK

Changes in KT’s treasury stock for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won except for share data):

	2007
	January 1, 2007			Increase			Disposal(Note)			Retirement			December 31, 2007(Note)
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
Direct purchase by the Securities and Exchange Act	70,273,052	(Won)	3,733,861	4,425,000	(Won)	196,329	(16,645)	(Won)	(884)	(4,425,000)	(Won)	(196,329)	70,256,407	(Won)	3,732,977
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—		—	—		—	1,259,170		92,711

	71,532,222	(Won)	3,826,572	4,425,000	(Won)	196,329	(16,645)	(Won)	(884)	(4,425,000)	(Won)	(196,329)	71,515,577	(Won)	3,825,688

	2006
	January 1, 2006			Increase			Disposal (Note)			Retirement			December 31, 2006
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
Direct purchase by the Securities and Exchange Act	70,533,583	(Won)	3,747,774	5,222,000	(Won)	213,664	(260,531)	(Won)	(13,913)	(5,222,000)	(Won)	(213,664)	70,273,052	(Won)	3,733,861
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—		—	—		—	1,259,170		92,711

	71,792,753	(Won)	3,840,485	5,222,000	(Won)	213,664	(260,531)	(Won)	(13,913)	(5,222,000)	(Won)	(213,664)	71,532,222	(Won)	3,826,572

(Note)	Treasury stocks disposed of for the years ended December 31, 2007 and 2006 and the remaining balance as of December 31, 2007 have been and is expected to be used for the stock compensation to the Company’s directors and employees and other.

23.	OPERATING REVENUES

Operating revenues for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007		2006
Internet services	(Won)	2,497,897	(Won)	2,477,120
Data communication services		1,270,607		1,173,903
Telephone services		5,592,349		5,886,492
PCS services		5,874,610		5,506,443
PCS handsets sales		2,323,828		1,817,330
Other		1,100,791		963,592

Total	(Won)	18,660,082	(Won)	17,824,880

24.	CONSTRUCTION CONTRACTS

Details of construction contracts as of December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007
	Beginning contract balance		Increase		Recognized as revenue (Note)		Ending contract balance
Jungja Dong, Suwon	(Won)	27,158	(Won)	37	(Won)	(26,916)	(Won)	279
Sungsu Dong, Seoul		116,967		1,600		(54,731)		63,836
Bugae Dong, Incheon		184,179		6,260		(33,347)		157,092

Total	(Won)	328,304	(Won)	7,897	(Won)	(114,994)	(Won)	221,207

	2006
	Beginning contract balance		Increase (Decrease)		Recognized as revenue (Note)		Ending contract balance
Jungja Dong, Suwon	(Won)	48,657	(Won)	—	(Won)	(21,499)	(Won)	27,158
Sungsu Dong, Seoul		140,000		11,081		(34,114)		116,967
Bugae Dong, Incheon		191,713		—		(7,534)		184,179
Gaya Dong, Busan		11,055		(36)		(11,019)		—

Total	(Won)	391,425	(Won)	11,045	(Won)	(74,166)	(Won)	328,304

(Note)	These revenues are classified as other in operating revenues.

25.	OPERATING EXPENSES

Operating expenses for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007		2006
Salaries and wages	(Won)	2,242,295	(Won)	2,224,598
Share-based payment		1,251		531
Provision for severance indemnities		360,476		240,843
Employee welfare		528,902		527,062
Travel		38,568		42,057
Communications		76,983		65,825
Electric and water charges		233,230		212,105
Fuel expense		12,001		15,157
Taxes and dues		195,874		197,196
Supplies		37,765		37,199
Publications		6,281		5,773
Rent		226,327		219,825
Depreciation		3,193,591		3,185,193
Amortization		408,611		371,616
Repairs		288,715		414,428
Maintenance		322,364		290,590
Automobile maintenance		30,637		29,307
Insurance		23,157		20,496
Commissions		1,147,640		1,042,180
Facilitation		6,462		6,022
Advertising		274,450		232,202
Education and training		31,331		39,092
Survey and analysis		31,841		26,303
Praise and reward		11,168		10,894
Registration fee and legal cost		8,152		4,839
Research		238,722		225,321
Development		52,288		56,424
Interconnection charges		1,200,373		1,177,896
Cost of services		776,782		606,440
International settlement payment		216,962		203,339
Cost of goods sold		1,911,897		1,682,009
Promotion		749,029		561,186
Sales commission		1,902,106		1,348,156
Provision for doubtful accounts		71,502		111,285
Other		99,292		61,845

Sub-total		16,957,025		15,495,234
Less : transfer to other accounts		(42,284)		(53,730)

	(Won)	16,914,741	(Won)	15,441,504

26.	INCOME TAX EXPENSE

a.	Components of income tax expense for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007		2006
Current income tax expense (including additional income taxes and tax refunds)	(Won)	402,254	(Won)	467,901
Changes in deferred income tax assets and liabilities related to temporary differences (including tax loss and credits carryforwards)		(45,506)		8,471
Income tax expense directly reflected in stockholders’ equity		51		(247)

Income tax expense	(Won)	356,799	(Won)	476,125

Changes in deferred income tax assets related to temporary differences for the year ended December 31, 2007 is as follows (in millions of Korean won):

	2007
Beginning deferred income tax assets	(Won)	305,586
Ending deferred income tax assets		349,058
Changes in deferred income tax assets (liabilities) directly added to (deducted from) stockholders’ equity		(2,304)

Changes in deferred income tax assets	(Won)	45,506

b.	An explanation of the relationship between income tax expense and accounting income before income tax expense for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won) :

	2007		2006
Income from continuing operations before income tax expense	(Won)	1,447,763	(Won)	1,985,846

Income tax expense at statutory income tax rate (14.3% of taxable income less than (Won)100 million and 27.5% of taxable income exceeding (Won)100 million)		398,123		546,108
Differences (Note)		(41,324)		(69,983)

Income tax expense on continuing operations	(Won)	356,799	(Won)	476,125

Effective tax rates		24.64%		23.98%

(Note) Differences :
Non-temporary difference	(Won)	18,704	(Won)	42,390
Changes in deferred income tax assets (liabilities) unrecognized related to equity method investment securities		37,987		33,575
Tax credit for investment		(114,317)		(107,711)
Other tax credits		(6,842)		14,872
Additional income tax and tax refund for prior periods		30,545		(37,389)
Other		(7,401)		(15,720)

	(Won)	(41,324)	(Won)	(69,983)

c.	Changes in temporary differences, including tax loss and credits carryforwards, and deferred income tax assets (liabilities) for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007
	January 1, 2007		Final tax return amount (Note 1)		Increase		Decrease		December 31, 2007		Deferred income tax assets (liabilities)
											Current		Non-current
(Deductible temporary differences)
Allowance for doubtful accounts	(Won)	490,318	(Won)	419,703	(Won)	—	(Won)	61,625	(Won)	358,078	(Won)	92,990	(Won)	5,480
Inventories		42,972		42,256		—		7,277		34,979		9,619		—
Derivatives		158,962		158,746		5,975		—		164,721		45,298		—
Available-for-sale securities		18,941		19,009		—		5,727		13,282		—		3,653
Equity method investment securities (Note 2)		1,301,777		1,301,777		118,542		19,496		1,400,823		—		385,226
Contribution for construction		176,404		176,404		29,204		—		205,608		—		56,542
Accrued expenses		238,753		246,775		51,146		—		297,921		81,928		—
Provisions		102,768		113,234		—		29,315		83,919		19,275		3,802
Provision for severance indemnities		772,554		775,962		232,432		—		1,008,394		—		277,309
Refundable deposits for telephone installation		56,851		56,851		—		2,851		54,000		—		14,850
Other		19,173		111,793		37,789		—		149,582		(19,583)		60,720

Sub total		3,379,473	(Won)	3,422,510	(Won)	475,088	(Won)	126,291		3,771,307		229,527		807,582

Not recognized as deferred income tax assets (Note 4)		1,417,575								1,559,920		3,320		425,658

Recognized as deferred income tax assets		1,961,898								2,211,383		226,207		381,923
Tax rate (Note 3)		27.5%								27.5%

Deferred income tax assets		539,522								608,130		226,207		381,923

	2007
(Taxable temporary differences)
	January 1, 2007		Final tax return amount (Note 1)		Increase		Decrease		December 31, 2007		Deferred income tax assets (liabilities)
											Current		Non-current
Accrued interest income	(Won)	(5,305)	(Won)	(5,589)	(Won)	(527)	(Won)	—	(Won)	(6,116)	(Won)	(1,682)	(Won)	—
Equity method investment securities (Note 2)		(82,043)		(82,043)		(40,026)		—		(122,069)		—		(33,569)
Depreciation		(96,013)		(98,339)		—		(60,105)		(38,234)		—		(10,515)
Deposits for severance indemnities		(746,828)		(749,807)		(220,946)		—		(970,753)		—		(266,956)
Derivatives		—		—		(2,792)		—		(2,792)		—		(768)
Reserve for technology and human resource development		(320,000)		(320,000)		—		(106,667)		(213,333)		—		(58,667)

Sub total		(1,250,189)	(Won)	(1,255,778)	(Won)	(264,291)	(Won)	(166,772)		(1,353,297)		(1,682)		(370,475)

Not recognized as deferred income tax liabilities		(82,043)								(122,069)		—		(33,569)

Recognized as deferred income tax liabilities		(1,168,146)								(1,231,228)		(1,682)		(336,906)
Tax rate (Note 3)		27.5%								27.5%

Deferred income tax liabilities		(321,240)								(338,588)		(1,682)		(336,906)

(Tax loss carryforwards)
Total loss carryforwards		70,143	(Won)	69,334	(Won)	10,741	(Won)	12,698		67,377		—		18,529

Not recognized as deferred income tax assets (Note 5)		—								38,428		—		10,568

Recognized as deferred income tax assets		70,143								28,949		—		7,961
Tax rate (Note 3)		27.5%								27.5%

Deferred income tax assets		19,289								7,961		—		7,961

(Tax credit carryforwards)
Total tax credit		101,695								111,456		—		111,456
Not recognized as deferred income tax assets		16,905								22,991		—		22,991

Recognized as deferred income tax assets		84,790								88,465		35,000		36,555

Deferred income tax assets		68,285								71,555		35,000		36,555

Deferred income tax assets, net	(Won)	305,856							(Won)	349,058	(Won)	259,525	(Won)	89,533

	2006
	January 1, 2006		Final tax return amount (Note 1)		Increase		Decrease		December 31, 2006		Deferred income tax asset (liabilities)
											Current		Non-current
(Deductible temporary differences)
Allowance for doubtful accounts	(Won)	519,997	(Won)	528,324	(Won)	—	(Won)	78,465	(Won)	449,859	(Won)	121,672	(Won)	—
Inventories		41,494		41,494		1,479		—		42,973		11,818		—
Derivatives		119,820		119,820		39,143		—		158,963		43,715		—
Available-for-sale securities		24,369		24,369		—		5,427		18,942		—		4,139
Equity method investment securities		1,197,609		1,068,089		151,645		—		1,219,734		—		(22,963)
Held-to-maturity securities		63,927		63,927		—		63,927		—		—		—
Contribution for construction		147,849		147,849		28,556		—		176,405		—		48,511
Accrued expense		96,034		98,461		140,293		—		238,754		65,525		132
Provisions		108,878		108,878		—		6,110		102,768		2,942		25,319
Provision for severance indemnities		677,658		677,658		94,896		—		772,554		—		212,388
Refundable deposits for telephone installation		58,965		58,965		—		2,114		56,851		—		15,634
Other		105,457		113,234		1,095		53,425		60,904		9,112		2,284

Sub total		3,167,057		3,051,068		457,107		209,468		3,298,707		254,784		285,444

(Taxable temporary differences)
Depreciation	(Won)	(143,007)	(Won)	(138,398)	(Won)	(—)	(Won)	(41,111)	(Won)	(97,287)	(Won)	(—)	(Won)	(27,110)
Deposits for severance indemnities		(653,700)		(653,700)		(93,127)		—		(746,827)		—		(205,378)
Accrued income		(1,567)		(1,567)		(3,735)		—		(5,302)		(1,448)		(10)
Reserve for technology and human resource development		(320,000)		(320,000)		—		—		(320,000)		(29,333)		(58,667)

Sub total		(1,118,274)		(1,113,665)		(96,862)		(41,111)		(1,169,416)		(30,781)		(291,165)

Total	(Won)	2,043,783	(Won)	1,937,403	(Won)	360,245	(Won)	168,357	(Won)	2,129,291	(Won)	224,003	(Won)	(5,721)

Deferred income tax assets from temporary differences		258,784										224,003		(5,721)
Deferred income tax assets from tax loss carry forwards		20,088										—		19,289
Deferred income tax assets from tax credit carryforwards		104,259										40,114		28,171

Deferred income tax assets	(Won)	383,131									(Won)	264,117	(Won)	41,739

(Note 1)	Tax effects from true-up for prior year tax return arising from temporary difference and non-temporary differences were adjusted in deferred income tax assets and current earnings, respectively. Changes in temporary difference resulting from tax investigation in the current period were adjusted in final tax return amount.
(Note 2)	The Company did not recognize deferred income tax assets of (Won)419,037 million related to the tax effects of deductible temporary differences from equity in losses since it was not almost certain that the Company would be able to realize the related tax benefits in the foreseeable future. The Company also did not recognize deferred income tax liabilities totaling (Won)33,569 million, of which (Won)32,327 million represents the tax effect of taxable temporary differences from equity method investees, since it is almost certain that the differences will not reverse in the foreseeable future given that the Company is able to control the timing of reversal of the temporary difference and the investees have not declared dividends in the past 5 years.

(Note 3)	Tax rate is the enacted marginal tax rate which is expected to apply to taxable income in the periods in which the deferred income tax liability or asset is expected to be settled or realized
(Note 4)	Certain subsidiaries including KTR did not recognize deferred income tax assets amounting to (Won)9,900 million which resulted from the tax effects of deductible temporary differences of (Won)35,999 million in excess of taxable differences and future taxable income.
(Note 5)	Certain subsidiaries including TSC did not recognize deferred income tax assets amounting to (Won)10,568 million which resulted from the tax effects of tax loss carryforwards of (Won)38,408 million in excess of taxable differences and future taxable income.

e.	Deferred income tax assets (liabilities) and income tax benefit (expense) added to (deducted from) stockholders’ equity as of December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007
	Total		Income tax expense		Deferred income tax assets (liabilities)		Net
Gain on disposal of treasury stock (capital surplus)	(Won)	715	(Won)	(196)	(Won)	—	(Won)	519
Gain on translation of foreign operations		2,471		—		—		2,471
Loss on translation of foreign operations		(18,200)		—		5,005		(13,195)
Gain on valuation of available-for-sale securities		13,862		—		(3,218)		10,644
Gain on valuation of derivatives for cash flow hedge		2,792		—		(768)		2,024
Increase in equity of associates		6,557		—		(3,791)		2,766
Decrease in equity of associates		(6,300)		—		1,732		(4,568)

Total	(Won)	1,897	(Won)	(196)	(Won)	(1,040)	(Won)	661

	2006
	Total		Income tax expense		Deferred income tax assets (liabilities)		Net
Gain on disposal of treasury stock (capital surplus)	(Won)	899	(Won)	(247)	(Won)	—	(Won)	652
Gain on translation of foreign operations		15,560		—		—		15,560
Loss on translation of foreign operations		(32,435)		—		—		(32,435)
Gain on valuation of available-for-sale securities		12,575		—		(4,407)		8,168
Increase in equity of associates		4,743		—		(1,002)		3,741
Decrease in equity of associates		(7,480)		—		6,674		(806)

Total	(Won)	(6,138)	(Won)	(247)	(Won)	1,265	(Won)	(5,120)

27.	INCOME FROM DISCONTINUING OPERATIONS

Korea Telecom Venture Fund No.1 (the “Fund”), which was dissolved in August 2007, and KTPI, which is scheduled to be liquidated in 2008, are excluded from the consolidation as of December 31, 2007. The Fund and KTPI’s net income (loss) for the years ended December 31, 2007 and 2006 are reclassified into income (loss) from discounting operations as follows:

	2007						2006
	Fund No.1		KTPI		Total		Fund No.1		KTPI		Total
Operating and non-operating Income (loss) from discontinuing operations	(Won)	388	(Won)	(38,727)	(Won)	(38,339)	(Won)	(1,945)	(Won)	1,941	(Won)	(4)
Reversal of cumulative loss from discontinuing operations (Note 1)		—		112,543		112,543		—		—		—
Income (loss) from discontinuing operations (Note 2)	(Won)	388	(Won)	73,816	(Won)	74,204	(Won)	(1,945)	(Won)	1,941	(Won)	(4)

(Note 1)	Since future outflows of economic resources from the cumulative loss totaling(Won)112,543 million of KTPI are not expected, the cumulative loss was reversed as income.
(Note 2)	There were no tax effects for income (loss) from discounting operations for the years ended December 31, 2007 and 2006.

28.	INCOME PER SHARE

The Company’s net income per share for the years ended December 31, 2007 and 2006 are computed as follows (in millions of Korean won, except for per share data):

a. Basic Income Per Share From Continuing Operations
	2007		2006
Income from continuing operations	(Won)	982,093	(Won)	1,291,513
Weighted average number of common shares outstanding		206,599,294		209,894,649

Basic income per share from continuing operations (in Korean won)	(Won)	4,754	(Won)	6,153

b. Basic Income Per Share From Discontinuing Operations
	2007		2006
Income from discontinuing operations	(Won)	74,134	(Won)	348
Weighted average number of common shares outstanding		206,599,294		209,894,649

Basic income per share from discontinuing operations (in Korean won)	(Won)	358	(Won)	2

c. Basic Net Income Per Share
	2007		2006
Net income	(Won)	1,056,227	(Won)	1,291,863
Weighted average number of common shares outstanding		206,599,294		209,894,649

Basic net income per share (in Korean won)	(Won)	5,112	(Won)	6,155

d. Diluted Income Per Share From Continuing Operations

	2007		2006
Income from continuing operations	(Won)	982,093	(Won)	1,291,513
Interest on exchangeable bonds		—		52

Adjusted income from continuing operations		982,093		1,291,565
Adjusted weighted average number of common shares outstanding		206,599,294		209,894,649
Number of shares with dilutive effects		—		254,949

Diluted income per share from continuing operations (in Korean won)	(Won)	4,754	(Won)	6,146

e. Diluted Income Per Share From Discontinuing Operations

	2007		2006
Income from discontinuing operations	(Won)	74,134	(Won)	348
Adjusted income from discontinuing operations		74,134		348
Weighted average number of common shares outstanding		206,599,294		209,894,649
Number of shares with dilutive effects		—		254,949

Diluted income per share from discontinuing operations (in Korean won)	(Won)	359	(Won)	2

f. Diluted Net Income Per Share

	2007		2006
Net income	(Won)	1,056,227	(Won)	1,291,863
Interest on exchangeable bonds		—		52

Adjusted net income		1,056,227		1,291,915
Adjusted weighted average number of common shares outstanding		206,599,294		209,894,649
Number of shares with dilutive effects		—		254,949

Diluted net income per share (in Korean won)	(Won)	5,112	(Won)	6,148

For the purpose of calculating diluted income per share, interest expense for exchangeable bonds multiplied by (1-marginal tax rate) and all dilutive potential common shares were added to net income attributable to common share holders and the weighted average number of shares outstanding, respectively. Diluted income per share is calculated by dividing adjusted income by the weighted average number of common shares and all dilutive potential common shares. Share-based payments have no dilutive effect and are excluded from the calculation of diluted income per share.

(Note)	Potential common shares as of December 31, 2007 are as follows:

	Par value	Issue date	Maturity date	Exercisable Period	Common shares to be issued
Stock option	(Note 1)	December 26, 2002	December 26,2009	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	371,632
Stock option	(Note 2)	September 16, 2003	September 16, 2010	From 2 years after grant date till maturity date	3,000
Stock option	(Note 3)	February 4, 2005	February 4, 2012	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	43,153
Stock option	(Note 4)	March, 29, 2007	March 29, 2008	On maturity date, subject to the resolution of board of directors	23,925

Total					441,710

(Note 1)	Exercise price of (Won)70,000 per common share.
(Note 2)	Exercise price of (Won)57,000 per common share.
(Note 3)	Exercise price of (Won)54,600 per common share.
(Note 4)	Shares to be given subject to performance

29.	INSURANCE

As of December 31, 2007, certain assets are insured with Samsung Fire and Marine Insurance Co., Ltd. and other insurance companies as follows (in millions of Korean won):

	Risk covered	Coverage
Capital lease receivable	Movables package	(Won)	90,712
Inventories	Theft and fire		58,235
Buildings	Fire and other		1,233,547
Structures	Property package		53,106
Machinery	Property package and other		1,374,994
Vessel(vehicles)	Vessel and other		51,251
Others	Fire and other		333,618
Construction-in-progress	Fire		2,600
Equipment usage rights	Property package		102,669

Total		(Won)	3,300,732

30.	DIVIDENDS

Details of KT’s dividends for common stocks for the years ended December 31, 2007 and 2006 are as follows:

a. Dividends (in Korean won and shares) :

	2007			2006
Dividends per share (dividend ratio)	(Won)	2,000	(40%)	(Won)	2,000	(40%)
Number of shares outstanding (Note)		203,686,823			208,095,178

Dividend (in million of Korean won)	(Won)	407,374		(Won)	416,190

(Note) 71,515,577 shares and 71,532,222 shares of treasury stock as of December 31, 2007 and 2006, respectively, are excluded.

b. Dividend Payout Ratios (in millions of Korean won) :

	2007			2006
Dividends	(Won)	407,374		(Won)	416,190
Net income (Equity holders of the parent)		1,056,227			1,291,863

Payout ratio		38.57%			32.22%

c. Dividend Yield Ratios (in Koran won) :

	2007			2006
Dividends per share	(Won)	2,000		(Won)	2,000
Stock price at the end of the year		48,900			46,500

Dividend yield ratio		4.1%			4.3%

31.	STATEMENTS OF CASH FLOWS

The statements of cash flows have been presented using the indirect method. Significant non-cash transactions for the years ended December 31, 2007 and 2006 are detailed as follows (in millions of Korean won):

	2007		2006
Construction in progress transferred to property and equipment and other accounts	(Won)	3,122,246	(Won)	3,291,167
Transferred to newly included subsidiary’s net income or loss before acquisition :
Share-based payment		12		—
Provision for severance indemnities		1,003		—
Depreciation		2,010		—
Amortization		431		—
Bed debt		1,712		—
Foreign currency translation gains		92		—
Gain on disposal of property and equipment		77		—
Gain on disposal of available-for-sale securities		185		—
Gain on disposal of trading securities		42		—
Equity in income of associates		35		—
Other bad debt		934		—
Loss on disposal of available-for-sale securities		225		—
Equity in loss of associates		2,139		—
Loss on disposal of property		171		—
Impairment loss on investment assets		6,716		—
Impairment loss on intangible assets		221		—

32.	COMMITMENTS AND CONTINGENCIES

a.	Legal Matters

On May 25, 2005, the Fair Trade Commission (“FTC”) imposed a fine of (Won)116,168 million to the Company related to local telephone services and leased line services for internet cafes. On September 14, 2005, the FTC imposed an additional fine of (Won)24,258 million to the Company related to domestic and international long-distance services. The Company expensed these fines for the year ended December 31, 2005. As of December 31, 2007, the Company has appealed certain portion of the fine imposed by the FTC amounting to (Won)132,332 million to the Supreme Court. However, the final result of this appeal cannot be presently determined.

The Company is also in various litigation as a defendant in other cases of which claim amounts totaled (Won)70,651 million (109 cases) as of December 31, 2007. The Company accrued (Won)32,849 million as provisions related to the litigation as of December 31, 2007. However, the final result of this litigation cannot be presently determined.

b.	Commitments with Financial Institutions

As of December 31, 2007, major commitments with local financial institutions are as follows (in millions of Korean won and thousands of foreign currencies)

Commitment	Amount		Related companies
Bank overdraft	(Won)	964,000	KT, KTF, KTR, TSC and KT Capital
Commercial paper issuance		431,000	KT, TSC and KT Capital
Collateralized loan on accounts receivable—trade		760,000	KT and TSC
Note discount		10,000	KTL
Loans on checking account during the day		7,000	KT Capital
Letters of credit	USD	65,000	KT, KTP, KTSC, KTR and KT Capital
Working capital loans	USD	2,000	KTSC
Collection for foreign currency denominated checks	USD	1,000	KT

Total	(Won)	2,172,000
	USD	68,000

As of December 31, 2007, the Company has construction performance guarantee agreements with Korea Software Financial Cooperative and other four financial institutions with guarantee limits of USD 7,673 thousand, SAR (Saudi Arabia Riyal) 735 thousand and (Won) 180,955 million. In addition, Export-Import Bank of Korea and Kookmin Bank provide guarantees for the Company’s bid process and delay in payment of corporate income tax with guarantee limits of USD 580 thousand and (Won) 155,858 million.

Loss on sale of accounts receivable from the transfer of those receivables amounted to (Won)492 million for the year ended December 31, 2007, and accounts receivable sold but not matured as of December 31, 2007 are (Won)26,813 million.

c.	Shareholders’ Agreement between KT and NTT DoCoMo

In December 2005, KTF and NTT DoCoMo Inc. (“DoCoMo”) entered into a strategic alliance. As part of this strategic alliance, DoCoMo acquired a 10% equity interest in KTF (20,176,309 shares). In addition, on December 26, 2005, KT and DoCoMo entered into a shareholders’ agreement related to shares of KTF. Under the shareholders’ agreement, DoCoMo has the right to put its 20,176,309 shares for the acquisition amount plus interests to KT if an agreed target network coverage for W-CDMA service within Korea is not met by December 31, 2008. However, as of August 3, 2007, KTF reached the target network coverage mentioned above, and the right of DoCoMo to put its shares to KT has been now extinguished.

d.	Put and Call Combination Contract with JPMorgan Chase Bank

On December 27, 2005, the Company and JPMorgan Chase Bank entered into a “Put and Call Combination” contract based on the shares of Korea Digital Satellite Broadcasting (“KDB”), an equity method investee. Under this contract, during the period from December 29, 2007 to December 29, 2008, KT has the option to acquire 9,200,000 shares of KDB that were purchased by JP Morgan Whiterfriars Inc. on December 28, 2005. Otherwise, JPMorgan Chase Bank has the option to exercise the put option on such KDB shares to KT on December 29, 2008. The exercise price under the contract for both KT and JPMorgan Chase Bank is (Won) 46,000 million.

e.	Payment of a Handset Subsidy to Mobile Phone Users

According to the revised provisions of the Telecommunications Business Law (“TBL”), the Company is allowed to provide a one time handset subsidy to eligible mobile phone users within the next two years from March 27, 2006 to March 26, 2008. Pursuant to the TBL, the Company may establish its subsidy policy regarding the eligibility criteria and amount of payment. Consistent with the TBL, the Company provides a subsidy for mobile phone users who have subscribed to the Company’s service or any other mobile carriers for 18 consecutive months. Moreover, the Company has the right to discontinue the payment depending on marketing strategies, if necessary. However, the Company is required to report changes in the service agreement, should they take place, to the Ministry of Information and Communication within 30 days of the effective date.

33.	DERIVATIVES

For the years ended December 31, 2007 and 2006, the Company entered into various derivatives contracts with financial institutions. Details of these derivative contracts are as follows:

Type of transaction	Financial institution	Description
Interest rate swap	JP Morgan and others	Exchange fixed interest rate for variable interest rate for a specified period

Currency swap	JP Morgan and others	Exchange foreign currency cash flow for local currency cash flow local currency cash flow for a specified period

Combined interest rate currency swap	Merrill Lynch and others	Exchange foreign currency fixed (variable) swaps interest rate for local currency variable (fixed) interest

Currency forward	Kookmin Bank	Exchange a specified currency at the agreed exchange rate at a specified date

Currency future	Dongyang Futures Trading Co., Ltd.	Futures contract that specifies the price at which a specified currency can be bought or sold at a future date
The assets and liabilities recorded relating to the outstanding contracts as of December 31, 2007 and 2006 are as follows (in millions of Korean won and thousands of U.S. dollars):

	2007
	Fair value
Type of transaction	Contract amount		Assets (Current)		Assets (Nun-Current)		Liabilities (Current)
Interest rate swap	(Won)	486,540	(Won)	493	(Won)	—	(Won)	3,944
		USD 100,000
Currency swap		USD 220,000		—		1,710		2,833
Combined interest rate currency swap		USD 715,165		105		—		125,548
Currency forward		JPY 325,000		98		—		—

Total	(Won)	486,540
		USD 1,035,165
		JPY 325,000	(Won)	696	(Won)	1,710	(Won)	132,325

	2006
	Fair value
Type of transaction	Contract amount		Assets (Current)		Liabilities (Current)
Interest rate swap	(Won)	811,240	(Won)	9,290	(Won)	6,850
		USD 200,000
Currency swap		USD 20,000		—		1,692
Combined interest rate currency swap		USD 700,000		—		161,438

Total	(Won)	811,240
		USD 920,000	(Won)	9,290	(Won)	169,980

(Note)	Details of the foreign currency swap contracts to which cash flow hedge accounting is applied as of December 31, 2007 are as follows (in millions of Korean won and thousands of US dollars):

Type of Transaction	Contract date	Maturity date	Contract amount	Fair value – assets (Non-current)
Currency swap	April 4, 2007	April 11, 2012	USD 200,000	(Won)	1,710

Above foreign currency swap contract is to hedge the risk of variability of future cash flows from fixed rate foreign currency (USD) bonds and as of December 31, 2007, the gain on valuation of the swap contract amounting to (Won)2,024 million, net of income tax effect, is included in accumulated other comprehensive income and for the year ended December 31, 2007 the loss on valuation of the swap contract totaling (Won)2,280 million is recognized in current operations as a result of foreign currency translation gain from foreign currency (USD) bonds. In applying cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation to April 11, 2012. Approximately (Won)802 million of net derivative gain included in accumulated other comprehensive income at December 31, 2007 is expected to be reclassified into current operations within 12 months from that date.

The valuation gains and losses on the derivative contracts for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007
	Valuation gain (P/L)						Valuation loss (P/L)						Valuation gain (B/S) (Note)
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total		For hedging
Interest rate swap	(Won)	1,973	(Won)	—	(Won)	1,973	(Won)	10,823	(Won)	—	(Won)	10,823	(Won)	—
Currency swap		—		2,280		2,280		4,719		—		4,719		2,792
Combined interest rate currency swap		35,313		—		35,313		—		—		—		—
Currency forwards		98		—		98		—		—		—		—

Total	(Won)	37,384	(Won)	2,280	(Won)	39,664	(Won)	15,542	(Won)	—	(Won)	15,542	(Won)	2,792

(Note)	The amounts are before adjustment of deferred income tax which shall be directly reflected to equity.

	2006
	Valuation gain (P/L)						Valuation loss (P/L)
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total
Interest rate swap	(Won)	8,654	(Won)	—	(Won)	8,654	(Won)	1,435	(Won)	—	(Won)	1,435
Currency swap		—		—		—		4,855		—		4,855
Combined interest rate currency swap		—		—		—		80,412		—		80,412
Currency futures		—		—		—		13		—		13

Total	(Won)	8,654	(Won)	—	(Won)	8,654	(Won)	86,715	(Won)	—	(Won)	86,715

34.	SEGMENT INFORMATION

The Company has two major reportable segments, fixed-line telecommunication services and PCS services. Fixed-line telecommunication services include telephone services, internet services, data communication services and leased line services. PCS services include IMT-2000 services, and submarine cable construction and maintenance, intercommunication system management are all included in other segment.

Details of each segment for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007
	Fixed-line telecom services		PCS services		Other		Sub-total		Elimination		Consolidated amount
Total sales	(Won)	11,936,381	(Won)	7,293,321	(Won)	1,839,503	(Won)	21,069,205	(Won)	(2,409,123)	(Won)	18,660,082
Internal sales		(491,440)		(719,384)		(1,198,299)		(2,409,123)		2,409,123		—

Net sales	(Won)	11,444,941	(Won)	6,573,937	(Won)	641,204	(Won)	18,660,082	(Won)	—	(Won)	18,660,082

Operating income	(Won)	1,433,722	(Won)	440,900	(Won)	74,173	(Won)	1,948,795	(Won)	(203,454)	(Won)	1,745,341

Total assets	(Won)	17,950,064	(Won)	7,460,705	(Won)	2,382,708	(Won)	27,793,477	(Won)	(3,666,592)	(Won)	24,126,885

	2006
	Fixed-line telecom services		PCS services		Other		Sub-total		Elimination		Consolidated amount
Total sales	(Won)	11,856,009	(Won)	6,492,135	(Won)	1,443,772	(Won)	19,791,916	(Won)	(1,967,036)	(Won)	17,824,880
Internal sales		(491,440)		(719,384)		(756,212)		(1,967,036)		1,967,036		—

Net sales	(Won)	11,364,569	(Won)	5,772,751	(Won)	687,560	(Won)	17,824,880	(Won)	—	(Won)	17,824,880

Operating income	(Won)	1,756,228	(Won)	653,798	(Won)	54,274	(Won)	2,464,300	(Won)	(80,924)	(Won)	2,383,376

Total assets	(Won)	17,962,333	(Won)	8,068,028	(Won)	1,648,946	(Won)	27,679,307	(Won)	(3,457,273)	(Won)	24,222,034

b.	Information by Industry

Assets and liabilities by industry as of December 31, 2007 are as follows (in millions of Korean won):

	Non-financial		Financial		Consolidated amount
Assets:
Current assets
Quick assets	(Won)	5,072,971	(Won)	270,724	(Won)	5,343,695
Inventories		299,104		—		299,104

Sub-total		5,372,075		270,724		5,642,799

Non-current assets
Investments		460,019		12,147		472,166
Property and equipment		15,211,550		76,452		15,288,002
Intangible assets		1,735,295		28		1,735,323
Other		725,073		263,522		988,595

Sub-total		18,131,937		352,149		18,484,086

Total assets	(Won)	23,504,012	(Won)	622,873	(Won)	24,126,885

Liabilities:
Current liabilities	(Won)	4,914,796	(Won)	163,825	(Won)	5,078,621
Non-current liabilities		7,544,424		366,074		7,910,498

Total liabilities	(Won)	12,459,220	(Won)	529,899	(Won)	12,989,119

Results of operations by industry for the year ended December 31, 2007 are as follows (in millions of Korean won):

	Non-financial		Financial		Consolidated amount
Operating revenues	(Won)	18,630,403	(Won)	29,679	(Won)	18,660,082
Operating expenses		16,898,066		16,675		16,914,741

Operating income		1,732,337		13,004		1,745,341
Non-operating revenues		486,628		1,354		487,982
Non-operating expenses		772,507		13,053		785,560

Income from continuing operations before income tax expense		1,446,458		1,305		1,447,763
Income tax expense on continuing operations		356,454		345		356,799
Newly included subsidiary’s net loss before acquisition		5,810		—		5,810

Income from continuing operations		1,095,814		960		1,096,774
Income from discontinuing operations		74,204		—		74,204

Net income	(Won)	1,170,018	(Won)	960	(Won)	1,170,978

35.	VALUE ADDED INFORMATION

Value added information included in operating expenses for the years ended December 31, 2007 and 2006 are as follows (in millions of Korean won):

	2007		2006
Salaries	(Won)	2,242,295	(Won)	2,224,598
Share-based payment		1,239		531
Severance indemnities		359,473		240,843
Employee welfare		528,902		527,062
Rent		226,327		219,825
Depreciation		3,225,887		3,228,293
Amortization		430,623		389,710
Taxes and dues		195,874		197,196

Total	(Won)	7,210,620	(Won)	7,028,058

36.	EMPLOYEE WELFARE

Employee welfare through various plans spent by the Company for the years ended December 31, 2007 and 2006 totaled (Won)528,902 million and (Won)527,062 million, respectively.

Meanwhile, the Company donates cash to Employee Welfare Foundation each year. The related expenses recognized for the years ended December 31, 2007 and 2006 amounted to (Won)84,500 million and (Won)64,710 million, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	April 11, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director

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